ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2017

March 29, 2018

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	147

MATERIAL CONTRACTS	148

INTERESTS OF EXPERTS	148

ADDITIONAL INFORMATION	149

APPENDIX “A”	A-1

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of December 31, 2017.

Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and is presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: completion of the acquisition of Primero Mining Corp. and the related transactions (including the repayment of debentures, the establishment of new credit facilities, the establishment of new streaming agreements and the payment of other costs associated with the acquisition), future financings, the redemption of the Company’s securities, statements with respect to the Company’s business strategy, future planning processes, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data, anticipated development, expansion, exploration activities and production rates and mine plans and mine life, the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects, the timing of completion of exploration programs and preparation of technical reports, viability of the Company’s projects, anticipated reclamation and decommissioning activities, conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico, the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments, the Company’s ability to comply with future legislation or regulations, the Company’s intent to comply with future regulatory matters, future regulatory trends, future market conditions, future staffing levels and needs, assessment of future opportunities of the Company, future payments of dividends by the Company, assumptions of management, maintaining relations with local communities, renewing contracts related to material properties, the Share Repurchase Program (as hereinafter defined) and maintaining relations with employees. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein. See “Risk Factors”.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of Proven and Probable Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency and Exchange Rate Information

The Company uses the US dollar as its presentation currency. This AIF contains references to both U.S. dollars and Canadian dollars. All dollar amounts (i.e. “$” or “US$”), unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as “C$”.

On December 29, 2017, the exchange rate of Canadian dollars into US dollars, being the average exchange rate published by the Bank of Canada was US$1.00 equals C$1.2986.

GLOSSARY OF CERTAIN TECHNICAL TERMS

Following is a description of certain technical terms and abbreviations used in this AIF.

“Ag” means silver.

“Ag-Eq” means silver equivalent.

“AISC” means all-in sustaining costs.

“Au” means gold.

“BQ” means a standard wire line bit size which produces a core diameter of 37 millimetres.

“CCD” means counter-current decantation, a separation technique involving water or solution and a solid.

“Concentrate” means partially purified ore.

“CRMs” means certified reference materials.

“DD” means diamond drill.

“Doré” means a mixture of gold and silver in cast bars, as bullion.

“Fe” means iron.

“g/t” means grams per tonne.

“Grade” means the metal content of ore in grams per tonne or percent.

“HQ” means a standard wire line bit size which produces a core diameter of 63 millimetres.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes.

“Life of Mine” or “LOM” means the time in which, through the employment of the available capital, the ore reserves, or such reasonable extension of the ore reserves as conservative geological analysis may justify, will be extracted.

“Merrill-Crowe” or “MC” means a separation technique for extracting silver and gold from a cyanide solution.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“NQ” means a standard wire line bit size which produces a core diameter of 48 millimetres.

“NSR” means net smelter royalty.

“Oxides” or “Oxide Ore” means a mixture of valuable minerals and gangue minerals from which at least one of the minerals can be extracted.

“Pb” means lead.

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“QA/QC” means quality assurance and quality control.

“RC” means reverse circulation, a type of drilling

“Reserves” means Mineral Reserves.

“Resources” means Mineral Resources.

“Run of Mine” or “ROM” means ore in its natural, unprocessed state.

“Specific Gravity” or “SG” means a measurement that determines the density of minerals.

“Sulphide Minerals” or “Sulphide Ore” means any member of a group of compounds of sulfur with one or more metals.

“tpd” means metric tonnes per day.

“UG” means underground.

“Zn” means zinc.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic is the continuing corporation of “Brandy Resources Inc.” which was incorporated pursuant to the Company Act (British Columbia) (the predecessor legislation of the Business Corporations Act (British Columbia) (the “BCBCA”)) on September 26, 1979.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). Concurrently with this continuation, the Company consolidated its share capital on a 10 for one basis.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the BCBCA.

Since incorporation, First Majestic has undergone three name changes. The last name change occurred on November 22, 2006, when the Company adopted its current name.

The Company’s head office is located at Suite 1800 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception in 2003, First Majestic has been in the business of acquiring, exploring and developing silver properties and producing silver from its mines and mineral properties located in México.

In the past 15 years, the Company has been aggregating a portfolio of silver mines, properties and projects which consists of six producing mines which it owns and operates in México, three advanced-stage development silver projects as well as a number of exploration projects. The mines and material properties are as follows:

Producing Silver Mines	Location	Acquired
La Parrilla Silver Mine	Durango State, México	January 2004
San Martín Silver Mine	Jalisco State, México	May 2006 to September 2006
La Encantada Silver Mine	Coahuila State, México	November 2006 to March 2007
Del Toro Silver Mine	Zacatecas State, México	March 2004 to August 2005
La Guitarra Silver Mine	México State, México	July 2012
Santa Elena Silver/Gold Mine	Sonora State, México	October 2015

Development Projects	Location	Acquired
La Luz Silver Project	San Luis Potosi State, México	November 2009
Plomosas Silver Project	Sinaloa State, México	July 2012
La Joya Silver Project	Durango State, Mexico	October 2015

Most Recent Three Years

2015

In March 2015, the board of directors approved the renewal of the Company's share repurchase program (the "Share Repurchase Program") which was initially commenced in March 2013.

On April 22, 2015, the Company closed a bought deal private placement, led by BMO Capital Markets pursuant to which the Company issued an aggregate of 4,620,000 of its common shares at a price of C$6.50 per common share for gross proceeds of C$30,030,000 (the “BMO Offering”).

On October 1, 2015, the Company completed the acquisition, pursuant to a plan of arrangement (the “SilverCrest Arrangement”), of all the issued and outstanding shares of SilverCrest Mines Inc. (“SilverCrest”), a publicly traded company listed on the TSX whose primary asset was the Santa Elena Silver/Gold Mine located in Sonora State, México. Shareholders of SilverCrest received 0.2769 common shares in the capital of First Majestic and C$0.0001 for each share of SilverCrest held resulting in the Company issuing a total of 33,141,663 common shares. In addition, shareholders of SilverCrest received 0.1667 shares in the capital of a newly formed company named SilverCrest Metals Inc., which received certain exploration assets previously held by SilverCrest and First Majestic.

2016

On February 8, 2016, the Company entered into a credit agreement with The Bank of Nova Scotia and Investec Bank PLC as lenders in connection with a senior secured credit facility (the “Existing Credit Facility”) consisting of a $25 million revolving credit line and a $35 million term loan. The Existing Credit Facility is guaranteed by certain subsidiaries of the Company and is secured by a first charge against the assets of the Company and such subsidiaries. The term loan is repayable in quarterly instalments plus related interest. The revolving credit line terminates on maturity, being February 8, 2019.

$31.5 million of the term loan was utilized to payout a $30 million forward sale contract with Bank of America Merrill Lynch for 15,911.3 metric tonnes (“MT”) of lead at a fixed price of $0.945 per pound ($2,083/MT) which the Company entered into in April 2014, while the remaining $3.5 million thereunder was used for general corporate purposes. A portion of the $25 million revolving credit line was used to payout a $15 million revolving credit facility assumed by the Company in connection with the SilverCrest Arrangement.

The Existing Credit Facility contains market financial covenants, including the following, each tested quarterly, on a consolidated basis: (a) a leverage ratio based on total debt to rolling 4 quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling 4 quarters adjusted EBITDA divided by interest payments, of not less than 4.00:1.00; and (c) tangible net worth of not less than $436 million, plus 80% of its positive earnings subsequent to December 31, 2015. The Existing Credit Facility also provides for negative and positive covenants, customary for these types of facilities, including standard indebtedness baskets such as capital leases (up to $30 million).

Subsequent to the execution of the Existing Credit Facility, the Company completed an intra-group reorganization among its wholly owned subsidiaries, whereby NorCrest Silver Inc. ("Norcrest") merged into Corporación First Majestic S.A. de C.V. ("CFM") resulting in the subsidiaries of NorCrest becoming subsidiaries of CFM.

The Share Repurchase Program was renewed for a third time in March 2016.

On September 15, 2016, Mr. Ramon Davila resigned from the board of directors. Mr. Davila had served as a director of the Company since 2004 and was also its Chief Operating Officer ("COO") until July 2014.

On May 12, 2016, the Company closed a bought deal private placement that was co-led by Cormark Securities Inc. and BMO Capital Markets on behalf of a syndicate of underwriters including Desjardins Securities Inc., National Bank Financial Inc. and TD Securities Inc. The Company issued an aggregate of 5,250,900 common shares at a price of C$10.95 per common share for gross proceeds of C$57,497,355 (the "Cormark and BMO Offering"). The proceeds of the Cormark and BMO Offering were intended to be used for the mill and mine expansion at La Guitarra mine to 1,000 tpd, to further advance the roasting analysis and testing at La Encantada mine, to allow the Company to increase the amount of development and exploration across the Company's six operating mines, and for general corporate and working capital purposes.

2017

On March 1, 2017, Dustin VanDoorselaere, previously Vice President of Operations, was promoted to the role of COO. Mr. VanDoorselaere, an experienced mining engineer, will be responsible for overseeing all operational functions at each of the Company's operating silver mines in México. In addition, Marjorie Co was appointed to the Company's board of directors. Tony Pezzotti did not stand for re-election as a director at the Company’s 2017 annual general meeting and, accordingly, ceased to be a director on May 25, 2017.

The Share Repurchase Program was renewed for a fourth time in March 2017. Pursuant to the renewed Share Repurchase Program, the Company is authorized to repurchase up to 8,249,204 common shares of the Company during the ensuing 12 month period, which represents 5% of the 164,984,089 issued and outstanding shares of the Company as of March 10, 2017.

On May 20, 2017, a rogue group of union workers halted activities and blocked access at the La Encantada Silver Mine following a dispute regarding bonus payments offered to workers, disrupting operations at the mine. On June 2, 2017 First Majestic reached an agreement with the union to restart operations at the mine.

On October 3, 2017, the Company reported that an accident had occurred at the La Encantada Silver Mine as part of the construction of the 790 ramp. A total of four miners lost their lives due to gas intoxication. Immediately following the accident First Majestic briefly suspended its mining operations at La Encantada to focus on responding to the accident and supporting the families of the deceased.

In 2017 the Company determined that it was in its best interests to delist from the Bolsa Mexicana de Valores (the Mexican Stock Exchange) (“BMV”). To accomplish this under Mexican securities laws, the Company made an offer to purchase all of its common shares held by residents of México (the “Mexican Share Offer”) at a price of MXP$128.72 per common share (equivalent to US$6.55 as of December 29, 2017). The maximum number of common shares that will be repurchased under the Mexican Share Offer is 316,837 common shares. The Mexican Share Offer formally commenced on November 29, 2017. The Company’s shares were delisted from by the BMV effective February 21, 2018.

2018 to date

Proposed Acquisition of Primero

On January 12, 2018, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Primero Mining Corp. (“Primero”) pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Primero (each, a “Primero Share”) in exchange for 0.03325 of a common share of the Company (each, a “Common Share”) per Primero Share (the “Exchange Ratio”). Assuming no exercise of any convertible securities of Primero before the effective date (the “Effective Date”) of the plan of arrangement (the “Plan of Arrangement”) pursuant to the Arrangement Agreement (the “Arrangement”) and assuming no exercise of dissent rights by Primero shareholders, the Company expects to issue an aggregate of approximately 6,418,774 Common Shares in exchange for all of the issued and outstanding Primero Shares. Upon closing of the Arrangement, Primero will become a wholly-owned subsidiary of the Company and the former Primero shareholders will hold approximately 3% of the Company’s issued and outstanding Common Shares (based on the same assumptions and after giving effect to the issuance of the Common Shares to be issued to WPMI (as defined below) in consideration for the termination of the Existing Stream (as defined below) as discussed below. A copy of the Arrangement Agreement has been filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Arrangement was approved by Primero’s shareholders on March 13, 2018. The British Columbia Supreme Court approved the Arrangement at a court hearing for the final order on March 14, 2018. If all other conditions to the closing of the Arrangement are satisfied or waived (including receipt of anti-trust approval in Mexico), the Arrangement will be implemented by way of the court-approved Plan of Arrangement under the BCBCA. Closing of the Arrangement is currently expected to occur in late April. There can be no assurance that the consummation of the Arrangement will occur.

Pursuant to the Plan of Arrangement, each Primero option which is outstanding and has not been duly exercised prior to the Effective Time will be deemed to be unconditionally vested and exercisable in full and will be exchanged for a replacement option to purchase from the Company such number of Common Shares as is equal to the Exchange Ratio. Each replacement option will provide for an exercise price per Common Share (rounded up to the nearest whole cent) equal to the exercise price per Primero Share that would otherwise be payable pursuant to the Primero option it replaces, divided by the Exchange Ratio. All terms and conditions of any replacement option, including the term to expiry, conditions to and manner of exercising, will be the same as the Primero option for which it was exchanged.

Under the Arrangement all existing warrants of Primero will become exercisable to acquire Common Shares at exercise prices adjusted by the Exchange Ratio. All other terms and conditions of such warrants will be the same and such warrants will continue to be governed by the terms of the existing Primero warrant indenture.

The Arrangement will also provide that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero will be paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

Business Strategy and Rationale for the Acquisition of Primero

Primero operates the 100%-owned San Dimas Mine in Durango, Mexico, a low-cost asset with more than 100 years of mine production history. Primero has identified more than 120 epithermal veins with exploration potential. Together with the Company’s existing six operating silver mines in Mexico, the combined company will be a leading Mexican silver producer with pro forma annualized attributable silver equivalent production of 27-30 million silver equivalent ounces. With a strong balance sheet and liquidity profile, and a diversified portfolio of seven producing silver mines in Mexico, the combined company is expected to continue generating strong free cash flow and industry leading exposure to silver prices.

The acquisition of Primero will enhance the Company’s operating platform, adding a very high quality, long-lived asset in the San Dimas Mine. The New Stream (as defined below) repositions the asset by maximizing silver exposure, while significantly increasing the free cash flow from the San Dimas Mine.

Description of the Arrangement Agreement

The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by the full text of the Arrangement Agreement, which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Arrangement Agreement provides for the following significant terms:

•

Effective Date and Conditions of Arrangement. The Arrangement was approved by Primero shareholders on March 13, 2018.  The British Columbia Supreme Court approved the Arrangement at a court hearing for the final order on March 14, 2018. If the Company obtains Mexican Anti-Trust Clearance (as defined in the Arrangement Agreement) and all other conditions to the Arrangement becoming effective are satisfied or waived, the Arrangement will become effective on the terms set out in the Plan of Arrangement at the Effective Time (anticipated to be 12:01 a.m. (Vancouver time) on the Effective Date). It is currently expected that the Effective Date will occur in late April.

•

Representations and Warranties of Primero. The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of Primero in respect of matters pertaining to, among other things: incorporation and organization of Primero and its capitalization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the entering into by it and the performance of its obligations under the Arrangement Agreement not violating its constating documents or applicable laws; the ownership of Primero’s subsidiaries; its status as a “reporting issuer” under applicable Canadian securities laws; its public disclosure documents; its status as a “foreign private issuer” under U.S. securities laws; the absence of cease trade orders; its financial statements; its conduct of business in the ordinary course since December 31, 2016; its minute books; its financial books and records; its interests in real property; its mineral rights and mineral resources; its employees and employee benefits; its obligations with respect to debt instruments; its insurance policies; its material agreements and the absence of any breach thereof; the absence of undisclosed litigation matters; certain tax matters; its compliance with applicable laws; the absence of restrictions on its business practices; the absence of any undisclosed material liabilities; the condition and sufficiency of its assets; certain environmental matters; its third party expenses; the absence of any other negotiations; and its making of full disclosure to the Company.

•

Covenants of Primero. The Arrangement Agreement includes, among other things, negative and affirmative covenants of Primero customary for transactions of this nature, relating to among other things: obtaining shareholder, court and regulatory approval; the continuation of conduct of its business and corporate matters; the payment of all ordinary course liabilities consistent with past practices; the maintenance and preservation of the goodwill of Primero and Primero’s subsidiaries; the maintenance and preservation of its mineral rights and licences; its capitalization and corporate structure; no modification of and continued compliance of its material agreements; production of documents and information; the provision of access to the properties and personnel of Primero and Primero’s subsidiaries; modification of material obligations; pre-acquisition re-organizations; adherence to Primero’s monthly budget for the 12-month period ending December 31, 2018; calling and holding the meeting of holders of its 5.75% convertible unsecured subordinated debentures; notification being made to the Company upon the occurrence of certain events; certain tax matters; consultations with the Company regarding the direction and control of Primero’s business and operations; defense of litigation; and the performance of acts, maintenance of representations and warranties, and other things necessary or desirable in order to consummate and effect the transactions contemplated under the Arrangement Agreement.

•

Representations and Warranties of First Majestic. The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the Company’s part in respect of matters pertaining to, among other things: the Company’s incorporation and organization; the Company’s capitalization; the Company’s authority to enter into and to perform the Company’s obligations under the Arrangement Agreement; the entering into by the Company and the performance of the Company’s obligations under the Arrangement Agreement not violating the Company’s constating documents or applicable laws; the ownership of the Company’s material subsidiaries; the Company’s possession of adequate funds to pay any person in connection with the Arrangement; the Company’s status as a “reporting issuer” under applicable Canadian securities laws; the Company’s status as a “foreign private issuer” under U.S. securities laws; the Company’s financial statements; the Company’s conduct of business in the ordinary course since December 31, 2016; the Company’s mineral reserves and resources; the absence of undisclosed litigation matters; the Company’s compliance with applicable laws; the absence of any breach of the Company’s material agreements; certain environmental matters; the absence of any other negotiations; the absence of ownership by the Company or its affiliates of any securities of Primero; certain tax matters; the Company’s public filings and the Company’s status as a Canadian-controlled Person under the Investment Canada Act (Canada).

•

Covenants of First Majestic. The Arrangement Agreement includes, among other things, negative and affirmative covenants of the Company customary for transactions of this nature, relating to among other things: the deposit into escrow with Computershare Investor Services Inc. of a sufficient number of the Company’s shares to satisfy the consideration payable pursuant to the Arrangement Agreement; the Company’s efforts to obtain all required regulatory approvals; the reservation of a sufficient number of Common Shares necessary to complete the Arrangement and issue Common Shares upon exercise of the Replacement Options (as defined in the Arrangement Agreement) and exercise of the Primero warrants; the entering into of a reorganization, amalgamation, merger or consolidation that would reasonably be expected to materially delay the Arrangement; notification being made to Primero upon the occurrence of certain events; the maintenance of representations and warranties; compliance with applicable laws and the terms of the interim order and final order and other things necessary or desirable in order to consummate and effect the transactions contemplated under the Arrangement Agreement.

•

Mutual Conditions Precedent to the Arrangement. The Arrangement Agreement contains customary mutual conditions precedent, including conditions regarding approval by Primero’s shareholders of the Arrangement Resolution (as defined in the Arrangement Agreement), which has been obtained; receipt of the interim order and final order; changes to applicable laws; listing of the Common Shares on the TSX and NYSE; the issuance and distribution of Common Shares and Replacement Options; and the receipt of Mexican Antitrust Clearance (as defined in the Arrangement Agreement).

•

Conditions Precedent of First Majestic. The Company’s obligations to consummate the Arrangement are subject to the satisfaction of certain additional conditions relating to, among other things: the performance of all of Primero’s covenants; the material accuracy of each of Primero’s representations and warranties; the absence of any Material Adverse Change (as defined in the Arrangement Agreement) to Primero; the absence of any pending or threatened suit or action by any governmental entity that has a reasonable likelihood of success, seeking to restrain or prohibit the consummation of the Arrangement or seeking to prohibit or materially limit the Company’s ownership or operation or any of the Company’s material subsidiaries of any material portion of the business or assets of Primero or any Primero subsidiary; and the provision by Primero to the Company, on or before the Effective Date, of written resignations from all directors and officers of Primero and the directors and officers of Primero’s subsidiaries, as the Company may request.

•

Primero Conditions Precedent. The obligations of Primero to consummate the Arrangement are subject to the satisfaction of certain additional conditions relating to, among other things: the performance of all of the Company’s covenants; the material accuracy of each of the Company’s representations and warranties; and the absence of any Material Adverse Change (as defined in the Arrangement Agreement) to the Company.

•

Non-Solicitation Covenants, Rights to Accept a Superior Proposal and Right to Match. The Arrangement Agreement includes customary provisions including non-solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. Primero may accept an acquisition proposal from any person prior to the Primero shareholder meeting that was made not in violation of the Arrangement Agreement and that the board of directors of Primero determines in good faith is a superior proposal and that failure to take such action would be inconsistent with its fiduciary duty, provided that the Company will have a five business day period in which the Company can match the offer (in the Company’s discretion).

•

Termination. The Arrangement Agreement contains customary termination provisions for transactions of this nature relating to, among other things: the Arrangement Resolution not being approved; changes in laws; certain breaches of covenants; inaccuracy of certain representations and warranties; a Change of Recommendation (as defined in the Arrangement Agreement); the occurrence of a Material Adverse Effect (as defined in the Arrangement Agreement); and acceptance of a superior proposal. Unless otherwise agreed by the parties, the Arrangement Agreement may be terminated by either party if the Arrangement is not effected before April 30, 2018, provided that such date will be automatically extended by 60 days if the Mexican Anti-Trust Clearance has not been obtained by such date but all other conditions set out in the Arrangement Agreement have been satisfied or waived on or before April 30, 2018.

•

Termination/Expense Fees. Primero may be required to make a termination payment of $10 million to the Company in certain circumstances as set out in the Arrangement Agreement including termination of the Arrangement Agreement by Primero in order to accept a superior proposal. Both the Company and Primero have each agreed to pay a $2 million expense reimbursement fee to the other party as reimbursement for certain expenses upon termination of the Arrangement Agreement due to certain material breaches by either party of a representation or warranty contained in the Arrangement Agreement.

Procedure for the Arrangement to become Effective

The Arrangement is proposed to be carried out pursuant to the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Primero shareholders must approve the Arrangement by special resolution (requiring the approval of two-thirds of the votes cast on such resolution) and by any minority approvals required by Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;

(b)	the British Columbia Supreme Court must grant the final order approving the Arrangement; and

(c)

all other conditions precedent to the Arrangement further described in the Arrangement Agreement must be satisfied or waived by the appropriate party including receipt of Mexican Anti-Trust Clearance and any other necessary regulatory approvals.

The Primero shareholders approved the Arrangement by the required majorities on March 13, 2018. The final order was obtained on March 14, 2018.

If the Arrangement is completed as contemplated above, the Company may proceed with the reorganization of certain of Primero’s subsidiaries.

Transactions Related to the Arrangement

Primero Convertible Debentures

On February 9, 2015, Primero issued $75 million principal amount of 5.75% convertible unsecured subordinated debentures (the “Primero Debentures”) pursuant a trust indenture between Primero and Computershare Trust Company of Canada (the “Primero Indenture”) which remain outstanding as of the date hereof. In connection with the Arrangement, on March 13, 2018 the holders of the Primero Debentures approved a resolution pursuant to the Primero Indenture authorizing the acceleration of the maturity date of the Primero Debentures from February 28, 2020 to the next business day following closing of the Arrangement. Assuming that the Arrangement is completed, the Company will pay all outstanding amounts under the Primero Debentures in accordance with their terms.

Stream Agreements

Primero is a party to a streaming arrangement with Silver Wheaton Corp., now Wheaton Precious Metals Corp. (“Wheaton”), and Silver Wheaton (Caymans) Ltd., now Wheaton Precious Metals International Ltd. (“WPMI”), a subsidiary of Wheaton, pursuant to which Silver Trading (Barbados) Limited (“STB”), a Barbados incorporated subsidiary of Primero, has agreed to sell certain amounts of silver produced at the San Dimas Mine to WPMI (the “Existing Stream”).

In connection with entering into the Arrangement Agreement, the Company has entered into agreements with WPMI, whereby, following closing of the Arrangement and the completion of certain related matters, (i) the current silver streaming interest at the San Dimas Mine held by WPMI will be terminated in exchange for a $371 million termination payment by the Company to WPMI consisting of the issuance of 20,914,590 Common Shares (with a deemed value of $151 million) and the payment of $220 million in cash; and (ii) a new streaming agreement between the Company, its newly created wholly-owned subsidiary, FM Metal Trading (Barbados) Inc. and WPMI with respect to the San Dimas Mine will become effective (the “New Stream”). Under the New Stream, WPMI will pay to the Company $220 million in cash as a deposit. The Common Shares to be issued to WPMI will be subject to a 6 month hold period (subject to certain exceptions), with volume selling restrictions thereafter. The New Stream will be secured by the assets of the San Dimas Mine on substantially the same terms as the Existing Stream.

In addition to an up-front deposit of $220 million, the ongoing per ounce payment under the New Stream will be $600 per gold equivalent ounce (subject to a customary annual inflationary adjustment) on 25% of the gold equivalent production at the San Dimas Mine. The New Stream will provide for a significant reduction in the amount of payable metal compared to the Existing Stream which is expected to allow for greater free cash flow generation at the San Dimas Mine. The Company has agreed with WPMI to fix the gold to silver ratio that will be used to calculate the gold equivalent production at 70:1, with provisions to adjust the gold to silver ratio if the ratio moves above or below 90:1 or 50:1, respectively, for any consecutive 6 month period.

New Credit Facilities

As described above, On February 8, 2016, the Company entered into the Existing Credit Facility with the Bank of Nova Scotia (“Scotia Bank”) and Investec Bank PLC, as lenders.

In connection with entering into the Arrangement Agreement, the Company has entered into a commitment letter (the “Commitment Letter”) with Scotia Bank, pursuant to which Scotia Bank has agreed to provide the Company a total of $150 million in credit through a $75 million senior secured non-revolving credit facility (the “Backstop Facility”) and a $75 million senior secured revolving term credit facility (the “Revolving Facility”, and together with the Backstop Facility, the “New Credit Facilities”).

If the Company enters into the Backstop Facility, it will have a maturity date of one year from the date of closing (the “Backstop Facility Maturity Date”). The Backstop Facility will be repaid in full on the Backstop Facility Maturity Date. The Company does not presently intend to borrow under the Backstop Facility. The Revolving Facility will have a maturity date of three years from the date of closing (the “Revolving Facility Maturity Date”). The Revolving Facility will be repayable in full on the Revolving Facility Maturity Date. Voluntary prepayments can be made at any time, on customary notice, without premium or penalty. However, any amounts repaid or prepaid under the Backstop Facility may not be re-borrowed.

It is expected that Scotia Bank will take a perfected security interest in all the Company’s present and future assets, both real and personal, and of certain of the Company’s material subsidiaries. Such security interest is expected to be first-ranking with the exception of the security to be granted over the San Dimas Mine securing obligations to WPMI under the New Stream. The security interests provided to WPMI will rank pari passu with the security interests provided to Scotia Bank under the New Credit Facilities and will be governed by an intercreditor and collateral agency/proceeds agreement.

If the Arrangement is completed, the Revolving Facility will replace the Existing Credit Facility and will also be used to replace the existing credit facility of Primero and for general corporate purposes. If the Arrangement is not completed, the Existing Credit Facility will remain in effect. The New Credit Facilities will be put in place subject to the fulfillment of certain conditions precedent, including: the concurrent closing of the Arrangement; funding of the purchase price pursuant to the Arrangement by the Company in an amount which may total up to $120 million; the Arrangement closing on or before May 31, 2018; evidence of repayment or assumption of certain of Primero’s debts; evidence of termination of the Existing Stream and entry into the New Stream for the San Dimas Mine; and certain other customary conditions.

Payment of Other Costs Relating to the Arrangement

In connection with the closing of the Arrangement, certain other closing costs, including accounting, legal and advisory costs, will become payable by Primero, which have been estimated by Primero to total C$7,125,000.

In addition to the closing costs referred to above, Primero has estimated that change of control payments of an aggregate of approximately C$9.5 million will become payable to various current employees of Primero in connection with their termination upon closing of the Arrangement.

Debt Offering

On January 29, 2018, the Company announced the closing of its offering of $150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Initial Notes”). The initial conversion rate for the Initial Notes is 104.3297 Common Shares per $1,000 principal amount of Initial Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share. The Company intends to use the net proceeds from the offering of the Initial Notes to fund certain costs and expenses associated with the acquisition of Primero and for general corporate purposes, and if the acquisition is not consummated, for general corporate purposes. If the acquisition of Primero is not completed, the Company may, at its option, redeem the Initial Notes.

On February 15, 2018, the Company announced the issuance of $6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Over-Allotment Notes”) pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of the Initial Notes. The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

The Initial Notes and Over-Allotment Notes are governed by an indenture (the “Note Indenture”) entered into between the Company and Computershare Trust Company, N.A. on January 29, 2018. A copy of the Note Indenture is available under the Company’s profile on SEDAR at www.sedar.com.

The Share Repurchase Program was renewed for a fifth time in March 2018. Pursuant to the renewed Share Repurchase Program, the Company is authorized to repurchase up to 8,286,401 common shares of the Company during the ensuing 12 month period, which represents 5% of the 165,726,029 issued and outstanding shares of the Company as of March 12, 2018.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver production in México. The common shares of the Company trade on the TSX under the symbol “FR” and on the New York Stock Exchange (the “NYSE”) under the symbol “AG”. The Company’s common shares are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company owns and operates six producing mines in México:

1.	the Santa Elena Silver/Gold Mine in Sonora State (“Santa Elena Silver/Gold Mine” or “Santa Elena”);

2.	the La Encantada Silver Mine in Coahuila State (“La Encantada Silver Mine” or “La Encantada”);

3.	the La Parrilla Silver Mine in Durango State (“La Parrilla Silver Mine” or “La Parrilla”);

4.	the San Martín Silver Mine in Jalisco State (“San Martín Silver Mine” or “San Martín”);

5.	the Del Toro Silver Mine in Zacatecas State (“Del Toro Silver Mine” or “Del Toro”); and

6.	the La Guitarra Silver Mine in México State (“La Guitarra Silver Mine” or “La Guitarra”).

The Company also owns three advanced-stage silver development projects in México, being the Plomosas Silver Project in Sinaloa State, the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State, as well as a number of exploration projects in México. As such, the Company’s business is dependent on foreign operations in México.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than seasonal weather. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2017, the Company had 30 employees and contractors based in its Vancouver corporate office, 202 employees and contractors in its Durango offices, 15 employees in its México City office, four employees in Switzerland, three employees in the Netherlands and approximately 3,900 employees, contractors and other personnel in various mining locations in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Principal Markets for Silver

Silver is a precious metal that is a very important industrial commodity with growing uses in several technologies and desirable for jewellery and for investment purposes. Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties, which makes it valuable in numerous industrial applications including circuit boards, electrical wiring, semi & superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, computers, cell phones, household appliances, automobiles and a wide variety of other electronic products.

Silver as a global commodity is predominantly traded on the London Bullion Market (“LBM”), an over-the-counter silver market and the COMEX, a futures and options exchange in New York where most fund activity in relation to silver is focused. The LBM is the global hub of over-the-counter trading in silver and is the metal’s main physical market. Here, a bidding process results in a daily reference price known as the fix. Silver is quoted in US dollars per troy ounce. The Company assigns silver from its doré sales to one of two global banks; whereas, for concentrate sales, metal prices are determined by monthly averages based on contract terms with one of three smelter contracts. Smelter contracts are established with an annual tendering process which fix smelting charges normally to an annual basis.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals. The Company is a primary silver producer with approximately 63% of its revenue in 2017 from the sale of silver.

The Company also maintains an e-commerce website from which it sells a small portion (less than 1%) of its silver production directly to retail buyers (business to consumer) over the internet. See “Product Marketing and Sales”.

Mineral Projects

The following properties are material to First Majestic’s business: the Santa Elena Silver/Gold Mine; the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martín Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production estimates and throughputs for operating mines are quoted as metric tonnes per day related to the tonnes per day capacity of the mine. Production estimates and throughput averages for each mine take into account an average of two days of maintenance per month. Annual estimates of production are based on an average of 365 calendar days per year for each of the operating mines, and these mines generally operate 330 days per year even though the throughput rates are based on 365 calendar days average.

The following map of México indicates the locations of each of the Company’s mines and projects:

Summary of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves reported herein represent the most up to date revisions completed by First Majestic. Readers are cautioned against relying on such reports and upon the Resource and Reserve estimates therein since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits. The following three tables set out the Company’s Mineral Resources and Mineral Reserves estimated as of December 31, 2017. The technical reports from which the following information is derived are set forth under the heading "Current Technical Reports for Material Properties". In general, the consolidated Mineral Reserves for First Majestic, based on the most recent estimate of December 31, 2017, have increased 1% in terms of tonnage and have increased 9% in terms of silver-equivalent (“Ag-Eq”) metal content compared to the prior estimate of December 31, 2016 (as updated pursuant to the technical reports filed on December 20, 2017 regarding Del Toro, La Parrilla and San Martin). These variations reflect the results of the implemented exploration program to counter the effect of depletion originated by production, as well as a modest positive effect of about 2% increase in the assumed metal prices for gold, lead and zinc, while the silver price assumption remained unchanged.

TABLE 1
Proven and Probable Mineral Reserves for the operating mines with an Effective Date of December 31, 2017
(prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SANTA ELENA	Proven (UG)	Sulphides	247	174	2.96	-	-	402	1,390	23.5	3,200
	Probable (UG)	Sulphides	3,206	104	1.39	-	-	211	10,690	143.7	21,750
	Probable (Pad)	Oxides	1,736	36	0.87	-	-	103	2,010	48.6	5,750
	Total Proven and Probable (UG+PadOxides + Sulphides		5,189	84	1.29	-	-	184	14,090	215.8	30,700

LA ENCANTADA	Proven (UG)	Oxides	261	257	-	-	-	257	2,150	-	2,150
	Probable (UG)	Oxides	1,610	209	-	-	-	209	10,820	-	10,820
	Probable (UG)	Oxides - Flotation	809	147	-	2.35	-	196	3,820	-	5,090
	Probable (Tailings)	Oxides	4,138	110	-	-	-	110	14,630	-	14,630
	Total Proven and Probable (UG)	Oxides + Tailings	6,817	143	-	0.28	-	149	31,420	-	32,690

LA PARRILLA	Proven (UG)	Oxides	-	-	-	-	-	-	-	-	-
	Probable (UG)	Oxides	573	211	0.11	-	-	220	3,890	2.1	4,050
	Total Proven and Probable (UG)	Oxides	573	211	0.11	-	-	220	3,890	2.1	4,050
	Proven (UG)	Sulphides	-	-	-	-	-	-	-	-	-
	Probable (UG)	Sulphides	1,004	186	-	1.87	1.93	318	5,990	-	10,250
	Total Proven and Probable (UG)	Sulphides	1,004	186	-	1.87	1.93	318	5,990	-	10,250
	Total Proven and Probable (UG)	Oxides + Sulphides	1,577	195	0.04	1.19	1.23	282	9,880	2.1	14,300

SAN MARTÍN	Proven (UG)	Oxides	473	273	0.52	-	-	314	4,150	8.0	4,770
	Probable (UG)	Oxides	1,810	251	0.31	-	-	275	14,600	18.1	16,020
	Total Proven and Probable (UG)	Oxides	2,283	255	0.36	-	-	283	18,750	26.1	20,790

DEL TORO	Proven (UG)	Transition + Sulphides	392	159	0.08	3.38	1.53	295	2,000	1.0	3,730
	Probable (UG)	Transition + Sulphides	815	159	0.19	3.34	2.90	313	4,170	4.8	8,200
	Total Proven and Probable (UG)	Transition + Sulphides	1,207	159	0.15	3.35	2.46	307	6,170	5.8	11,930

LA GUITARRA	Proven (UG)	Sulphides	253	233	1.47	-	-	337	1,890	12.0	2,730
	Probable (UG)	Sulphides	664	245	1.19	-	-	329	5,230	25.4	7,020
	Total Proven and Probable (UG)	Sulphides	917	242	1.27	-	-	331	7,120	37.4	9,750

	Total Proven and Probable	All mineral types	17,991	151	0.50	0.44	0.27	208	87,430	287.2	120,160

(1)

Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	Metal prices considered for Mineral Reserves estimates were $18.00/oz Ag, $1,300/oz Au, $1.10/lb Pb, and $1.40/lb Zn.

(3)

The Mineral Reserves information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic, who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of this AIF.

(5)

The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades and factors are listed in the applicable section describing each mine below in this AIF.

(6)	The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties".

The Company’s consolidated Measured and Indicated Mineral Resources have increased 8% in terms of silver-equivalent metal content despite depletion from production. This increase resulted after capturing the exploration results of the year 2017 as well as the effect of the increase of an average of 8% in the assumed metal prices of silver, gold, lead and zinc.

TABLE 2
Measured and Indicated Mineral Resources with an Effective Date of December 31, 2017 update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Measured (UG)	Sulphides	560	178	2.65	-	-	383	3,210	47.7	6,890
	Indicated (UG)	Sulphides	2,580	129	1.77	-	-	266	10,720	147.1	22,080
SANTA ELENA	Indicated (Pad)	Oxides	1,496	39	0.97	-	-	114	1,870	46.5	5,470
	Total Measured and Indicated (UG+Pad)	Oxides + Sulphides	4,635	106	1.62	-	-	231	15,800	241.3	34,440

	Measured (UG)	Oxides	244	320	-	-	-	320	2,510	-	2,510
	Indicated (UG)	Oxides	1,001	285	-	-	-	285	9,160	-	9,160
LA ENCANTADA	Indicated (UG)	Oxides - Flotation	734	246	-	4.07	-	325	5,810	-	7,670
	Indicated (Tailings)	Oxides	4,222	110	-	-	-	110	14,930	-	14,930
	Total Measured and Indicated (UG)	Oxides + Tailings	6,201	163	-	0.48	-	172	32,410	-	34,270

	Measured (UG)	Oxides	-	-	-	-	-	-	-	-	-
	Indicated (UG)	Oxides	696	216	0.10	-	-	224	4,830	2.2	5,030
	Total Measured and Indicated (UG)	Oxides	696	216	0.10	-	-	224	4,830	2.2	5,030
LA PARRILLA	Measured (UG)	Sulphides	-	-	-	-	-	-	-	-	-
	Indicated (UG)	Sulphides	1,021	208	-	2.08	2.12	354	6,840	-	11,620
	Total Measured and Indicated (UG)	Sulphides	1,021	208	-	2.08	2.12	354	6,840	-	11,620
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,718	212	0.04	1.24	1.26	301	11,670	2.2	16,650

	Measured (UG)	Oxides	489	287	0.55	-	-	330	4,500	8.6	5,180
SAN MARTÍN	Indicated (UG)	Oxides	2,103	263	0.36	-	-	291	17,770	24.5	19,700
	Total Measured and Indicated (UG)	Oxides	2,591	267	0.40	-	-	299	22,270	33.1	24,880

DEL TORO	Measured (UG)	Transition + Sulphides	408	193	0.12	4.06	2.01	360	2,540	1.6	4,720
	Indicated (UG)	Transition + Sulphides	949	195	0.28	3.91	3.69	382	5,970	8.6	11,660
	Total Measured and Indicated (UG)	Transition + Sulphides	1,357	195	0.23	3.96	3.19	375	8,510	10.2	16,380

	Measured (UG)	Sulphides	228	284	1.77	-	-	409	2,090	12.9	3,000
LA GUITARRA	Indicated (UG)	Sulphides	584	295	1.43	-	-	396	5,540	26.9	7,440
	Total Measured and Indicated (UG)	Sulphides	812	292	1.53	-	-	400	7,630	39.8	10,440

	Total Measured and Indicated	All mineral types	17,315	177	0.59	0.61	0.37	246	98,290	326.6	137,060

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	In all cases, metal prices considered for Mineral Resource estimates were $20.00/oz Ag, $1,450/oz Au, $1.20/lb Pb, and $1.50/lb Zn.

(3)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(5)

The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and silver-equivalent factors are listed in the applicable section describing each mine below in this AIF.

(6)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

(7)	The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties".

Consolidated Inferred Mineral Resources increased 22% in terms of silver-equivalent metal content mainly due to the exploration results in Santa Elena and La Encantada, as well as the effect of the increase of an average of 8% in the assumed metal prices of silver, gold, lead and zinc.

TABLE 3
Inferred Mineral Resources with an Effective Date of December 31, 2017
(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Inferred Santa Elena Mine (UG)	Sulphides	1,063	105	1.44	-	-	216	3,580	49.4	7,390
SANTA ELENA	Inferred Ermitaño (UG)	Sulphides	3,365	68	3.99	-	-	377	7,380	432.0	40,780
	Inferred Total (UG)	Sulphides	4,428	77	3.38	-	-	338	10,960	481.4	48,170

	Inferred Ojuelas (UG)	Oxides - Flotation	35	292	-	0.78	-	305	330	-	340
LA ENCANTADA	Inferred Other deposits (UG)	Oxides	1,219	226	-	-	-	226	8,850	-	8,850
	Inferred backfills and stockpiles	Oxides	912	76	-	-	-	76	2,240	-	2,240
	Inferred Total (UG)	Oxides	2,166	164	-	0.01	-	164	11,420	-	11,430

	Inferred (UG)	Oxides	659	267	0.09	-	-	275	5,670	1.9	5,820
LA PARRILLA	Inferred (UG)	Sulphides	1,977	211	-	1.89	2.36	357	13,410	-	22,670
	Inferred Total (UG)	Oxides + Sulphides	2,636	225	0.02	1.42	1.77	336	19,080	1.9	28,490

SAN MARTÍN	Inferred Total (UG)	Oxides	2,510	266	0.08	-	-	272	21,430	6.9	21,970

DEL TORO	Inferred Total (UG)	Transition + Sulphides	1,516	192	0.09	4.48	1.70	369	9,370	4.4	17,970

LA GUITARRA	Inferred Total (UG)	Sulphides	500	276	1.24	-	-	363	4,430	19.8	5,840

LA JOYA	Inferred Total (OP)	Sulphides	27,927	58	0.28	-	-	103	51,650	251.4	92,910

	Total Inferred	All mineral types	41,684	96	0.57	0.25	0.17	169	128,340	765.8	226,780

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	In all cases, metal prices considered for Mineral Resource estimates were $20.00/oz Ag, $1,450/oz Au, $1.20/lb Pb, and $1.50/lb Zn.

(3)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(5)

The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and silver-equivalent factors are listed in the applicable section describing each mine below in this AIF.

(6)	Inferred Mineral Resource estimates for La Joya Project are based on the 2013 Preliminary Economic Assessment Technical Report compiled for SilverCrest.

(7)	The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties".

Current Technical Reports for the material properties

Technical reports were prepared in respect of each of the Company’s material properties as follows:

1.

A technical report for the La Guitarra Silver Mine was compiled by the Company under the supervision of Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA and Ms. Maria Elena Vasquez Jaimes, P. Geo., as the internal Qualified Persons for the Company. The Resource estimate of the Coloso area of La Guitarra was prepared by Amec Foster Wheeler Americas Ltd. (“Amec Foster Wheeler”) under the supervision of Mr. Greg Kulla, P. Geo. as Qualified Person.

2.

A technical report for the La Encantada Silver Mine was compiled by the Company under the supervision of Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA and Ms. Maria Elena Vasquez Jaimes, P. Geo., as the internal Qualified Persons for the Company. The Resource estimate of the Ojuelas area of La Encantada was prepared by Amec Foster Wheeler under the supervision of Mr. Peter Oshust, P. Geo. as Qualified Person.

3.

A technical report for the Del Toro Silver Mine was compiled by the Company under the supervision of Mr. Ramon Mendoza Reyes, P. Eng. and Mr. Jesus M. Velador Beltran, MMSA as the internal Qualified Persons for the Company and Mr. Andrew Hamilton, P. Geo. and an independent consultant to the Company.

4.

A technical report the San Martin Silver Mine was compiled by the Company under the supervision of Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA, Ms. Maria Elena Vasquez Jaimes, P. Geo. and Mr. Phillip J. Spurgeon, P. Geo., as the internal Qualified Persons for the Company.

5.

A technical report for La Parrilla Silver Mine was compiled by the Company under the supervision of Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA and Ms. Maria Elena Vasquez Jaimes, P. Geo., as the internal Qualified Persons for the Company. Certain data verification, the block model estimation of mineral resources, the mineral reserve estimate based on three-dimensional modelling, the recovery methods and the environmental, permitting, social and community sections of the technical report were prepared by SRK Consulting (Canada) Inc. (“SRK”) under the supervision of Mr. Stephen Taylor, P. Eng., Mr. Sebastien Bernier, P. Geo., Mr. Dominic Chartier, P. Geo., Mr. Daniel Sepulveda, SME-RM and  Mr. David Maarse, P. Geo., as Qualified Persons.

6.

A technical report for the Santa Elena Silver/Gold Mine was reviewed and deemed current by the Company by Mr. Jesus M. Velador Beltran, MMSA, and Mr. Ramon Mendoza Reyes, P. Eng., as the internal Qualified Persons for the Company.

(items 1-6 collectively referred to as the “Technical Reports”)

Details on data verification, exploration information, and key assumptions, parameters and, methods used to estimate the mineral resources and mineral reserves for each of the Company’s material properties are contained in the respective technical reports above. Certain of the assumptions for the December 31, 2017 effective date estimates have been updated in the footnotes to Tables 2 and 3 above.

The effective dates of the current Technical Reports and the effective dates of the corresponding mineral resource and mineral reserve estimates were:

TABLE 4
Effective dates of First Majestic Technical Reports

Mine /	Effective date of the	Effective date of the estimate of mineral
Project	Technical Report	resources and mineral reserves ("cut-off date")
Santa Elena	December 31, 2014	December 31, 2014
La Encantada	December 31, 2015	December 31, 2015
La Parrilla	December 31, 2016	December 31, 2016
San Martín	December 31, 2016	December 31, 2016
Del Toro	December 31, 2016	December 31, 2016
La Guitarra	March 15, 2015	December 31, 2014

The following table shows the total tonnage mined from each of the Company’s six producing properties during 2017, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. A portion of the production from each mine came from material other than Reserves or Resources, as set out below under the heading “Material Not in Reserves”.

TABLE 5
First Majestic 2017 Production

	SANTA ELENA	LA ENCANTADA	LA PARRILLA	DEL TORO	SAN MARTIN	LA GUITARRA	TOTAL
TONNES OF ORE PROCESSED	927,737	825,486	543,985	278,204	278,252	127,842	2,981,506

OZ OF SILVER PRODUCED	2,282,182	2,178,032	1,730,383	1,124,992	1,822,297	611,705	9,749,591

OZ OF SILVER EQ. PRODUCED FROM OTHER METALS (1)	3,644,950	5,867	426,816	1,112,738	500,538	407,406	6,098,315

TOTAL OZ OF SILVER EQ. PRODUCED	5,927,132	2,183,899	2,517,199	2,237,730	2,322,835	1,019,111	16,207,906

TONNES MINED FROM MATERIAL IN RESERVES	804,045	2,965	538,650	261,607	219,914	67,368	1,894,548

TONNES MINED FROM MATERIAL NOT IN RESERVES	123,692	822,521	5,335	16,597	58,338	60,474	1,086,958

(1)

Silver-equivalent ounces are estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the 2017 Annual Information Form.

(2)	Totals may not add up due to rounding.

Santa Elena Silver/Gold Mine, Sonora State, México

The Santa Elena Silver/Gold Mine is an underground (and formerly open pit) producing gold and silver mine located in Sonora, Mexico which the Company acquired in 2015. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Nusantara de Mexico, S.A. de C.V. (“Nusantara”). The Santa Elena mine includes an underground gold and silver mine and a 3,000 tpd processing facility. 20% of the gold production at the Santa Elena Silver/ Gold Mine is subject to a streaming agreement with Sandstorm Resources Ltd.

Certain of the information on the Santa Elena Silver/Gold Mine is based on the Technical Report titled, “Update to Santa Elena Pre-Feasibility Study, Sonora, México” prepared for SilverCrest Mines Inc., which the Company acquired, and re-addressed to First Majestic on October 1, 2015, having an effective date of December 31, 2014 (the “2014 Santa Elena Technical Report”). The 2014 Santa Elena Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2014 Santa Elena Technical Report which is available for review on SEDAR at www.sedar.com.

Information in this section that provides non-material updates to the information in the 2014 Santa Elena Technical Report has been generated internally by First Majestic. These updates include First Majestic’s revision of the resource estimates for Santa Elena, Alejandras and Tortuga areas, supervised by Mr. Jesus M. Velador Beltran. All the reserves estimates have been prepared internally by First Majestic under the supervision of Mr. Ramon Mendoza Reyes based on assumptions and factors reflecting the implemented underground mining method and the processing method based on the cyanidation circuit currently in operation. Mr. Velador Beltran and Mr. Mendoza Reyes are Qualified Persons for the purposes of NI 43-101 and they approve the scientific and technical information on the Santa Elena Silver/Gold Mine presented in this document.

Project Description and Location

The Santa Elena mine is located in Sonora, México, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The Santa Elena mine is located on the western edge of the north trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level. The Santa Elena mine is currently producing silver and gold in the form of doré bars from a 3,000 tpd CCD/Merrill-Crowe processing facility including ore from the underground operations and reprocessing of partially leached ore stored in a stockpile pad which was previously mined by open pit and processed by heap leaching. Commercial production for the 3,000 tpd mill and plant facility was declared on August 1, 2014. Underground development has been ongoing since January 2013.

The Santa Elena mine consists of sixteen contiguous mining concessions (the “Santa Elena Concessions”) covering approximately 57,184 hectares registered in the name of Nusantara, which include the El Gachi Properties acquired from Santacruz Silver Mining Ltd. in March 2017. On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de México S.A. de C.V. (“Tungsteno”) to acquire a 100% interest in nine of the Santa Elena Concessions through staged option payments over five years for a total cost of $4.0 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of Santa Elena with no underlying royalties.

Pursuant to a purchase agreement dated May 14, 2009 among SilverCrest, Nusantara, Sandstorm Resources Ltd., and Sandstorm Resources (Barbados) Ltd. (“Sandstorm Gold”), 20% of the gold production is sold to Sandstorm Gold at a price that is the lesser of (i) the market price as quoted by London Metals Exchange and (ii) either $350 per ounce of gold or $450 per ounce of gold produced from an underground mine, with such fixed prices being subject to an annual 1% adjustment commencing three years after the start of commercial production.

In 2014 the Company entered into two option agreements with Minera Evrim, S.A. de C.V., a subsidiary of Evrim Resources Corp., to acquire eight nearby mining concessions covering a total of 40,699 hectares, named the Ermitano group of two concessions and the Cumobabi group of six concessions.

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.3 million has been paid, $0.2 million due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

All mining concessions in México are valid for a period of 50 years. A mining concession in México does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. The annual cost per year for this lease ranges from approximately $55,000 to $160,000 dependent on the number of hectares required. Lease obligations have been met to date.

Accessibility, Local Resources, Infrastructure and Physiography

The Santa Elena mine can be accessed year-round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

The Santa Elena mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banamichi, an open pit mine (depleted in April 2015), a new 3,000 tpd CCD/MC processing facility, a waste dump with the estimated permitted capacity of 35 million tonnes, a new 3-stage crusher, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, a new Merrill-Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a maintenance shop, a new warehouse for inventory, power magazines, diesel generators (some decommissioned), and all required piping, power and security. The material on the existing heap leach facility is planned to be removed, and there is space on the facility for re-handling of the tailings prior to transport to the waste dump as dry stack tailings. Once pad ore is removed, space will be available for reloading lower grade material for other resources. In January of 2012, the expansion of Santa Elena from an open pit heap leach operation to an underground mill operation was commenced with ground breaking of the underground portal. By the end of 2014, the expansion was completed with all major equipment purchased and installed for the new processing facility, and underground development to approximately the 520 metre elevation. Santa Elena is located in the foothills of a north-south trending mountain range. Foothills area provides ample space for all required facilities and potential for future expansion.

As of December 31, 2014, all transition projects have been fully constructed, commissioned and commercial production announced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds.

Water for Santa Elena is available from two wells which were installed and tested in 2009 and 2011. The mine site, including newly completed expansion, has adequate water supply for operations. A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena operation. Additional power for production is provided by onsite diesel generators. Provision of grid power would require permitting and a significant capital expenditure.

History

Although minor amounts of historic production are evident at Santa Elena, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made these underground workings unsafe to enter. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property but no records are available for this drilling. During the early 1980’s, Tungsteno mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at Santa Elena.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from Santa Elena. During 2003, Tungsteno conducted an exploration program at Santa Elena consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS-Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS-Chemex of Hermosillo, México. This data was used by SilverCrest for early exploration and target development.

SilverCrest acquired the Santa Elena mine in December of 2005. The Santa Elena pit started commercial production of gold and silver in July 2011, and its Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena mine through its acquisition of SilverCrest on October 1, 2015.

Geological Setting

The Santa Elena mine is located in northwestern México. The northwest/southeast trending Sierra Madre Occidental extends from the USA-Mexican border to Guadalajara in the southeast, a distance of over 1,200 kilometres. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. Mineralizing fluids may have been sourced from Cenozoic intrusions. The structural separation along the faults formed conduits for mineral bearing solutions. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. In Sonora, emplacement of these systems has been influenced by the early Eocene east-west and east/northeast–west/southwest directed extension. The Santa Elena vein has a similar orientation to this extensional trend. The silicic volcanism is thought to be related to fractional crystallisation of mantle sourced basalts from subduction. The five main igneous deposits of the Sierra Madre Occidental are: (a) Plutonic/volcanic rocks: Late Cretaceous-Paleocene; (b) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (c) Silicic ignimbrites: Early Oligocene & Miocene (Upper Volcanic Complex); (d) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (e) repeat and episodic volcanic events related to rifting of the Gulf of California (alkaline basalt and ignimbrite) emplaced to western flanks: Late Miocene Pliocene and Quaternary. To the west of the Sierra Madre Occidental are the parallel ranges and valleys that show structural similarities to the extensional tectonic regimes of the Basin and Ranges Province to the east. Elevations in the west are lower than the eastern Provinces, with transition to the Coastal plains and Gulf of California.

The Santa Elena property is located at the northwestern extent of the Sierra Madre Occidental. The primary rock types observed at Santa Elena are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east/northeast. The volcanic units in the immediate area of the Santa Elena deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone and along a northwest-southeast trending the footwall of the vein. Andesite and granodiorite dikes have been identified at the Santa Elena deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main mineralized zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Interpretation from surface, open pit and underground mapping and drill-hole intercepts has shown that there are eight major faults directly related to the Santa Elena main mineralized zone.

Mineralization

Mineralization occurs as a series of replacement veins, stockworks and hydrothermal breccias typical of other high level low-sulphidation epithermal deposits found in the Sierra Madre. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold, silver, antimony, lead, zinc, barium, calcium and manganese which is consistent with a high calcium, high level, low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present but require more definition to determine their full extent. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east. Drill-hole SE-12-74 intersected the vein at approximately 500 vertical metres depth with an average uncapped grade of 1.56 grams per tonne gold and 133 grams per tonne silver over seven metres (not calculated as true width) along this plunging trend from the open pit operation. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. Minor sulphides have been observed in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill-holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Analyses shows calcium content of up to 15%.

Exploration and Drilling

From 2006 to 2015, SilverCrest completed several extensive exploration programs at Santa Elena. The 2013-2014 exploration programs included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. The Exploration Department at Santa Elena completed a more detailed geological map of the open pit, compiling all geological and structural information defining a revised surface exposure of main geological units and structural setting. An underground mapping and sampling program has been ongoing since 2013 at Santa Elena and includes the underground developed areas. The majority of the sampling and mapping has been done in exploration cross-cuts and in short delineation core drilling. First Majestic has carried out exploration at Santa Elena between October 2015 and December 2017. These exploration activities include geologic mapping, alteration mapping with the aid of the Terraspec ASD® (Analytical Spectral Device), geochemistry and diamond drilling.

SilverCrest completed four drill programs from early 2006 through 2011. In 2012-2013, SilverCrest targeted delineation of shallow, below-pit mineralization and deep mineralization, mostly trending to the east, with additional drilling and the first underground drilling program to take place at Santa Elena in fall 2013. This drilling focused on delineating and extending the areas along trend and down-dip of the main mineralized zone. Other drilling was located off strike to explore for near parallel mineralization. A total of 20 drill-holes were collared using RC drilling to expedite hanging wall drilling, then finished with diamond core from approximately 40-50 metres before the vein target depth through to the barren footwall. This practice was discontinued due to significant deviation in the pre-collared holes. A total of 21 DD holes (1,591 metres) were drilled in the underground 2013 program. A total of 218 holes (72,965 metres including RC with DD tails) were drilled during the 2012-13 program, including holes drilled from within the pit and the 2013 underground program.

During 2014, SilverCrest targeted infill drilling in the underground area for the initial stopes. This drilling resulted in approximate spacing of about 25 metres in the initial stope area, which was previously around 50 metres, allowing SilverCrest to create a more defined model and giving a better idea of grade distribution. A series of additional deep drill-holes to both the east and the west of the main mineralized zone were done to focus on the delineation and extension of the ore body to depth and also some drill-holes targeting the extension of the El Cholugo and Tortuga vein were completed in 2014. To the date of the Santa Elena Report, down hole surveys were completed on the majority of the drill -holes including all 2014 drill-holes both at surface and underground drilling. For the 2014 drilling, surveys were taken at an interval of approximately 30 metres, an initial reading at 10 metres was first taken to ensure no deviation had occurred during set up for the drill rig.

During 2015, SilverCrest continued infill and delineation drilling in the underground area for 15 additional stopes. This drilling resulted in approximate spacing of about 25 metres in those stope areas. This drilling campaign included 66 drill-holes, for approximately 2,110 metres.

All drilling in the 2012-2015 campaigns was conducted by external contractors.

Also in 2012, 10 trenches and subsequent bulk composite samples were excavated using an excavator to an average depth of five metres on the leach pad. Sampling was to test spent ore metallurgy for estimated recovery rates through the milling process.

Since the acquisition of Santa Elena, First Majestic has drilled 33,971 metres in 302 holes. In 2017 First Majestic drilled 21,207 metres in 243 holes. Almost 50% of the drilling was conducted on the San Judas-Santa Ana and Ermitaño West prospects. Additionally, the Company acquired a high-resolution SPOT satellite image covering approximately 175,000 hectares to carry out structural interpretations. Alteration mapping with the support of the Terraspec ASD ® spectrometer has also been completed in the Santa Elena Norte and Ermitaño West prospects.

Sampling Analysis and Security

The 2006 sampling by SilverCrest consisted of continuous surface channel sampling along exposed road cuts and outcrops. The underground verification channel sampling program consisted of semi-continuous horizontal sampling of identified Fronteer sample locations. The samples were collected over selected intervals, placed in plastic bags and periodically shipped to ALS-Chemex in Hermosillo México for preparation, with sample pulps shipped to and analysed by ALS-Chemex, North Vancouver, BC. The 2006, 2007 and 2008 core drilling procedure included the collection and labelling of the drill core. After logging and identifying the mineralized zone, core was selected for splitting and sampling. The 2008 RC drilling program consisted of collecting chips and cataloguing. The 2012 and 2013 drilling program included procedures for the collection and labelling of the drill core. A total of 15 drill-holes were first drilled by RC methods and finished with diamond core tails with a further four drilled purely as RC of HQ size drill core (63.5 millimetres diameter). Although RC cuttings were not retained, a number of samples from the hanging wall were sampled.

The drill core was recovered and stored in vinyl boxes. Drill runs were identified in the field by drillers using markers in the core boxes at three metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.11 to 36.7 metres (the latter was checked in supplied drill logs as being correct) and mode of approximately two metres. Not all drill-holes were entirely sampled. The average sample length used in the 2013 resource is 1.74 metres.

Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted CRMs, blanks and duplicates samples at regular intervals into the sampling stream. In addition, internal laboratory QA/QC procedures were followed.

The 2013-2014 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it was placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that had no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied.

For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. The Company created a reference standard from the source deposit processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and were stored in the core storage in Santa Elena. Samples collected, that are to be used for resource or reserve evaluation, should contain a minimum of one kilogram of sampled material when appropriate. Exceptions may include narrow widths sampled in outcrop or core intervals where collecting a one-kilogram sample is impractical. However, in these cases the sample must be representative of the total material being assessed.

Four different sample types have been taken to date at the underground of the Santa Elena mine: (i) infill drill core samples, (ii) channel (chip) samples, (iii) muck samples and (vi) long-hole drilling samples.

Infill Drill Core Samples

Infill drill core samples consist of the 2015 underground infill and delineation drilling program, comprising of 66 drill-holes of NQ drill core (47.5 millimetres diameter). Sampling protocols included procedures for the collection and labelling of the drill core. After the drill core was recovered, it was stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three-metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.45 to 2.65 metres and mode of approximately 1.5 metres. The drill core is sampled in the entire mineralized zone. A total of 1,124 samples were collected.

The 2015 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it was placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that had no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied.

For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. SilverCrest created a reference standard from the source deposit processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and were stored in the core storage in Santa Elena. Samples must be representative of the total material being assessed.

Core and surface chip samples collected during 2017 were analyzed in First Majestic´s Central Lab and SGS Lab in Durango. Most samples for resource update and resource estimation were analyzed at SGS. Underground chip samples were analyzed at Santa Elena’s mine lab.

The assay QA/QC program currently followed at Santa Elena consists of the following quality control samples, which represent an insertion rate of 20% of the original samples: three reference standard materials, coarse and pulp blanks, field duplicates, coarse and pulp duplicates and pulp checks that are sent to a commercial certified laboratory. Quality assurance consists of performing basic statistics for assays of the quality controls and doing visual inspection on correlation plots prepared with the assay data of the quality controls.

Channel Samples (Chip Samples)

Channel samples (chip samples) consist of:

•

Face Channel Samples, where: (a) every round of a new development face is sampled, for that purpose the geologists mark the channel to be taken to the geological assistants; (b) this mark is done around 1.5 metres from the floor elevation, from the foot-wall to the hanging-wall the channel is divided according to the lithology or features of the face, not taking samples greater than 1.5 metres; (c) the sampler takes the samples based on the marked provided by the geologist using a chisel and hammer; and (d) on every face the geologist marks a composite line that is for QA/QC duplicates. A blank sample is introduced every face, usually after the highest grade are identified by the geologist.

•

Back Sample, where: (a) channels are marked by the geologist every 10 metres along the back to be sampled; (b) from the footwall to the hanging wall - the channel is divided according the lithology or features of the back, not taking samples greater than 1.5 metres; and (c) the sampler arrives to the area and takes the samples based on the mark provided by the geologist - these samples are taken on the lifter (tele handler), using a chisel and hammer.

•

Exploration Crosscuts Sample, where: (a) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall – the channel is divided according to the lithology or features of the face, not taking samples greater than 1.5 metres, marks are done in both walls of the cross-cut; and (b) the sampler arrives to the face and takes the samples based on the mark provided by the geologist using a chisel and hammer.

To recover the sample, the crew use a plastic canvas that is cleaned after every sample is collected. All such samples have an identification number that help recognize the precedence and assay from the lab.

Muck Samples

The procedure followed in respect of the muck samples is to have all trucks that are sent from underground as ore (from stopes, slashes, development) dumped in the stock piles of the primary crusher and sampled. Every morning and afternoon the samplers arrive to site and wash the muck; from every muck pile, a 75 centimetre distance grid is marked and a sample is taken in all of the intersections of that grid. The sample has an identification number that help recognize the precedence and assay from the lab. QA/QC control consists of rejects resampled from the highest grade samples.

Long Hole Drilling Samples

The objective of the long hole drilling sample method is to sample all the holes that are going to be drilled in that shift. The geologist and the operations team communicate as to where drilling will be done and samples of the cuts of the drill-hole are taken every two rods (approx. three metres); there are as many bags as the length of the hole, with each bag having the name of the hole that is being drilled. The bags are then analyzed by the geologist to choose one or two representative samples using a splitter. The samples have an identification number that help recognize the precedence and assay from the lab.

For the 2012-2013 sampling, two analytical laboratories were used for sample analyses: Nusantara de México S.A. de C.V (“Nusantara Lab”), an on-site grade control laboratory for Santa Elena operations; and ALS-Chemex. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex in Chihuahua or Hermosillo for further preparation before being sent to ALS-Chemex in Vancouver for analyses. For the 2013-2014 sampling, three analytical laboratories were used for sample analyses: Nusantara Lab, ALS-Chemex and Inspectorate. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex or Inspectorate in Hermosillo for further preparation before being sent to ALS-Chemex or Inspectorate Mining and Metals in Vancouver for analyses.

For the leach pad material sampling, preparation and analyses for 2012 to 2013, all sampling was carried out by SilverCrest’s geologists and sampling protocols adopted the following procedures: (a) plastic bags were placed in a tray in the vertical outlet of the cyclone and into a container to avoid loss of material; (b) full interval was sampled and samples were taken at multiple orders according to the depth of the hole; for holes with a length of 10 and 20 metres, samples were taken every two metres; for holes with length of 15 metres, samples were collected every three metres, and only one five metre sample was collected for holes with five metre length; (c) all bags were labelled with the corresponding depth; and (d) the samples were delivered to the Nusantara Lab for splitting to pulverization and additional splitting to generate aliquot for analyses. All samples were handled by geologists at Santa Elena site. Samples were sent to the Nusantara Lab for analyses. Analytical method for gold included Fire Assay finishing in AA as well as gravimetric analyses for comparison purposes and for silver an Aqua Regia digestion finishing in AA. Blanks and CRM were inserted by exploration personnel prior to the sampling preparation at the Nusantara lab to carry out a QA/QC protocol in the preparation and analyses of the samples collected by the drilling program on the pad. The results did not indicate deviations from the blanks and CRMs assay values.

For the 2015 infill and delineation sampling, Nusantara Lab, the on-site grade control laboratory for Santa Elena operations was used.

Data Verification and Security of Samples

Historical data prior to the 2006 SilverCrest drilling campaign is not included in the current geological database.

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core and sent to ALS - Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest collected 15 underground channel samples to verify the sampling results of Fronteer samples. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both the Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analyses on 289 surface samples for fire assay AA finish and fire assay gravimetric analyses. Results show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. For QA/QC, duplicate analyses on 16 of 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During the 2008 drilling, approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

Insertion of CRMs at regular intervals was completed by SilverCrest staff during the 2013-2014 Santa Elena drill program. SilverCrest inserted 114 blank samples in a random fashion and near to expected high grade samples during the 2013-2014 drilling program, each blank was labelled “Blank” or “Blanco” in the drill-hole data base.

First Majestic’s internal qualified person has reviewed the data verification methods at Santa Elena and believes that the methods meet an industry standard of practice and are sufficient to support estimation of Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena mine over the last thirty years. More recently, metallurgical test work was carried out by Inspectorate Mining and Metals (“Inspectorate”) in their Richmond, BC facility on samples from Santa Elena. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out in Sonora at the University of Sonora.

As detailed in the Santa Elena Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional leaching by standard CCD milling with a Merrill-Crowe recovery system for doré bar production.

Metallurgical Operational Results up to December 31, 2017

The Santa Elena heap leach operation was completed in mid-2014 with the transition to the new CCD/MC processing facility. As of December 31, 2017, 1.74 million tonnes of leach pad material remain and has been fully or partially leached with overall recovery rates of 60% gold and 30% silver. The leach pad material ore is currently being reprocessed through the new processing facility. No crushing is required for this ore with direct feed to a reclaim stockpile area where it is mixed with crushed underground ore. The 3,000 tpd conventional CCD/MC processing facility was commissioned between May to August 2014 and commercial production was declared on August 1, 2014.

For 2017, a total of 0.93 million tonnes of ore with average grades of 1.73 grams per tonne gold and 86 grams per tonne silver were processed through the new facility. The overall blend (mix) of pad ore, and underground ore was approximately 58%/42%. A total of 2.28 million ounces of silver and 49,211 ounces of gold were produced in 2017.

Mineral Resources and Mineral Reserves

The update to the Mineral Reserves and Mineral Resources (underground and leach pad) for the Santa Elena mine is shown in the table below. Only Indicated Mineral Resources were used to define Mineral Reserves in the updated mine plan.

The following tables set forth the updated estimated Mineral Reserves and Mineral Resources for the Santa Elena Silver/Gold Mine sourced from the internal estimates prepared by First Majestic under supervision of its internal QPs as of December 31, 2017:

TABLE 6
Santa Elena Silver/Gold Mine Mineral Reserves Estimates with an Effective Date of December 31, 2017
(prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
SANTA ELENA
	Proven Main Vein (UG)	Sulphides	53	120	1.80	259	210	3.1	440
	Proven Alejandras (UG)	Sulphides	183	193	3.25	443	1,130	19.1	2,610
	Proven Tortuga (UG)	Sulphides	11	133	3.61	412	50	1.3	150
	Total Proven	Oxides + Sulphides	247	174	2.96	402	1,390	23.5	3,200

	Probable Main Vein (UG)	Sulphides	2,953	96	1.27	194	9,150	120.1	18,400
	Probable Alejandras (UG)	Sulphides	213	202	3.05	437	1,390	20.9	3,000
	Probable Tortuga (UG)	Sulphides	40	114	2.12	277	150	2.7	350
	Probable (PAD)	Oxides Spent Ore	1,736	36	0.87	103	2,010	48.6	5,750
	Total Probable	Oxides + Sulphides	4,942	80	1.21	173	12,700	192.3	27,500

	P&P Main Vein (UG)	Sulphides	3,007	97	1.27	195	9,360	123.2	18,840
	P&P Alejandras (UG)	Sulphides	396	198	3.14	440	2,520	40.0	5,610
	P&P Tortuga (UG)	Sulphides	51	123	2.45	311	200	4.0	500
	P&P (PAD)	Oxides Spent Ore	1,736	36	0.87	103	2,010	48.6	5,750
	Total Proven & Probable	Oxides + Sulphides	5,189	84	1.29	184	14,090	215.8	30,700

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $18.00/oz Ag, $1,300/oz Au.

(3)	Metallurgical recovery used was 89% for silver and 95% for gold.

(4)	Metal payable used was 99.9% for silver and gold.

(5)

Cut-off grade considered for UG ore was 135 g/t Ag-Eq for extraction by long-hole and cut and fill in the main vein, and 130 g/t Ag-Eq for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.

(6)	Cut-off grade considered for Leach Pad ore was 85 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.

(7)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(8)	Dilution for underground mining includes consideration for internal dilution for designed stopes, and an additional 8% dilution due to material handling. Mining loss is estimated at 6%.

(9)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(10)	Totals may not add up due to rounding.

With the update to Mineral Reserves, the Santa Elena LOM is scheduled to continue for five years at a nominal milling rate of 2,750 tpd with reduced throughput in the last year upon depletion of the leach pad reserves. The mine schedule is based on mining long-hole stopes early in the mine life at lower costs with small reserve being mined using cut and fill stopes towards the end of the mine schedule.

TABLE 7
Santa Elena Silver-Gold Mine Mineral Resources Estimates with an Effective Date of December 31, 2017
(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Measured and Indicated Mineral Resource

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
SANTA ELENA
	Measured Main Vein (UG)	Sulphides	298	138	1.60	262	1,320	15.4	2,510
	Measured Alejandras (UG)	Sulphides	251	227	3.84	524	1,840	31.0	4,230
	Measured Tortuga (UG)	Sulphides	10	149	3.99	458	50	1.3	150
	Total Measured	Oxides + Sulphides	560	178	2.65	383	3,210	47.7	6,890

	Indicated Main Vein (UG)	Sulphides	2,330	125	1.71	257	9,390	128.1	19,290
	Indicated Alejandras (UG)	Sulphides	194	180	2.48	372	1,120	15.5	2,320
	Indicated Tortuga (UG)	Sulphides	55	116	1.95	267	210	3.5	470
	Indicated (PAD)	Oxides Spent Ore	1,496	39	0.97	114	1,870	46.5	5,470
	Total Indicated	Oxides + Sulphides	4,076	96	1.48	210	12,590	193.6	27,550

	M&I Main Vein (UG)	Sulphides	2,629	127	1.70	258	10,710	143.5	21,800
	M&I Alejandras (UG)	Sulphides	445	207	3.25	458	2,960	46.5	6,550
	M&I Tortuga (UG)	Sulphides	66	123	2.28	300	260	4.8	620
	M&I (PAD)	Oxides Spent Ore	1,496	39	0.97	114	1,870	46.5	5,470
	Total Measured & Indicated	Oxides + Sulphides	4,635	106	1.62	231	15,800	241.3	34,440

Inferred Mineral Resources

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
SANTA ELENA
	Inferred Main Vein (UG)	Sulphides	918	101	1.45	213	2,980	42.9	6,300
	Inferred Alejandras (UG)	Sulphides	107	120	1.27	218	420	4.4	750
	Inferred Tortuga (UG)	Sulphides	38	145	1.73	279	180	2.1	340
	Inferred (Ermitaño)	Sulphides	3,365	68	3.99	377	7,380	432.0	40,780
	Total Inferred	Sulphides	4,428	77	3.38	338	10,960	481.4	48,170

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $20.00/oz Ag, $1,450/oz Au.

(3)	Metallurgical recovery used was 89% for silver and 95% for gold.

(4)	Metal payable used was 99.9% for silver and gold.

(5)

Cut-off grade considered for UG ore was 125 g/t Ag-Eq for extraction by long-hole and cut and fill in the main vein, and 120 g/t Ag-Eq for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.

(6)	Cut-off grade considered for Leach Pad ore was 75 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.

(7)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(8)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9)	Totals may not add up due to rounding.

(10)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Mining and Milling Operations

Initially, the Santa Elena open pit / heap leach mine was constructed in late 2009 and 2010 and was operational from 2010 to 2015. During 2013 and 2014, the open pit heap leach was transitioned into an underground, milling and CCD/MC 3,000 tonne per day processing facility. As of December 31, 2015, the underground mine was fully operational and producing steadily. The Santa Elena ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction.

In general, conventional mechanized mining methods have been selected. As of December 31, 2015, First Majestic has undertaken ore development, production drilling, blasting and loading operating its own equipment, and is using a contractor for the waste rock and ore haulage to surface. A contractor is retained to carry out the main ramp development. Approximately 89% of stoping is expected to be by long hole method and 11% by cut and fill methods. Most long hole stopes are produced early in the mine schedule. Average stope width is 10 metres.

Mining of the heap leach spent ore (“pad ore”) is completed by loader and conveyor to transport material to the plant.

As of December 31, 2017, the main ramp had been developed to approximately the 425 metre elevation with development drifts every 25 metres from the level 700 to the 450 metre level (elevations above sea level). Underground stope production during 2017 consisted of long hole stoping and mechanized cut-and-fill in the main vein, and conventional cut-and-fill in the narrow veins: Alejandras and Tortuga. Mineral reserves from the open pit were depleted in April 2015.

In 2016 the Company started the development of a second ramp called the San Salvador ramp, which was completed in April 2017. The new ramp connects to the Main Vein along level 575, improving ventilation and productivity by reducing trucking bottlenecks in the underground ramps.

First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tpd. The schedule is based on optimizing higher grade long hole stopes first, with more costly cut and fill mining in the main vein left for later in the mine life. An underground mining schedule has been developed for the stopes in the reserve model and for development required to access the stopes throughout the LOM plan. A 67%/33% mix (underground to pad ore) is assumed for the LOM plan.

The ore from underground reserves is currently processed by conventional milling and cyanide leaching technology. In addition, partially leached material from the existing heap leach operations is blended with underground ore at a variable rate and reprocessed through the same plant. Santa Elena ore (Underground and pad ore) contains an estimated grade of 1.29 grams per tonne gold and 84 grams per tonne silver and after crushing and grinding is leached in cyanide. Because of the relatively high level of silver in the ore (and hence solutions) there are advantages and benefits to using traditional CCD and Merrill-Crowe for metal recovery rather than carbon-in-leach/carbon-in-pulp (“CIL/CIP”) process. The partially leached pad ore yielded recoveries of approximately 60% gold and 30% silver when crushed to 10 millimeters and processed on the heap leach (partial leach cycle to Q2 2014). On re-leaching after grinding in the new plant, the balance of the metals is recovered to the level expected from fresh ore from underground, at a rate of 95% for gold and 89% for silver. The process plant has been designed to treat 3,000 tpd of ore, a mixture of freshly mined material and partially leached heap leach material, but First Majestic has found that after increasing the retaining time in the ball mill in order to achieve a finer particle, the metallurgical recovery of silver has increased significantly, which has resulted in a reduction of the nominal plant feed to 2,750 tpd. The plant has been designed to treat any proportion of these two types of feed.

Capital and Operating Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs for the remaining LOM of $56.69 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 8
Capital Cost Estimates

Sustaining Capital Cost, Including Exploration Drilling Expense

Mill Sustaining Capital	$10.93
Underground waste development expenses	18.03
Underground equipment and infrastructure	7.29
Underground and surface drilling	20.44
TOTAL CAPITAL COSTS:	$56.69

Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for Santa Elena have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $52.04 per tonne of ore processed based on current and projected costs. The life-of-mine plan assumed an approximate 67% underground ore to 33% pad ore blend.

TABLE 9
Operating Costs estimates

	Long Hole	Cut and Fill	Cut and Fill	Pad Ore
Mining Method	Main Vein	Main Vein	Narrow Veins	Reprocess
Process Method	Cyanidation	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$32.62	$22.69	$30.02	$2.50
Processing Cost/tonne (2)	$24.88	$24.88	$24.88	$22.58
Indirect Cost/tonne (3)	$8.06	$8.06	$8.06	$8.06

(1)

Long hole stoping in Main Vein represent 50% of the mine throughput, cut & fill stoping in main vein represent 37% of the mine throughput and cut & fill stoping in narrow veins represent 13% of the mine throughput.

(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.

(3)	Estimated based on current operations and may vary on an annual basis.

La Encantada Silver Mine, Coahuila State, México

La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, Mexico which the Company acquired in 2006. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Minera La Encantada, S.A. de C.V. (“Minera La Encantada”). La Encantada Silver Mine included two main underground silver mines: the La Encantada and the El Plomo mines which have now been consolidated into one underground operation, an industrial complex that includes a 4,000 tpd cyanidation plant and a 1,000 tpd flotation plant (currently in care-and-maintenance, except for the crushing and grinding areas which remain in operation).

La Encantada is comprised of 22 mining exploitation concessions covering 4,076 hectares (10,072 acres). The rights on all of the concessions making up the La Encantada Silver Mine expire between 2030 and 2065, but they can be extended for an additional 50-year period. The Company owns land surface rights covering a total of 20,812 hectares including 1,343 hectares of surface rights on industrial land where water wells are located which supply the milling and leaching process and 19,475 in a nearby area with potential to host water sources for future operation.

Certain of the information on the La Encantada Silver Mine is based on the Technical Report titled, “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, México” prepared by Maria E. Vazquez Jaimes, P. Geo., Jesus M. Velador Beltran, MMSA, Peter Oshust, P. Geo. and Ramon Mendoza Reyes P. Eng., with an effective date of December 31, 2015, which was filed on SEDAR on March 29, 2016 (the “2016 La Encantada Technical Report”). Mrs. Maria E. Vazquez Jaimes, Mr. Jesus M. Velador Beltran and Mr. Ramon Mendoza Reyes are Qualified Persons for the purposes of NI 43-101 and are each employees of First Majestic and accordingly, are not considered independent. La Encantada Silver Mine comprises operations in different deposits: vein systems and other minor deposits, Milagros and San Javier Breccias, Ojuelas, and tailings deposit No. 4. The 2016 La Encantada Technical Report includes results of an updated resource model for the Ojuelas area prepared for First Majestic by Amec Foster Wheeler under the supervision of Mr. Peter Oshust, P. Geo. It also includes First Majestic’s revision of the Resource estimates for vein systems and other minor deposits, Milagros and San Javier Breccias, and tailings deposit No. 4 that has been supervised by Mr. Jesus M. Velador Beltran. All the Reserves estimates have been prepared internally by First Majestic under the supervision of Mr. Ramon Mendoza Reyes based on assumptions and factors reflecting the implemented underground mining method and the processing method based on the cyanidation circuit currently in operation and a projected reconditioning of the flotation circuit. The 2016 La Encantada Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2016 La Encantanda Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

La Encantada Silver Mine is a producing mine located in the north western portion of the State of Coahuila, in northern México in the municipality of Villa de Ocampo, in the State of Coahuila, Mexico; approximately 120 kilometres east from the city of Melchor Múzquiz, Coahuila and approximately 120 kilometres north from the town of Ocampo, Coahuila. La Encantada consists of two main silver underground mines, being the La Encantada and the El Plomo mines which have been consolidated into one operation, and an industrial complex that includes a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation.

Accessibility, Local Resources, Infrastructure and Physiography

Access to La Encantada is primarily by charter airplane from Durango city (about two hours flying time), or from Torreón city (about 1:15 hours flying time). The Company operates its own private airstrip at the La Encantada mine. The airstrip is paved, 1,200 metres long by 17 metres wide, and located at 1,300 metres above sea-level. Driving time from the city of Múzquiz is approximately 2.5 hours, and about four to five hours from the city of Ocampo. The mine is accessible and operates all-year round.

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Metalúrgica Met-Mex Peñoles S.A. de C.V. (“Peñoles”) and Compañía Minera Los Angeles. The camp at La Encantada consists of 180 houses for accommodation of employees, offices, warehouses, a recreational club, restaurants, three guest houses, a school, a church, a hospital, water wells and an airstrip.

There are four ball mills at La Encantada: two processing fresh mined ore at an average rate of approximately 2,000 tpd, a third ball mill used until 2013 for processing tailings, and after the expansion of the crushing and grinding capacity in 2015, an additional 12’ x 24’ ball mill. During 2015, an additional tertiary crusher, two vibrating screens and a series of conveyor belts were installed along with the additional 12’ x 24’ ball mill. The plant expansion was completed in May 2015 and the ramp up to 3,000 tpd was attained in July 2015. Two ball mills with a capacity of 2,000 tpd sit in care and maintenance.

Power supply to La Encantada, the processing facilities and camp site is from diesel and natural gas generators provided by the Company. A drinkable water supply is also provided by the Company. While the Company has installed a satellite communication system with internet telephone, hand held radios are still carried by supervisors, managers and vehicle operators for communication. Most of the supplies and labour required for the operation are sourced from the city of Múzquiz, Coahuila, or directly from suppliers.

History

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed during the period from 1956 to 1963. In 1963, the La Prieta deposit was discovered within the area. In 1967, Peñoles and Tormex established a joint venture partnership (called “Minera La Encantada”) to acquire and develop the La Encantada project. In July 2004, Peñoles awarded a contract to operate the La Encantada mine, including the processing plant, and all installed facilities to a private Mexican company, Desmín, S.A. de C.V (“Desmin”). Desmin operated the mine and processing plant at a 25 percent capacity until November 1, 2006, when First Majestic purchased all of the outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all of the outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles included royalty payments to Peñoles of up to 11 percent on the net smelter return. First Majestic purchased the royalty from Peñoles in 2007. First Majestic is now the sole owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights, water rights, processing plant and ancillary facilities.

From November 2006 to June 2010, First Majestic operated a 1,000 tpd flotation plant which was upgraded after the purchase of Desmin and La Encantada to achieve designed throughput. All production during this period from the flotation plant was in the form of a lead-silver concentrate.

In July 2008, First Majestic commenced construction of a cyanidation plant with a capacity of 3,750 tpd. Production commenced in November, 2009 and commercial production was achieved on April 1, 2010. During 2011, several modifications were made to the cyanidation plant increasing its capacity to 4,000 tpd. The flotation circuit was placed under care and maintenance in June 2010, except for the crushing and grinding areas, which remain in operation. Since that time, the La Encantada operation has been producing doré bars only.

During the period of 2010 to 2013, First Majestic re-processed old tailings from the flotation circuit with approximately 1,000 tpd of ore feed from the underground mine for a combined throughput of 4,000 tpd. Starting in 2014, silver market conditions precluded the re-processing of tailings, and only production from underground workings was fed to the mill and the cyanidation plant.

In August 2014, First Majestic began a plant expansion initiative to bring the crushing and grinding capacity to 3,000 tpd. The plant expansion was completed by the end of June 2015, commissioning began in July 2015, allowing for the ramp up to 3,000 tpd which was completed by October 2015.

Geological Setting

The La Encantada mining district contains replacement and vein deposits with concentrations of silver, lead, iron and zinc in oxide and sulphide deposits hosted by calcareous sedimentary rocks of Cretaceous age. The styles of mineralization that have been recognized at La Encantada are veins, stockwork, mantos (stratabound replacements), dissemination in breccia pipes (chimneys) and intrusions, and dissemination of sulphides in skarn.

The La Encantada mining district is located within the Sierra Madre Oriental fold and thrust belt. It occurs on the eastern flank on a regional anticline that consists of a complex northwest-southeast folded and faulted sequence of Mesozoic age (Early Cretaceous to Late Cretaceous) sedimentary rock formations. The Cupido, La Peña, Aurora, Cuesta del Cura, Georgetown, Del Rio and Buda formations constitute the stratigraphic column in the region and consist predominantly of limestone, dolomite and shale.

The sedimentary sequence in the region was affected by intrusive rocks of dioritic, granodioritic and rhyolitic compositions, which branched out into the calcareous formations as dikes, sills and stocks. Skarn, marble and hornfels metamorphic rocks were developed by the intrusion of the stocks, dikes and sills.

The Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada Silver Mine, at the underground Level 1,535, as well as in some drill-hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulphide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

The La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60 metres thick sequence of calcareous and carbonaceous shale intercalated with thin limestone and dolomite beds. At La Encantada it occurs as a thin bedded sequence of black carbonaceous shale which appears to have been deposited in a reducing environment.

The Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) is the main host for mineralization at La Encantada. It consists of a sequence of thick to massive alternating beds of limestone and dolomite. The thickness of this formation at the mine is estimated to be about 500 metres.

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline (La Encantada range). The La Encantada mountain range runs for about 45 kilometres in the northwest-southeast direction and has elevations that vary from about 1,500 metres to over 2,400 metres. The range is affected by a regional northwest trending normal fault zone (La Encantada – Norias fault) that puts into contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The area is also affected by a series of subsidiary northwest and northeast trending faults.

The main sedimentary formations and intrusive rocks recognized at La Encantada are the Cupido, La Peña and Aurora formations, strongly altered dikes of apparent basalt-andesite composition, and coarse-grained dikes and stocks of diorite, granodiorite and rhyolite composition.

The physical (brittle) and chemical (reactive) characteristics of the Aurora Formation favoured the deposition of mineralization in the form of veins, stockworks, breccias and replacements. The localization of veins, stockworks and breccias appears to be controlled by the intersection of northeast trending and northwest trending subsidiary faults. In terms of volume, the most important mineral deposits that occur at La Encantada are mineralized tectonic breccias and breccia pipes. Skarn, hornfels and marble are developed at depth at the contact with the main stocks (Skarn dome and Milagros areas) and often contain sulphides mineralization; i.e. sphalerite and acanthite.

Mineralization

Silver, lead and zinc oxide and sulphide mineralization at La Encantada occurs in vein, manto, breccia skarn replacement and stockwork deposits. In general, shallower veins, mantos and breccias are oxidized whereas deeper mantos, skarn dissemination and stockworks contain primary sulphides; i.e. mineral deposits have been affected by a long process of oxidation and secondary enrichment. Most mining at La Encantada has been done in the oxidized mineral deposits and only some drilling and limited underground access has been done in the deposits with primary sulphides. The most recent drilling indicates potential for deep seated disseminated or massive sulphide replacements.

Oxidized mineral deposits consist of unconsolidated massive concentrations of oxides that contain hematite, goethite, manganese oxides (pyrolusite-psilomelane), zinc oxides (zincite), sulfates (jarosite and anglesite) and carbonates (calcite, siderite, manganiferous calcite, cerusite). Silver represents the main economic metal within the oxidized deposits at La Encantada. Silver mineralization occurs in the form of acanthite and native silver. Mineral deposition at La Encantada is recognized in a vertical extent of at least 500 metres; 1,535 metres to 2,035 metres above sea-level. Primary sulphides generally occur below the 1,600 metres elevation, at the skarn dome area (La Prieta) and Milagros area. Sulphide mineralization consists primarily of sphalerite, galena, pyrite and acanthite. According to historical records from Peñoles, typical grades in the oxidized deposits are of 400 g/t Ag, 5% Pb, and 20% Fe. In some high grade parts of La Encantada deposits, the mineralization may reach grades of over 1,000 g/t Ag, 20% Pb and 30% Fe. Primary sulphides at the Milagros stockwork zone show typical grades of 4.5% Zn, 1.0% Pb and 50 g/t Ag.

Exploration and Drilling

The La Encantada property has been the subject of exploration programs since its discovery in the 1950’s by prospectors in the early stages and by Peñoles from the late 1960’s to 2003. Current exploration programs at La Encantada consist of diamond drilling in combination with direct underground development which has proven to be the most effective approach for exploration at La Encantada. First Majestic’s exploration programs carried out from late 2006 to 2017 were primarily focused on categorizing and increasing the resource base for the La Encantada mine. Major efforts have been focused on the deposits of Milagros breccia, San Javier breccia, La Escalera breccia, Milagros intrusive, Ojuelas manto, La Fe manto Bonanza dike, San Francisco dike, Azul y Oro vein, Buenos Aires vein, 990 vein, 990-2 vein, Regalo vein, Conejo vein and Cuerpo de Zinc. Currently, the Company’s exploration strategy consists of exploring irregular shaped bodies and breccias in the Milagros area and the El Conejo vein located at El Plomo area. Geologic mapping and interpretations during 2017 allowed First Majestic to discover mineralization at the El Conejo vein. In late 2016, First Majestic carried out a geophysical study (airborne magnetics) on 8,000 hectares to assist in the identification of additional exploration targets. Surface mapping allowing the Company to identify a two kilometre long vein target, “El Pajarito”, which strikes NE, similarly to many of the known mineralized veins and is associated with significantly strong magnetic anomalies.

During the period of October 2008 to December 2015, a total of 89,426 metres of core drilling were completed in 591 holes, as set out in the 2016 La Encantada Technical Report. As of December 31, 2017, 115,734 metres had been drilled by First Majestic from underground and surface in order to categorize, delineate and increase Mineral Resources and a total of 15,369 metres were drilled in 80 holes during 2017. Exploration drilling detected or extended the boundaries of the economic mineralization of San Francisco dike, Cedrito dike, El Conejo vein and La Fe replacement. A substantial amount of the metres drilled during 2017 were of expansionary nature to explore new vein targets and manto-type deposits in the El Plomo area and along the southern flank of the skarn dome, respectively. Drilling during 2017 was carried out by the contractor Versa Perforaciones. As of December 31, 2017, underground developments at La Encantada operations totaled approximately 80.9 kilometres of which 3,064 metres were developed during 2017. This development program is part of the ongoing mining activities at the Milagros area and is a key element in the Company’s efforts to prepare for extraction of the reserves in the San Javier and Milagros breccias.

Sampling Analysis and Security

Representative chip samples are collected with chisel and hammer and channel samples are cut and broken with electric saw and hammer. The broken sample is collected on a tarp, put in numbered sample bags and channel samples are weighed prior to being sent to the laboratory.

Exploration sampling for reserve delineation at the La Encantada mine is conducted by drifting along the mineralized zones so that chip samples can be taken. Chip samples are the primary means of sampling in the mine (stopes, drifts, crosscuts, ramps, etc.) and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews collect chip samples at regular intervals of 3 metres for ore control and for resource estimation purposes. Muck piles are sampled for ore control purposes. Chip and channel samples have lengths that vary from tens of centimetres to usually one metre depending on the width of the mineralized structure.

A sampling line or channel consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. Each sample weighs between two and four kilograms. Locally, a drift can be completely enclosed by the mineralized structure, and the full thickness of the vein may not be sampled. All samples are marked with paint by the geologist and numbered on the walls of the drifts for proper orientation and identification. First Majestic has a written procedure for chip and channel sampling that describes details about sample collection and security.

Historical drillhole data provided by Peñoles is considered in the geologic modelling and if the information is confirmed and checked with further sampling, then it is included in the Resource/Reserve depletion estimation carried out by First Majestic. Core logging is performed by First Majestic geologists and geological information is input into Datashed. Core samples from current drilling are cut with a saw and the half core sample is sent to the corresponding laboratory for assaying. First Majestic has a written QA/QC procedure that describes all the quality controls that should be inserted in a sample batch. Quality controls are inserted in chip and core sample batches prior to sending to the corresponding laboratory. The Company’s QA/QC procedure establishes that a minimum of 20% of the samples submitted are quality control samples inserted in a typical sample batch. Quality controls include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates, and pulp checks with a secondary or check laboratory. Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality controls.

During 2017, all core samples for Mineral Resource estimation purposes were sent to First Majestic's Central Laboratory ("First Majestic Central Lab") in La Parrilla. Chip, muck and core samples for production or ore control purposes were assayed at La Encantada’s laboratory. La Encantada’s lab performs periodic assay checks with the First Majestic Central Lab. In May 2015, the First Majestic Central Lab obtained certification under the ISO-9001:2008 standard. First Majestic has implemented LabWare in order to automate the assay reporting processes at the First Majestic Central Lab. The First Majestic Central Lab follows strict QA/QC protocols and is used as a secondary or check lab by La Encantada’s lab, for production and ore control samples. At La Encantada’s lab, average correlation coefficient of the silver grades is 97% for the set of samples. Results of the sample checks carried out at the First Majestic Central Lab show that there is a low bias of the La Encantada’s lab in comparison with the First Majestic Central Lab.

Mineral Resources and Mineral Reserves

Mineral Resources from La Encantada were classified in order of increasing geological confidence into Inferred, Indicated and Measured categories.

Mineral Resources for the veins system and other minor deposits, the San Javier Breccia and Milagros Breccia areas, and the Tailings Deposit No. 4 have been estimated by First Majestic under the supervision of Jesus M. Velador Beltran, MMSA.

Mineral Resources for the Ojuelas area have been estimated for First Majestic by Amec Foster Wheeler under the supervision of Peter Oshust, P. Geo. The estimates are based on exploration results from the 2014 and 2015 exploration campaigns, and upon geologically constrained block models. The La Encantada Reserve blocks are estimated by applying modifying factors to the Resource blocks. The following table sets out the most recent Mineral Reserve estimates for the La Encantada mine prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic as of December 31, 2017:

TABLE 10
La Encantada Silver Mine Mineral Reserves Estimates with an Effective Date of December 31, 2017
(prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic)

Area	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Veins System	Proven (UG)	Oxides	261	257	-	257	2,150	2,150
and other	Probable (UG)	Oxides	526	244	-	244	4,130	4,130
Minor Deposits	Total Proven and Probable (UG)	Oxides	787	248	-	248	6,280	6,280

	Proven (UG)	Oxides	-	-	-	-	-	-
San Javier and	Probable (UG)	Oxides	1,084	192	-	192	6,690	6,690
Milagros	Total Proven and Probable (UG)	Oxides	1,084	192	-	192	6,690	6,690

	Proven (UG)	Oxides - Flotation	-	-	-	-	-	-
Ojuelas	Probable (UG)	Oxides - Flotation	809	147	2.35	196	3,820	5,090
	Total Proven and Probable (UG)	Oxides - Flotation	809	147	2.35	196	3,820	5,090

Tailings Deposit	Proven (Tailings)	Oxides	-	-	-	-	-	-
	Probable (Tailings)	Oxides	4,138	110	-	110	14,630	14,630
No. 4	Total Proven and Probable (Tailings)	Oxides	4,138	110	-	110	14,630	14,630

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Proven (UG)	Oxides	261	257	-	257	2,150	2,150
	Probable (UG)	Oxides	1,610	209	-	209	10,820	10,820
LA ENCANTADA	Probable (UG)	Oxides - Flotation	809	147	2.35	196	3,820	5,090
	Probable (Tailings)	Oxides	4,138	110	-	110	14,630	14,630
	Total Proven and Probable (UG + Tailings)	Oxides all types	6,817	143	0.28	149	31,420	32,690

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $18.00/oz Ag, and $0.90/lb Pb for Ojuelas.

(3)

Cut-off grade for the Veins System and other minor deposits was 155 g/t Ag and the San Javier and Milagros Breccias was 120 g/t Ag and is based on actual and estimated operating and sustaining costs, and metallurgical recoveries.

(4)	Cut-off considered for Ojuelas was a NSR $53.91/tonne and is based on estimated operating cost, sustaining costs and the production schedule ran in PCBC and metallurgical recoveries.

(5)	Cut-off grade considered for Tailings Deposit No. 4 was 85 g/t Ag and is based on estimated operating and sustaining costs, and metallurgical recoveries.

(6)	Metallurgical recovery of silver was assumed 67% for the Veins System, other minor deposits and the San Javier and Milagros Breccias.

(7)	Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead.

(8)	Metallurgical recovery used for Tailings Deposit No. 4 followed a constant tail approach, which for 85 g/t Ag results in 53% recovery of Ag.

(9)	Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.

(10)	Metal payable used for Ojuelas was 95% for silver and 95% for lead.

(11)	Silver equivalent grade is estimated as:

Ag-Eq = Ag Grade + [(Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2,204.62)] / (Ag Recovery x Ag Payable x Ag Price).

(12)

Dilution for Veins System and other Minor deposits was estimated at 15%, dilution for San Javier and Milagros Breccias was estimated at 40%, dilution for Ojuleas was estimated at 20% and dilution for Tailing Deposit No. 4 was estimated at 5%.

(13)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(14)	Totals may not add up due to rounding.

The following table sets out the most recent Mineral Resource estimates for the La Encantada, prepared under the supervision of Jesus M. Velador Beltran, MMSA as of December 31, 2017, and the estimate of the Mineral Resource for the Ojuelas deposit prepared under the supervision of Peter Oshust, P. Geo., Principal Geologist for Amec Foster Wheeler.

TABLE 11
  La Encantada Silver Mine Mineral Resources Estimates with an Effective Date of December 31, 2017
(prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic with the exception of Ojuelas deposit which was prepared under the supervision of Peter Oshust, P. Geo., Principal Geologist for Amec Foster Wheeler)

Measured and Indicated Mineral Resources

Area	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Veins System	Measured (UG)	Oxides	244	320	-	320	2,510	2,510
and other	Indicated (UG)	Oxides	503	279	-	279	4,520	4,520
Minor Deposits	Total Measured and Indicated (UG)	Oxides	747	293	-	293	7,030	7,030

San Javier and	Indicated San Javier (UG)	Oxides	498	290	-	290	4,640	4,640
Milagros	Total Indicated (UG)	Oxides	498	290	-	290	4,640	4,640

	Measured (UG)	Oxides - Flotation	-	-	-	-	-	-
Ojuelas	Indicated (UG)	Oxides - Flotation	734	246	4.07	325	5,810	7,670
	Total Measured and Indicated (UG)	Oxides - Flotation	734	246	4.07	325	5,810	7,670

Tailings Deposit	Measured (Tailings)	Oxides	-	-	-	-	-	-
	Indicated (Tailings)	Oxides	4,222	110	-	110	14,930	14,930
No. 4	Total Measured and Indicated (Tailings)	Oxides	4,222	110	-	110	14,930	14,930

	Total Measured (UG)	Oxides	244	320	-	320	2,510	2,510
	Total Indicated (UG)	Oxides	1,001	285	-	285	9,160	9,160
LA ENCANTADA	Total Indicated (UG)	Oxides - Flotation	734	246	4.07	325	5,810	7,670
	Total Indicated (Tailings)	Oxides	4,222	110	-	110	14,930	14,930
	Total Measured and Indicated (UG + Tailings)	Oxides all types	6,201	163	0.48	172	32,410	34,270

Inferred Mineral Resources

Area	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Veins System and other Minor Deposits	Inferred (UG)	Oxides	317	296	-	296	3,020	3,020
San Javier and Milagros Breccias	Inferred (UG)	Oxides	415	199	-	199	2,660	2,660
La Prieta Breccia	Inferred (UG)	Oxides	487	203	-	203	3,170	3,170
Ojuelas	Inferred (UG)	Oxides - Flotation	35	292	0.78	305	330	340
Chorros & Surface Stockpiles	Inferred (UG)	Backfill & Stockpiles	912	76	-	76	2,240	2,240
LA ENCANTADA	Total Inferred (UG)	Oxides all types	2,166	164	0.01	164	11,420	11,430

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered for all deposits were $20.00/oz Ag, with the exception of Ojuelas which used $19.50/oz Ag and $0.95/lb Pb.

(3)

Cut-off grade considered for the Veins System and other Minor Deposits was 135 g/t Ag; cut-off grade for the San Javier and Milagros Breccias was 130 g/t Ag, cut-off grade for Ojuelas was 135 g/t Ag-Eq, and cutoff grade for Tailings Deposit No. 4 was 85 g/t Ag. Cut-off estimates are based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.

(4)	Metallurgical recovery of silver was assumed 67% for the Veins System, other Minor Deposits and the San Javier and Milagros Breccias.

(5)	Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead.

(6)	Metallurgical recovery of silver for Tailings Deposit No. 4 was assumed at 53%.

(7)	Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.

(8)	Metal payable used for Ojuelas was 95% for silver and 95% for lead.

(9)	Silver equivalent grade for Ojuelas is estimated as:
Ag-Eq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(10)	Tonnage is expressed in thousands of tonnes and silver content in thousands of ounces.

(11)	Totals may not add up due to rounding.

(12)	Measured and Indicated Mineral Resources are reported inclusive or Mineral Reserves.

(13)

Mineral Resources estimates for the San Javier Breccia, Milagros Breccia, Vein Systems areas and Tailings Deposit No. 4 were prepared under supervision of Jesus M. Velador Beltran, MMSA of First Majestic, and estimates for the Ojuelas area were prepared under supervision of Peter Oshust, P. Geo. of Amec Foster Wheeler Americas Ltd.

Mining and Milling Operations

Total mill throughput in 2017 was 825,486 tonnes grading an average of 127 g/t Ag which resulted in 2.18 million ounces of silver being produced. The decrease in production was primarily due to a 6% decrease in tonnes milled and a reduction in average silver grade partially offset by an improvement in the metallurgical recoveries. In 2017 the Company focused on developing the caving system in the San Javier Breccia while mining mineralized material from old stopes, stockpiles, recovery of pillars and a portion of high grade narrow veins. During 2017, 2,965 tonnes of ore were processed from reserves and 822,522 tonnes were processed from material not in reserves.

The La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometres long, 700 metres wide and 400 metres in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation, although rail haulage and shaft hoisting are still used on some areas of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 metres from the surface (2,035 metres above sea-level) to about the 1525 level (1,525 metres above sea-level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area. In order to improve mine safety the Company built two underground mine refuges with a capacity of 20 people each. The Company also constructed a new underground maintenance shop in 2011 to improve the availability and productivity of the underground fleet.

Mining the veins system and other minor deposits at La Encantada is undertaken using primarily the conventional overhand cut-and-fill mining method. Ramps are driven into the orebodies, and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore.

Mining operations at La Encantada are partially mechanized. Drilling of access drifts and ramps is carried out using hydraulic jumbos, and most of the headings and cut-and-fill stoping is accomplished using pneumatic hand-held jackleg machines.

The cut-and-fill stoping cycle is started with blast holes drilled using hand-held jackleg drills, followed by blasting using conventional mining explosives. After blasting, low-profile loaders are used to muck the blasted ore. The cut and fill stopes range between 50-150 metres in length along strike, and extend between levels which are typically spaced 15 to 30 metres apart vertically. Each cut is 2.5 to 3.0 metres in height. Depending on ground conditions, the blast holes are drilled either upward or horizontally. Waste and mineralized material below cut-off grade is blasted down and used as backfill as needed.

The minimum mining width is 2.0 metres, and planned dilution is included in the mine design, which varies according to the ground conditions, vein width, and the dip of the vein. The dilution factors range from 5% to 20%, with an average of approximately 10%. Mined areas are measured to compare the width of the vein and the width of the cut on a regular basis; as mining advances, this comparison is used as means of reconciliation and to build the historical database of the dilution and mining recovery factors. Sills and access drifts are excavated at 2.5 metres wide by 3.0 metres high, cross-cuts and access ramps to the stopes are excavated 3.0 metres wide by 3.0 metres high, and main access ramps are excavated 4.0 metres wide by 4.5 metres high.

Conventional diesel haul trucks are used for haulage of the ore to the ROM pad located close to the primary crusher site.

Employee and material movement in and out of the mine is via the mine portal driven into the side of the mountain, or from the Maria Isabel shaft.

Based on the geotechnical characteristics and the geometry of the San Javier and Milagros breccias, First Majestic has started the implementation of a variant of inclined caving for these areas. This configuration allows the extraction of ore by building draw-points at different elevations, starting from the outside of the deposits and working inwards as the lower levels are developed. Production from material not in reserves is expected to continue in 2017 and the first quarter of 2018 at similar levels to the 2016 throughput while the preparation of the caving blocks is completed.

As a result of the addition of the cyanidation plant in 2009, the only area operating at the old flotation plant is the crushing and grinding areas for the mined fresh ore. There are four ball mills at La Encantada, two processing fresh mined ore at an average rate of approximately 2,000 tpd, a third ball mill used until 2013 for processing tailings, and after the expansion of the crushing and grinding capacity, an additional 12’ x 24’ ball mill, an additional tertiary crusher, two vibrating screens and a series of conveyor belts have been installed. The plant expansion was completed in May 2015, and the ramp up to 3,000 tpd was attained in July 2015. Two ball mills with a capacity or 2,000 tpd sit in care and maintenance.

Fresh crushed ore is fed to the grinding circuit where cyanide is added to pre-condition the pulp and promote silver leaching. The resulting pre-conditioned pulp is sent to a dynamic cyanidation plant which includes primary and secondary leaching circuits. The silver rich (pregnant) solution is sent to a Merrill-Crowe plant to obtain silver precipitates which are then melted in an induction furnace and poured into 25-30 kilogram silver doré bars containing between 80% to 95% silver.

The average head grade of material fed to the mill for 2017 was 127 g/t of silver. Metallurgical recovery of the mineralized material in the cyanidation plant was 64% resulting in the production of 2.18 million ounces of silver in 2017.

Total development during 2017 was 3,064 metres. In comparison, total development during 2016 was 3,767 metres. A total of 15,370 metres of exploration drilling were completed in 2017 at La Encantada which represents a 41% increase in drilling compared to the 10,939 metres drilled in 2016.

Capital and Operating Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs for the remaining LOM of $47.4 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 12
Capital Cost Estimates

Sustaining Capital Cost, Including Exploration Drilling Expense

Mill Sustaining Capital	$16.5
Underground waste development expenses	14.2
Underground equipment and infrastructure	11.7
Underground and surface drilling	5.0
TOTAL CAPITAL COSTS:	$47.4

Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for La Encantada have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $36.27 per tonne of ore processed based on current and projected costs. The life-of-mine plan assumed an approximate 43% underground ore to 57% roasted tailings.

TABLE 13

Operating Costs estimates

	Underground Cut	Underground
	& Fill	Caving	Roasted Tailings
Mining Method	Average	Average	Reprocess
Process Method	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$25.26	$6.60	$2.0
Processing Cost/tonne (2)	$18.45	$18.45	$24.10
Indirect Cost/tonne (3)	$8.29	$8.29	$8.29

(1)	Caving extraction is 71% of projected production and cut & fill stopes represent 29% of the LOM production.

(2)	Processing includes crushing, grinding, leaching, site refining and dry stack tailings disposal.

(3)	Estimates based on current operations and projected budget, and may vary on an annual basis.

La Parrilla Silver Mine, Durango State, México

La Parrilla Silver Mine is an underground producing silver mine and processing facility in Durango State, Mexico which the Company acquired in 2004. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, First Majestic Plata, S.A. de C.V. La Parrilla Silver Mine includes three underground silver mines, an open pit mine and a 2,000 tpd dual-circuit processing facility consisting a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit.

La Parrilla consists of 41 contiguous mining concessions covering a total of 69,478 hectares. The La Parrilla area is located partly within Ejido land and partly on private property. La Parrilla also includes 12 parcels of surface rights covering approximately 167 hectares supporting operations including the processing plant installations, tailings storage, and other mine operations requirements.

Certain of the information on the La Parrilla Silver Mine is based on the Technical Report titled, “La Parrilla Silver Mine San Jose de La Parrilla, Durango, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” prepared by Ramon Mendoza Reyes, P. Eng., Jesus M. Velador Beltran, MMSA, Maria E. Vazquez Jaimes, P. Geo., Stephen Taylor, P. Eng., Dominic Chartier, P. Geo., Daniel Sepulveda, SME-RM and David Maarse, P. Eng., with an effective date of December 31, 2016, which was filed on SEDAR on December 20, 2017 (the “2017 La Parrilla Technical Report”). Mrs. Maria E. Vazquez Jaimes, Mr. Jesus M. Velador Beltran and Mr. Ramon Mendoza Reyes are Qualified Persons for the purposes of NI 43-101 and are each employees of First Majestic and accordingly, are not considered independent. Mr. Stephen Taylor, Mr. Dominic Chartier, Mr. Daniel Sepulveda and Mr. David Maarse are independent Qualified Persons for the purposes of NI 43-101. The 2017 La Parrilla Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2017 La Parrilla Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

La Parrilla is a producing mine located in the municipality of Nombre de Dios, in the southeastern part of the state of Durango, Mexico. It is approximately 76 kilometres southeast of the state capital and is in close proximity to the border of the state of Zacatecas to the east. La Parrilla includes three underground silver mines, an open pit mine and a 2,000 tpd dual-circuit processing facility consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit.

La Parrilla is located within the physiographic sub-province of Sierras y Llanuras de Durango. Elevations range from 1,600 metres above sea-level (masl) up to 3,000 masl. The main La Parrilla mine portal is located at an elevation of 2,100 masl. The La Parrilla land package is located partly within the Ejido San José de la Parrilla and partly within private property. La Parrilla’s 12 parcels of surface rights cover approximately 167 hectares and support operations such as the processing plant installations, tailings storage, and other mine operations requirements. The Company has a current lease agreement in place with the local Ejido. The rights on all of the concessions making up La Parrilla expire between 2019 and 2062.

Accessibility, Local Resources, Infrastructure and Physiography

Access to La Parrilla Silver Mine is via Federal Highway No. 45, then via a paved road to San José de la Parrilla, followed by all-weather gravel roads to the mine site. Roads within the mine site that link key facilities, such as the administration building, central laboratory, and mill, are paved. Driving time from the city of Durango to La Parrilla takes approximately one hour.

The existing surface infrastructure includes the processing plant, repair workshops, an analytical laboratory, temporary ore stockpiles, a tailings storage facility, water management and diversion structures, offices, a drill core and logging shack, power substations and power lines. Existing underground workshop facilities include a washing bay, a lubricant station and several repair stations for mobile equipment. There are two stockpile areas, one for oxide ores and one for sulphide ores.

Fresh water is supplied to the site by two permitted wells located in the adjoining valley. Water is pumped into one of four water tanks located on the hill above the processing plant. Process water is fed directly to the main mine from the surface water tanks. The majority of the plant process water is recycled. Any water captured in the catchments around the tailings facility is also recycled. Process water underground is also largely recycled. Power to the site is provided by a 115 kV high-voltage transmission line from a major Comisión Federal de Electricidad transmission line that runs parallel to the nearby highway. This line feeds a 10/12.5 MVA transformer than steps the voltage down to 13.2 kV before metering and distribution.

History

Mining activity in the La Parrilla mining district began in the 16th century during the early days of the Spanish colonial times. Numerous discoveries were made during this period including the mines at Fresnillo, San Martin, Sombrerete, La Colorada and Cerro del Mercado.

The first underground silver-gold-lead mines and processing facility at La Parrilla were constructed in 1956 by unknown small operators. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. (“MLR”), who operated several small underground mines until 1999, when these were put on a care-and-maintenance program due to low silver prices.

In 1961, the now disbanded Comision de Fomento Minero (“CFM”) (a federal entity that was responsible for promoting and supporting the mining industry in Mexico) constructed a 180 tonne per day (tpd) flotation plant at La Parrilla, which operated as a custom toll mill processing ore from nearby areas such as Chalchihuites, Sombrerete and Zacatecas. This plant was purchased in 1990 by MLR from CFM.

In 2004, the Company acquired the mining rights and the plant from MLR, and in 2006, successfully negotiated the acquisition of the mineral rights held by Grupo México that surrounded the original La Parrilla mine.

Starting in September 2008, a series of incremental improvements were made at the La Parrilla mill, such as addition of new filter presses and an additional leach tank to the leach circuit. In December 2010, the Company launched a major expansion of La Parrilla’s mill capacity, increasing throughput to 1,000 tpd for both the leach circuit and the flotation circuit. The flotation circuit began commercial production in October 2011 with the new leach circuit beginning commercial production in March 2012. Expansion of the production capacity of the underground mines was also undertaken at Rosarios, San Marcos, Quebradillas, and Vacas mines in order to feed the larger mill. This included a capital development program to access more work areas, ventilation upgrades, electrical system upgrades, new mining equipment, and a larger workforce.

Geological Setting

Two mineral deposit models are proposed by First Majestic for La Parrilla: intrusion-related carbonate replacement deposits and mesothermal fault-veins.

La Parrilla is located at the transition between the Mesa Central and the Sierra Madre Occidental physiographic provinces of Mexico. The Sierra Madre Occidental province is a large volcanic province that formed as a result of the subduction of the Farallon plate under North America. This volcanic province locally overlaps rocks of the Mesa Central. The La Parrilla district contains hydrothermal mineral deposits hosted by Early Cretaceous limestones and shales that have been intruded by an Eocene quartz monzonite–granodiorite stock, Oligocene dikes, rhyolite–rhyodacite dikes and plugs, and Miocene–Quaternary basalt–basaltic andesite dikes. The Eocene-age stocks and dikes have metamorphosed the Cretaceous rocks into marble, hornfels, skarnoid and minor skarn.

The Mesa Central is an elevated plateau that comprises marine sedimentary rocks of the Mesozoic Basin of Central Mexico (the “MBCM”) to the east, and two sequences of volcano-sedimentary rocks: the Parral terrane to the northwest and the Guerrero super terrane to the southwest. A clear boundary between the volcano-sedimentary terranes and the calcareous rocks of the MBCM has not been defined, but it has been proposed that the San Luis Tepehuanes Fault System could represent the boundary between the Guerrero terrane and the MBCM.

The geology of the La Parrilla project is conformed mainly by Cretaceous and Miocene – Oligocene sedimentary and igneous rocks. The oldest units in the area consist of Lower to Upper Cretaceous calcareous rocks of the Cuesta del Cura and Indidura Formations. The Paleocene Ahuichila calcareous conglomerate overlies the Cretaceous formations and is in turn partially overlain by Eocene–Oligocene dacite–rhyodacite flows and tuffs and rhyolite tuffs of the Sierra Madre Occidental Province. Miocene–Quaternary basalts represent the latest volcanic event; they overly the Eocene–Oligocene volcanic units, Quaternary conglomerates, and unconsolidated gravels. The Cretaceous formations have been intruded by an Eocene-age granodiorite–quartz monzonite stock, andesite dikes, Oligocene-age rhyolite–rhyodacite dikes, and Miocene–Quaternary basalt–basaltic andesite dikes.

Mineralization

Mineralization occurs as vein and replacement deposits, the locations of which are structurally controlled by pre-existing faults, fractures, and bedding planes. Veins can be either open space filling, forming massive sulphide and breccia veins, or fault-related, consisting of matrix-supported breccias or gouge containing disseminated sulphides and oxides. Gradations commonly occur between the two types in any vein system. Stockworks can occur at country rock/vein contacts. Replacement deposits occur as oblique or perpendicular splays to veins and faults, and as larger replacement deposits concordant with sedimentary bedding.

The La Parrilla deposits contain primary sulphides such as galena, sphalerite, pyrite, pyrrhotite, arsenopyrite, chalcopyrite, covellite, acanthite, native silver, and silver sulphosalts (tetrahedrite–freibergite solid solution). Due to supergene oxidation, the primary sulphides in the upper parts of some deposits have been altered to cerussite, anglesite, hemimorphite, hydrozincite, jarosite, goethite, hematite, cervantite, malachite, chrysocolla, chalcanthite, and native silver.

Exploration and Drilling

Drilling by prior operators, consisting of 73 drill-holes (16,634 metres drilled), are not used to support mineral resource estimation. Between 2005 and 2016, the Company drilled a total of 122,040 metres in 588 core drill-holes. An additional 111 core holes totalling approximately 28,839 metres were drilled in 2017. The Company categorizes drillholes into “delineation holes” (used to guide and support the mine operation), “infill holes” (to improve quality of known resources) and “exploration holes” (to identify new mineralization). The Company uses a contractor for most infill and exploration holes whereas the Company uses its own rigs and personnel for delineation holes.

Data collected at La Parrilla includes, but is not limited to, collar surveys, downhole surveys, logging, specific gravity and geotechnical information. The data collection practices employed by First Majestic are consistent with industry-standard exploration and operational practices. Core logging is done digitally and lithology, structures, alteration, mineralogy, sample intervals, recovery and RQD information are all captured digitally. Core recoveries typically average 100%, except in select mineralized intercepts where recovery may be reduced significantly due to brecciation and hydrothermal alteration associated with the veins and fault veins. The average core recovery in mineralized structures is 91%. All core boxes are photographed after they have been logged and sample intervals are marked.

Since 2005, drill-hole collars have been surveyed by the engineering department at La Parrilla. In 2016, First Majestic hired the services of J&A Arquitectura and Geomatica S.A. de C.V. to resurvey in WGS84 datum surface and underground collars used for resource estimation. Currently, holes are surveyed every 30 metres using a reflex tool by the contractor Versa Perforaciones.

Upon completion of the drilling programs, the diamond drill core is securely stored and catalogued in the core storage facility at the La Parrilla mine site. Drill core samples are stored in a secure core processing and storage warehouse at La Parrilla prior to their shipment to the sample processing laboratories. All of the samples are securely sealed, and chain-of-custody documents are issued for all shipments. Samples are taken to the laboratories by Company trucks that are driven by First Majestic personnel. All samples are securely sealed, and chain of custody documents are issued for all shipments.

Additional exploration targets at La Parrilla may be defined by a combination of geological mapping, geochemistry, geophysics and drilling, and may include the area to the southwest of the Quebradillas pit, and San Marqueña–Los Perros and Cerro de Santiago areas. In 2013, exploration mapping and sampling initiatives at the San Marqueña – Los Perros and Cerro de Santiago areas defined a system of epithermal veins and breccias with anomalous silver and gold concentrations. In late 2017, the Company completed 3,171 metres of diamond drilling in five holes located in this area which confirmed the continuity of the veins at depth.

Other than diamond drilling for exploration, ongoing prospecting activities include: geological and structural mapping, geochemical sampling programs, orthophoto interpretation and the geophysical survey carried out in 2015.

Sampling Analysis and Security

Core sampling intervals have varied over time. During 2005–2013, sample intervals were generally <1.5 metres in length. During 2013, the sample interval varied from 0.30 –5 m, depending on the core size. Sample intervals in material considered to be non-mineralized were typically about 5 m. After 2014, the sample interval in mineralized material ranged from 0.2 –1.5 m, and in waste ranged from 2.5 –3 m. Core is typically halved, with one half of the core subsequently placed in a numbered bag and sent to the primary laboratory for analysis.

Diamond power saw channel sampling is undertaken underground, under the supervision of a mine geologist at every 25m along strike. Channel samples are typically 6 cm wide, 3 cm deep, and have variable sample lengths as samples are taken respecting vein/wall contacts and any textural or mineralogical variations. Chip samples have been the primary means of grade control sampling since 2005. Until 2013, samples were taken using a hammer and chisel to cut a channel that was generally <1.5 metres in length. From 2014, chip samples are taken from every 3 metres advance on a heading, and every 3 metres along the backs of every third stope lift. Chip samples are generally at least 2 metres long and often, but not always, include barren or silver-poor shoulder samples. Lithology boundaries are respected.

Bulk density measurements were taken on site by First Majestic geologists on core samples using the water immersion method. A total of 1,863 bulk density determinations are in the resource database, covering the Quebradillas, Intermedia, Rosario, San Nicolas and San Marcos areas.

Several analytical laboratories have been used for processing and assaying La Parrilla samples since 2005, including Inspectorate America Corporation (primary laboratory for drill core samples from , 2005–2012), First Majestic Central Laboratory (formerly known as the La Parrilla mine laboratory; primary laboratory for production samples from 2005 to date; primary laboratory to drill core samples from 2015 to date), SGS Durango (secondary and occasionally primary laboratory for drill core samples from 2013 to date), and Bureau Veritas Mineral Laboratory (secondary laboratory for 2017). The Inspectorate and Bureau Veritas laboratories are independent of First Majestic and hold ISO 9001:2008 and ISO/IEC 17025:2005 certification. The La Parrilla and Central laboratories are not independent of First Majestic. Central Laboratory obtained ISO 9001:2008 accreditation in 2017. In mid- 2012 SGS Durango obtained ISO 9001:2008 accreditation

From 2005–2013, the sample preparation protocol at La Parrilla/Central laboratory included drying, crushing to 10-mesh, and pulverizing to -100 mesh. The Central laboratory protocol from 2014 onwards consisted of drying, crushing to 80% passing 10-mesh, and pulverizing to 80% passing -150 mesh. Sample preparation at Inspectorate from 2005 to 2012 comprised drying, crushing to 80% passing 10-mesh, then pulverizing to greater than 90% passing 150-mesh. SGS Durango dried samples, then crushed to 75% passing 2 mm, followed by pulverizing to 85% passing 200-mesh. Bureau Veritas crushed samples to 70% passing 10 mesh, then pulverized to 85% passing 200-mesh.

Analytical methods used by La Parrilla/Central Lab included fire assays for gold and silver, and multi-acid digest followed by atomic absorption or inductively-coupled plasma (“ICP”) for lead, zinc, and copper, and from 2013, arsenic. Inspectorate analysed for silver and gold by fire assay with an atomic absorption finish. Multi-element analyses were undertaken using an aqua regia digest, and 30-element ICP package. Silver samples that were overlimit were re-assayed using fire assay with a gravimetric finish; lead, zinc, or copper values overlimit were checked using aqua regia digestion with an atomic absorption finish. SGS Durango used a three-acid digest with atomic absorption spectroscopy (“AAS”) finish and aqua regia digest with 34-element ICP-atomic emission spectroscopy (“AES”) package for silver. Overlimit three-acid digest silver assays were also analyzed by fire assay with a gravimetric finish. Gold was analyzed by fire assay. Overlimit results for manganese, lead, and zinc were subsequently analyzed by a sodium peroxide fusion and ICP-AES package. All samples at Bureau Veritas are analyzed by four-acid digestion with AAS finish, and aqua regia with ICP finish for silver. Overlimit silver results are analyzed by fire assay with a gravimetric finish.

From 2007 to 2012, First Majestic implemented a quality control program to evaluate silver assay results from the La Parrilla Laboratory for chip and core samples by submitting one core sample for every 20 original samples to Inspectorate in Reno, Nevada for duplicate check assaying. Channel sample check assays were performed by SGS Durango. From 2013 to 2014, quality control samples included duplicates, in-house standard reference materials and blanks, with an overall QA/QC insertion rate of about 5%. The insertions changed in 2015 to an insertion program that included quarter-core field duplicates, coarse and pulp duplicates, certified reference materials and blanks, with an overall QA/QC insertion rate of about 16%.

Sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards. First Majestic continues to enforce and improve these practices. Review of the QA/QC data indicates that caution should be used with respect to the pre-2013 results due to their limited QA/QC. Current Resource and Reserves estimation does not include a significant amount of pre-2013 results since those areas have been depleted.

Independent data verification was performed by Pincock, Allen & Holt in 2007 and 2011 in support of technical reports on La Parrilla, including verification for assay checks of production concentrates at La Parrilla laboratory, and concentrate assays reported by the MET-MEX Peñoles smelter in 2007, and check assaying assessments in 2011. Pincock, Allen & Holt concluded that results from check assaying were reasonable with appropriate preparation procedures, and that the sample results appeared to be reasonably representative of the deposit mineralization and usable with acceptable confidence in the resource estimation.

SRK performed an independent review of the analytical data in 2017. Control samples (blanks and standards) were summarized on time series plots, and paired data (duplicates and check assays) were analyzed using bias charts, quantile-quantile, and relative precision plots to highlight their performance. Although a number of failures were identified, the analytical results delivered by the Central Laboratory and by SGS Durango were considered by SRK to be sufficiently reliable for the purpose of Mineral Resource estimation. SRK noted that First Majestic is improving current methodologies for sampling and assaying procedures to increase confidence in analytical quality control data.

First Majestic staff have undertaken verification of drill-hole and channel data collected between 2013 and 2017, including verification for transcription errors; verification of collar and channel sample locations; down hole survey deviations; verification of down hole lithology and sample intervals; verification of specific gravity data; and conducting site visits. First Majestic also evaluated field, coarse reject, and pulp duplicates from core samples from 2014 to 2016 drilling campaigns to assess laboratory precision at the Central Laboratory, SGS Durango and Bureau Veritas. Standard reference materials and certified reference materials were used to assess laboratory accuracy for silver, gold, lead and zinc at the Central Laboratory and SGS Durango. Pulp and coarse blanks were used to assess contamination during sample preparation and analysis for silver, gold, lead, and zinc at the Central Laboratory and SGS Durango.

Mineral Resources and Mineral Reserves

The 2017 La Parrilla Technical Report represents the first reporting of a mineral resource for this property estimated from a modern three-dimensional block model that was developed using advanced geostatistics, variography, and advanced software applications. All previously published mineral resource estimates were estimated using two-dimensional polygonal estimation methods.

The resource estimation included in the 2017 La Parrilla Technical Report for the San Marcos and Rosarios-Intermedia zones using three-dimensional block models was completed by Mr. Dominic Chartier, P. Geo. and Mr. Sébastien Bernier, P. Geo. of SRK.

The estimates based on two-dimensional polygonal estimation methods included in the 2017 La Parrilla Technical Report for the Quebradillas and San Nicolas zones were completed under supervision of Mr. Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic.

Mineral Resource estimates updates for the Quebradillas, San Nicolas, Rosarios, San Marcos, and Intermedia zones have been updated by First Majestic under the supervision of Mr. Jesus M. Velador Beltran, MMSA, QP Geology. These estimates are based on the models and estimates prepared for 2017 La Parrilla Technical Report, incorporating exploration results from the 2017 exploration program.

Updated Indicated and Inferred Mineral Resources are summarized in Table 14. Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31st, 2017. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 14
La Parrilla Silver Mine Mineral Resources Estimates with an Effective Date of December 31, 2017
(prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Measured and Indicated Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Indicated Rosarios (UG)	Oxides	139	222	0.09	-	-	229	990	0.40	1,030
	Indicated Quebradillas (UG)	Oxides	50	249	-	-	-	249	400	-	400
	Indicated San Marcos (UG)	Oxides	323	259	0.13	-	-	270	2,690	1.30	2,800
	Indicated (OP)	Oxides	184	127	0.09	-	-	135	750	0.50	800
LA PARRILLA	Total Measured and Indicated (UG)	Oxides	696	216	0.10	-	-	224	4,830	2.20	5,030
	Indicated Rosarios (UG)	Sulphides	390	171	-	2.00	1.80	304	2,140	-	3,810
	Indicated Quebradillas (UG)	Sulphides	483	225	-	2.44	2.73	403	3,490	-	6,260
	Indicated San Marcos (UG)	Sulphides	149	251	-	1.11	0.95	323	1,210	-	1,550
	Total Indicated (UG)	Sulphides	1,021	208	-	2.08	2.12	354	6,840	-	11,620
	Total Indicated (UG)	Oxides + Sulphides	1,718	212	0.04	1.24	1.26	301	11,670	2.20	16,650

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2)	Metal prices considered were $20.00 /oz Ag, $1,450 /oz Au, $1.20 /lb Pb and $1.50 /lb Zn.

(3)	Metallurgical recovery used for oxides was 75% for silver and 84% for gold.

(4)	Metallurgical recovery used for sulphides was 82% for silver, 80% for gold, 77% for lead and 55% for zinc.

(5)	Metal payable used was 99.9% for silver and 99% for gold in doré produced from oxides.

(6)	Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from sulphides.

(7)	Cut-off grade considered for oxides estimates from underground operation was 130 g/t AgEq, based on actual and budgeted costs excluding mine sustaining costs.

(8)	Cut-off grade considered for oxides estimates for open pit was 90 g/t AgEq, based on actual and budgeted costs excluding mine sustaining costs.

(9)	Cut-off grade considered for sulphides estimates from underground operation was 125 g/t AgEq and is based on actual and budgeted costs excluding mine sustaining costs.

(10)

Silver equivalent grade is estimated as: AgEq = Ag Grade + [(Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price / 31.1035)

(11)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces or thousands of tonnes.

(12)	Totals may not add up due to rounding.

(13)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

TABLE 15
La Parrilla Silver Mine Inferred Mineral Resource with an Effective Date of December 31, 2017
(prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Inferred Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Inferred (UG)	Oxides	659	267	0.09	-	-	275	5,670	1.90	5,820
LA PARRILLA	Inferred (UG)	Sulphides	1,977	211	-	1.89	2.36	357	13,410	-	22,670
	Inferred Total (UG)	Oxides + Sulphides	2,636	225	0.02	1.42	1.77	336	19,080	1.90	28,490

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2)	Metal prices considered were $20.00 /oz Ag, $1,450 /oz Au, $1.20 /lb Pb and $1.50 /lb Zn.

(3)	Metallurgical recovery used for oxides was 75% for silver and 84% for gold.

(4)	Metallurgical recovery used for sulphides was 82% for silver, 80% for gold, 77% for lead and 55% for zinc.

(5)	Metal payable used was 99.9% for silver and 99% for gold in doré produced from oxides.

(6)	Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from sulphides.

(7)	Cut-off grade considered for oxides estimates from underground operation was 130 g/t AgEq, based on actual and budgeted costs excluding mine sustaining costs.

(8)	Cut-off grade considered for oxides estimates for open pit was 90 g/t AgEq, based on actual and budgeted costs excluding mine sustaining costs.

(9)	Cut-off grade considered for sulphides estimates from underground operation was 125 g/t AgEq and is based on actual and budgeted costs excluding mine sustaining costs.

(10)

Silver equivalent grade is estimated as: AgEq = Ag Grade + [(Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price / 31.1035)

(11)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces or thousands of tonnes.

(12)	Totals may not add up due to rounding.

(13)	Measured an Indicated Mineral Resources are reported inclusive or Mineral Reserves.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors.

Mineral Reserve Estimates

Mineral Reserve estimates were developed separately for both oxide and sulphide ores with the majority of the assumptions and modifying factors being the same for both types. Zones estimated using block modelling methods included Rosarios, Intermedia, and San Marcos. Mineral Reserves were separately estimated for each deposit and mineralization type. Zones estimated using polygonal methods were the Quebradillas and San Nicolas areas.

A silver equivalent cut-off grade (“COG”) was estimated to identify the polygons that complete La Parrilla’s initial mine design and initiate the process of underground mine optimization. The all-in-sustaining mining cost for mining underground oxide material was $59.78/t and the cost for mining underground sulphide material was $63.51/t; these figures include sustaining development and sustaining capital costs. The all-in-sustaining mining cost for mining oxide material using open pit methods $37.33/t; this figure includes sustaining capital and sustaining waste stripping cost. The AgEq cut-off used for Mineral Reserves reporting, is based on 2017 actual costs. A COG of 100 g/t AgEq was used for remnant oxide open pit material, and a cut-off grade of 160 AgEq was used for both oxide and sulphide material to be mined using underground methods.

Table 16
La Parrilla Silver Mine Proven and Probable Mineral Reserves with an Effective Date of December 31, 2017
(prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Probable Rosarios (UG)	Oxides	129	201	0.10	-	-	208	830	0.40	860
	Probable Quebradillas (UG)	Oxides	42	221	-	-	-	221	300	-	300
	Probable San Marcos (UG)	Oxides	316	235	0.12	-	-	245	2,390	1.20	2,480
	Probable (OP)	Oxides	87	133	0.18	-	-	148	370	0.50	410
LA PARRILLA	Total Probable (UG)	Oxides	573	211	0.11	-	-	220	3,890	2.10	4,050
	Probable Rosarios (UG)	Sulphides	401	152	-	1.77	1.61	270	1,950	-	3,470
	Probable Quebradillas (UG)	Sulphides	470	208	-	2.23	2.55	373	3,140	-	5,630
	Probable San Marcos (UG)	Sulphides	134	211	-	0.92	0.68	267	900	-	1,150
	Total Probable (UG)	Sulphides	1,004	186	-	1.87	1.93	318	5,990	-	10,250
	Total Probable (UG)	Oxides + Sulphides	1,577	195	0.04	1.19	1.23	282	9,880	2.10	14,300

(1)

Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2)	Metal prices considered for Mineral Reserves estimates were $18.00 /oz Ag, $1,300 /oz Au, $1.10 /lb Pb, and $1.40 /lb Zn

(3)	Metallurgical recovery used for oxides was 75% for silver and 84% for gold.

(4)	Metallurgical recovery used for sulphides was 82% for silver, 80% for gold, 77% for lead and 55% for zinc.

(5)	Metal payable used was 99.9% for silver and 99% for gold in doré produced from oxides.

(6)	Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from sulphides.

(7)	Cut-off grade considered for oxides estimates from underground operation was 130 g/t AgEq, based on actual and budgeted costs excluding mine sustaining costs.

(8)	Cut-off grade considered for oxides estimates for open pit was 90 g/t AgEq, based on actual and budgeted costs excluding mine sustaining costs.

(9)	Cut-off grade considered for sulphides estimates from underground operation was 125 g/t AgEq and is based on actual and budgeted costs excluding mine sustaining costs.

(10)

Silver equivalent grade is estimated as: AgEq = Ag Grade + [(Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(11)	The modifying factors used are consistent for each estimation method, but different for each ore type.

(12)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces or thousands of tonnes.

(13)	Totals may not add up due to rounding.

Metallurgical Testwork

The metallurgical processing plant at La Parrilla treats two types of material: oxide and sulphide ores. Oxide ore is processed by cyanide leaching to produce doré bars while sulphide ore is processed by differential flotation to produce a silver-rich lead concentrate and a zinc concentrate.

Current grinding throughput in the flotation (sulphide) and cyanidation (oxide) circuits are typically 850 and 780 t/d, respectively (although both circuits have the capacity to process 1000 t/d following a plant expansion performed in March, 2012). Particle size in the flotation and cyanidation circuits are typically 120 and 108 µm, respectively.

To determine the metallurgical performance of the different ore types that feed the plant, stope samples collected from mining faces as well as monthly plant composites are regularly sent for bench-scale testing to First Mining’s Central Laboratory. There are no metallurgical reports issued by external commercial laboratories. Since 2015, all test work has been performed at the Central Laboratory. Since the metallurgical testwork results and data originate from material collected from the plant feed and mine production faces, the samples tested are considered representative of the various types and styles of mineralization and the mineral deposit as a whole. Test variables include: grind fineness (% passing 200 mesh) and sodium cyanide (NaCN) concentration. Processing conditions were chosen to replicate those used at the plant at the time the test was performed. The main variables that impact recovery are the particle size and sodium cyanide concentration.

Composites samples representing one month of plant feed are collected and then sent to the Central Laboratory. One objective is to determine the relationship between the metallurgical performance at the laboratory and at the full-scale operation using a set of typical (standard) plant conditions. The second objective is to forecast the plant metallurgical response of future ore types. In addition, since February 2014, monthly and quarterly samples have been sent to the Central Laboratory to perform grindability tests by means of the Bond Ball Mill Work Index method (“BWi”). To date, BWi grindability tests have been conducted on more than 30 monthly composites and more than 90 stope samples. In summary:

•

Examination of flotation testwork results on material tested between 2015 and 2017 shows that the flotation plant recovers slightly more silver and lead metal than the laboratory would indicate. Zinc recovery in the laboratory is significantly higher than the plant (approximately 10%). This suggests a significant opportunity to improve zinc recovery, as the hydrodynamic conditions (bubble size, energy dissipation, etc.) prevailing in the plant flotation cells might be inferior compared to those observed in the more intense and controlled conditions of a laboratory cell;

•	Examination of cyanidation testwork results shows that the laboratory results reasonably match the plant data for the 2015–2017 period;

•

The data show that monthly composites for oxide ore are in general harder than the sulphide ore. The BWi for the oxide samples vary from 13.1 to 17.7 kWh/t with an average of 15.3 kWh/t, whereas the BWi for the sulphides vary from 12.3 to 16.5 kWh/t with an average of 14.3 kWh/t. The data on stope samples show high hardness variation: from approximately 10 to 20 kWh/t with an average of 14 kWh/t, possibly reflecting an inherent sample collection inconsistency. Therefore, metallurgical interpretation usually relies on the monthly composites (plant feed) as they are considered more representative than the stope samples which are collected from the mining faces.

Since January 2015, the head grades in the flotation (sulphide) circuit ore have shown a downward trend in terms of silver and zinc content, while lead grades seem to be stable at around 1%. Deportment of silver to lead concentrate shows major variations over the 34-month evaluation period. Similarly, the deportment of lead to the lead concentrate varied significantly over the same period. Recovery of zinc to lead concentrate also showed variations, with an overall upward trend in the first half of 2016. Note that zinc in the lead concentrate is not a payable metal and is typically considered an impurity by smelters and may be subject to penalties. Deportment of silver to zinc concentrate shows major variation over the 34-month evaluation period. Zinc recovery to zinc concentrate shows a downward trend, similar to declining head grades.

The head grades from oxide ore sources at the cyanidation circuit have been reasonably stable over the 34-month evaluation period. The data shows that silver recovery at the plant increases with increasing head grade. Gold metallurgical performance also shows a tendency of increasing recovery with increasing head grade.

There have been no issues with the sale of concentrates produced from La Parrilla. However, some concentrate batches have incurred penalties due to above limit detections of one or more elements, including As, Cd, Fe, SiO2, Cl and F. There are no known deleterious elements in the doré produced at La Parrilla and no penalties have been incurred.

Mining and Milling Operations

Production in 2017 was from five underground sources and the Quebradillas open pit. The underground mining operations currently use MCF, and this mining method is assumed to apply to the LOM plan. To access the ore body, an initial access drift (attack ramp) is driven from the lower main level to near the middle of the bottom elevation of the MCF stope. Typical development methods are then used to drive sill drifts in ore to each extent of the ore body. Sill drifts are typically driven 3.5 –4 metres high to accommodate the production drilling. Production drilling is carried out by hydraulic jumbo drills where the veins are wider and by handheld pneumatic jackleg drill in narrower sections. Blast holes are generally drilled as inclined up holes in the back of the stope.

First Majestic also employs MCF with resuing when the vein width is narrower than the minimum mining width required by the mobile equipment. All areas where resuing is used are drilled by handheld pneumatic drills.

In 2017, one longhole open stope was excavated at San Marcos as a trial. First Majestic plans to continue implementing the longhole mining method as there are many areas that are suited to the application of longhole open stope mining methods.

First Majestic has developed a set of ground control standards based on the Norwegian Geotechnical Institute’s Q rock mass classification system and stope stability analysis using Mathew’s method. The current ground control standards account for six geotechnical domains, three for oxidized areas and three for sulphide areas. Areas with good quality rockmass ratings or better typically have no ground support installed. Areas with poor to very poor rockmass rating will be supported using rockbolts in the sulphide areas and shotcrete in the oxide areas. Ground support installation is not mechanized.

A portion of the Mineral Reserves are in areas that are already developed, and represent stopes currently in production, or extension and remnants of past stopes. The following underground areas are scheduled to be mined in the current LOM plan:

•	Rosarios deposit (including the La Blanca and San Jose zones): the oldest of the operating mines located at La Parrilla, with development down to around 470m depth at 14 Level; projected that the remaining sulphide ore will be mined at a rate of 120 kt/a.

•	Intermedia deposit: an extension of the Rosarios deposit, connected to the San Marcos deposit; projected that the remaining Mineral Reserves will be mined out by the end of 2017.

•	San Marcos deposit: is an older mine, established prior to First Majestic’s property acquisition. Connected to the Intermedia and Rosarios deposits on 9 Level; projected that the remaining oxide material will be mined at rates that will vary between 30–78 kt/a over a four-year period.

•	Quebradillas and adjacent San Nicolas deposits: San Nicolas is included with Quebradillas as it is accessed from the existing Quebradillas ramp system. The Quebradillas 550 vein will be mined at about 30 kt/a for a three-year period. The Quebradillas 460 vein, Quebradillas Tiro (shaft) vein, Quebradillas N-S vein and the original Quebradillas vein zones will be mined at a combined rate of up to 180 kt/a over a three-year period.

A basic development and production schedule was developed based on site mine design standards and previous performance metrics for production and development. The schedule tracks and reports development metres and stope production for both oxide and sulphide ore types on a monthly basis. Under the current LOM plan, First Majestic plans to develop a total of 5–7 km of lateral waste development per year for three years, dropping to 1 km in the last year of production. The LOM total is 19.6 km of lateral waste development including 11.3 km of capital development and 8.3 km of operating development. Capital vertical waste development totals 3.4 km.

Ventilation for the various mining zones is generally setup as a pull system where a return air fan on surface pulls exhaust air from the ramp at depth via a 3 metres diameter raise. This pulls fresh air into the ramp portal and down the ramp. Local auxiliary fans are than used to distribute fresh air from the ramp above the return air raise into the working, with the contaminated air then being pulled to the return air raise back to surface. The current ventilation capacity was modelled in late 2016, and results indicated that ventilation flow should be improved to support deeper mining areas.

Some of the underground mining activities at La Parrilla are performed by local contractors including ramp, lateral and vertical development, stoping, haulage, shotcreting and maintenance activities. First Majestic staff and employees provide technical, administrative and supervisory support for the underground operations.

The Quebradillas open pit includes oxide mineralized material and is operated in a conventional way using track drills, front-end-loaders, backhoe excavators, dozers and conventional 20 m3 trucks operated by local contractors. The remaining oxide Mineral Reserves from open pit sources are from the Quebradillas and La Herradura deposits. These Mineral Reserves are constrained by a pit shell designed with the following parameters: the pit configuration is designed with 7.5 metres high benches, 2.5 metres wide berms, and 60° slope angles, resulting in an overall slope angle of 49°. The planned design results in a stripping ratio of 2:1 (waste to ore ratio). The Mineral Reserves are planned to be mined over the next three years at rates of up to 180 kt/a over a three-year period. The open pit is mined using contractor-mining services.

La Parrilla operates two parallel processing circuits that recover metals from the sulphide and oxide ores. Both processing lines at La Parrilla use a conventional flowsheet:

•	A three-stage crushing plant batches sulphide ore and oxide ore to provide ore to the two parallel circuits.

•

The flotation plant treats sulphide ores, and consists of a conventional ball mill, followed by a multi-stage flotation plant, that floats a lead concentrate first, then a zinc concentrate. Precious metals are preferably deported to the lead concentrate, with both concentrates showing payable silver values.

•	The leaching plant uses conventional agitated leaching, followed by the Merrill-Crowe process to recover precious metals from the pregnant solution. Dore bars are the final product.

Tailing from both circuits are filtered separately before being dry-stacked in the tailings storage facility. Water for each circuit is managed independently.

The processing plants were originally designed to process 1,000 tpd per circuit for a combined throughput of 2,000 tpd; however, since completion of open pit mining in 2016, the amount of oxide ore available for treatment through the leach facility has significantly reduced. First Majestic has partially offset this by working to increase the throughput of sulphide ores through the flotation plant.

Capital and Operating Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs for the remaining LOM of $16.12 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 17
Capital Cost Estimates

Sustaining Capital Cost, Including Exploration Drilling Expense

Mill Sustaining Capital	$3.38
Underground waste development expenses	5.57
Underground equipment and infrastructure	2.25
Underground and surface drilling	4.92
TOTAL CAPITAL COSTS:	$16.12
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for La Parrilla have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $49.28 per tonne of ore processed based on current and projected costs. The life-of-mine plan assumed an approximate 56% underground sulphides ore, 28% underground oxides ore and 16% of surface oxide ore.

TABLE 18
Operating Costs estimates

	Underground	Underground
	Cut & Fill	Cut & Fill	Open Pit
Mining Method	Sulphides	Oxides	Oxides
Process Method	Flotation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$24.04	$24.04	$5.18
Processing Cost/tonne (2)	$14.74	$18.08	$18.08
Indirect Cost/tonne (3)	$11.98	$12.05	$12.05

(1)	Underground mining is designed with cut & fill. Excludes waste development costs.

(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.

(3)	Estimated based on current operations and may vary on an annual basis.

San Martín Silver Mine, Jalisco State, México

The San Martín Silver Mine is an underground producing silver mine and processing facility located in the state of Jalisco, Mexico which the Company acquired in 2006. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Minera El Pilón, S.A. de C.V. (“Minera El Pilon”). The San Martin Silver Mine includes two underground silver mines and a 1,300 tpd cyanidation processing facility.

San Martín is comprised of 36 contiguous mining concessions covering a total of 38,512 hectares, plus nine non-contiguous mining concessions covering 4,250 hectares for a total of 45 mining concessions covering a surface of 42,762 hectares. The Company has acquired surface rights covering approximately 810 hectares supporting operations, including plant installation, tailings storage, and other project requirements.

Certain parts of the information on the San Martin Silver Mine is based on the Technical Report titled, “San Martin Silver Mine San Martin de Bolanos, Jalisco, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update ” prepared by Ramon Mendoza Reyes, P. Eng., Jesus M. Velador Beltran, MMSA, Maria E. Vazquez Jaimes, P. Geo. and Phillip J. Spurgeon, P. Geo., with an effective date of December 31, 2016, which was filed on SEDAR on December 20, 2017 (the “2017 San Martin Technical Report”). Mrs. Maria E. Vazquez Jaimes, Mr. Jesus M. Velador Beltran, Mr. Ramon Mendoza Reyes and Mr. Phillip J. Spurgeon are Qualified Persons for the purposes of NI 43-101 and are each employees of First Majestic and accordingly, are not considered independent. The 2017 San Martin Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2017 San Martin Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

The San Martín Silver Mine and processing facility are located on the eastern side of the Bolaños River, to the southeast of the town of San Martín de Bolaños at an elevation of 850 metres above sea-level. The San Martín Silver Mine is located 10 km northwest from the town at elevations varying between 1,080 and 1,190 metres above sea-level. The town of San Martín de Bolaños is located about 250 km north of Guadalajara in the state of Jalisco, Mexico.

San Martín has acquired surface rights covering approximately 800 ha that are sufficient to support operations, including plant installation, tailings storage, and other requirements. The rights on all of the concessions making up San Martin expire between 2024 and 2056.

Accessibility, Local Resources, Infrastructure and Physiography

The town of San Martín de Bolaños is located 250 km north of Guadalajara, the capital city of the state of Jalisco. Travel time from Guadalajara to the town is about 5 hours by road or about 45 minutes by charter plane. An alternate access route to San Martín is from the city of Durango. Travel time is approximately 7 hours by road or about 1.5 hours by charter plane. Airports with service for international flights are available in the nearby cities of Durango, Zacatecas, Aguascalientes and Guadalajara. San Martín’s mines are located approximately 10 km to the west of the town of San Martín de Bolaños, while the mill and office facilities are located approximately 3 km east of the town. The mine and process plant can be accessed by all-weather dirt roads.

The existing surface infrastructure includes the processing plant, repair workshops, an analytical laboratory, temporary ore stockpiles, a tailings storage facility, water management and diversion structures, offices, a drill core and logging shack, power substations, and power lines. There are also onsite support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. Existing underground workshop facilities in the Rosario mine include a washing bay, a lube station, and several repair stations for mobile equipment.

The San Martín mine and plant are also connected to the national power grid. Water for the town’s domestic use is pumped from water wells. The water source for the San Martín processing plant is the Bolaños River, which has a permanent flow, except in extreme drought conditions such as the one that occurred during the 2012 summer months. In that case, water is truck-hauled from the mine for the use of both the town and the processing plant. During the summer of 2012, the Company assisted the town of San Martín de Bolaños in building a 10-km long pipeline from a water source near the mine to the town storage tank. The excess water that was not required by the town was used for processing operations during the drought. These installations have been left in place as a backup for future use in similar recurring drought conditions.

History

Silver, gold, lead and zinc have been produced from the Bolaños mining district since colonial times. The San Martín area production has included underground workings along the Zuloaga vein, with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda veins, and discoveries of the Blanca, Condesa, Cinco Señores, and Rosario veins.

According to historical records, over 46 million silver-equivalent ounces have been extracted from approximately 6.7 million tonnes from the Zuloaga and adjacent veins during the period from 1983 to 2016. First Majestic obtained its 100% interest in the San Martín Silver Mine in 2006 and has since completed geological mapping, limited prospecting and geochemical surveys, core drilling, metallurgical testwork, Mineral Resource and Mineral Reserve estimation, and ongoing mine development and mining extraction.

A mill expansion was completed during the second quarter of 2014. The expansion included the installation of a new and larger 9.5’ x 12’ ball mill to replace the older 8.5’ x 12’ ball mill and production capacity increased from 900 tpd to 1,300 tpd. In 2017, the Company begun the installation of a tailings filter-press system, which is expected to be completed in late 2017 and will increase water recycling capabilities and reduce the tailings deposit stability risk.

First Majestic production from 2006 to September 30, 2017, represents approximately 37% of the mined tonnes and about 48% of the silver ounces produced over the mine life to date.

Geological Setting

The geological model proposed by the Company for San Martín is a low-sulphidation epithermal deposit.

San Martín is located in the southern portion of the Sierra Madre Occidental physiographic province within the Bolaños graben. There are five main igneous complexes within the Sierra Madre Occidental, including Late Cretaceous to Paleocene plutonic and volcanic rocks, Eocene andesites and rhyolites, Oligocene and Early Miocene silicic ignimbrite pulses, transitional basaltic-andesitic lavas that erupted toward the end of, and after, each ignimbrite pulse, and Late Miocene, Pliocene, and Pleistocene alkaline basalts and ignimbrites.

In the mine area, the stratigraphy has been refined to a basal sequence of undifferentiated welded tuffs, overlain in turn by rhyolitic welded tuffs, rhyolitic welded and non-welded tuffs; andesite and basalt flows; and a sequence of andesitic and rhyolitic tuffs with minor latitic and trachytic tuffs that hosts the mineralization. Rhyolite domes and dikes of late Miocene age intrude all of the previously mentioned units at the San Martín mine. The uppermost units are a post-mineralization series of tuffs and basalts.

Mineralization

Mineralization in the San Martín Silver Mine occurs in east–west, northwest–southeast, northeast–southwest and north–south fault structures in the form of stockworks, sheeted veinlets, veins, and breccias. The veins in the San Martín Silver Mine can be described as fault veins or mineralized faults, given that the amount of gangue minerals such as quartz, calcite, fluorite, epidote, ankerite and adularia are very limited, meaning they do not form massive or banded veins typical of open space-filling veins.

Gangue mineralogy typically includes quartz, calcite, fluorite, epidote, ankerite and adularia, whereas the sulfide mineralogy generally consists of sphalerite, galena, pyrite, chalcopyrite, pyrrhotite and undifferentiated sulfosalts.

Known vein structures include the following veins, splays and fractures: Zuloaga, Rosario, Veladora, Lima, Huichola E-W, Huichola N, Intermedia, 99, Guitarrona, Pitayo, La Reina, Hedionda, La Blanca, La Esperanza, Veta 420, Desprendimiento 7000 and Dique 690.

Exploration and Drilling

1,174 drill-holes, totaling 178,277 m, have been recorded as being completed at San Martín since 1996. First Majestic has drilled a total of 146,396 metres in 837 diamond drill-holes since its acquisition of the mine in 2006. A significant proportion of those drill-holes are located in mined-out areas, and much of the remaining historical data presents issues, such as geological logging inconsistencies, collar topographic inconsistencies, questionable downhole surveys or lack of such surveys, and potentially unreliable sample preparation procedures or assay data. As a result, at the start of 2016, First Majestic decided to re-log and re-sample the drill-holes that intersect the main structures in San Martín. A total of 151 of the 196 holes that support Mineral Resource estimation were re-logged using standardized lithological codes, and re-sampled and assayed, applying current industry standard practices for sample preparation and security, QA/QC, and analysis. During 2017, First Majestic completed 26,078 metres in 106 diamond drill-holes. Drilling during 2017 focused on upgrading and expanding resources in the Intermedia, Rosario and Hedionda veins. Surface exploration focused on the extension of the Rosario vein in the area known as the 5 Señores, as well as the Guitarrona, Pitayo and Huichola Norte veins.

First Majestic categorizes drill-holes into “delineation holes” (used to guide and support the mine operation), “infill holes” (to improve quality of known resources) and “exploration holes” (to add new resources). First Majestic uses a contractor for most infill and exploration holes; the Company’s own rigs and personnel are used for delineation holes. The core diameters used for drilling at San Martín are 36.4 mm (TT46), 47.6 mm (NQ) or 63.5 mm (HQ). The TT46 diameter is generally used only for delineation holes, whereas the bigger NQ and HQ diameters are used for infill and exploration holes. The small-diameter drill-holes are not surveyed and are not used in Mineral Resource estimation.

Data collected at San Martín includes, but is not limited to, collar surveys, downhole surveys, logging, Specific Gravity, and geotechnical information. The data collection practices employed by First Majestic are consistent with industry-standard exploration and operational practices. Core logging is done digitally and lithology, structures, alteration, mineralogy, sample intervals, recovery and Rock Quality Designation information is captured digitally. Core recoveries for surface and underground drilling typically average over 90%. Core recoveries in mineralized intercepts may be less, varying from 85 to 90%, due to brecciation and hydrothermal alteration associated with the fault veins. All core boxes are photographed after they have been logged and sample intervals are marked.

Upon completion of the drilling programs, the diamond drill core is securely stored and catalogued in the core storage facility at the San Martín Silver Mine site. Drill core samples are stored in a secure core processing and storage warehouse at San Martín prior to their shipment to the sample processing laboratories. All samples are securely sealed, and chain-of-custody documents are issued for all shipments. Samples are delivered to the laboratories by First Majestic personnel.

Sampling Analysis and Security

Prior to 2015, core was sampled at lengths of 15 cm to 1 m, based on geological and mineralization features. After 2015, the sample lengths from mineralized areas are from 0.30 to 2 metres in length, depending on the drill diameter. Channel sampling is conducted under the supervision of a mine geologist. Channel samples are typically 6 cm wide by 3 cm deep, and sample lengths vary according to the lithology and alteration features. Production samples include chip samples and muck samples. Chip samples have been the primary means of grade control sampling since 1994. The underground sampling process includes collecting chip samples from every 3 metres advance on a heading, and every 3 metres along the backs of every third stope lift. Chip samples are generally at least 2 metres long and often, but not always, include barren or silver-poor shoulder samples. Lithology boundaries are respected. Muck samples are collected from the muck pile from various underground locations.

Bulk density measurements were made on site by First Majestic geologists on core samples using the water immersion method. In total, 787 bulk density determinations are in the project database for the La Veladora, Rosario, La Lima, Huichola, Huichola Norte, La Guitarrona, La Hedionda, El Pitayo, Zuloaga, Santa Cecilia, La Esperanza and Enlace 2140 zones.

Due to the re-logging and re-sampling campaign, all historical drill-hole assays for those drill holes were replaced by the 2016 assay results. The 2016 re-sample campaign mainly used SGS Durango and First Majestic’s Central Laboratory at La Parrilla as primary laboratories, and Bureau Veritas Mineral Laboratories (BVML) as the secondary laboratory. For the production data, the San Martín Silver Mine laboratory has always been the primary laboratory. SGS held ISO 9001 certification from 2008 until mid-2012, by which time the laboratory was ISO 9001:2008 accredited. The Central Laboratory is not independent of First Majestic. This laboratory gained ISO 9001 accreditation in mid-2015 and ISO 9001:2008 in 2017. The laboratory currently only handles samples from First Majestic’s operations. As of January 1, 2015, the Inspectorate and ACME laboratories operate under BVML. Both laboratories are independent and hold a global certification for quality, ISO9001:2008, and ISO/IEC 17025:2005. At BVML, samples are prepared in the preparation laboratory in Durango, Mexico, and analysed in the analytical laboratory in Vancouver, Canada. The San Martín Silver Mine laboratory is not independent of First Majestic and is not ISO accredited.

Sample preparation at the San Martín Silver Mine laboratory included drying, crushing to ½”, and pulverizing to minus 200 mesh. Analytical methods included 10 g fire assay for silver with gravimetric finish, and atomic Absorption Analysis (AAS) for iron, zinc, lead, copper cadmium and manganese. Sample preparation at the Central Laboratory consisted of drying, crushing to 80% passing 1/8 inch and pulverizing to 80% passing 106 µm. All samples were analyzed for silver by AAG-13 and gold by AUAA-13 and ICPAW-20. Sample preparation at SGS comprised drying, crushing to 75% passing 2 mm, and pulverizing to 85% passing 75 µm. All samples were analyzed by AAS21E and ICP14B for silver. Over-limit AAS21E silver results were also analyzed by FAG313. Gold was analyzed by fire assay. Over limit results for manganese, lead and zinc primary analyzed by ICP14B were subsequently analyzed by ICP90Q. The BVML sample preparation protocol is crushing to 70% passing 10 mesh and pulverizing to 85% passing -200 mesh (75 μm). All samples are analyzed by four-acid AAS finish and aqua regia Inductively-Coupled Plasma finish for silver. Over-limit silver results are analyzed by fire assay gravimetric finish.

First Majestic instituted a QA/QC program for the 2016 drilling and resampling program with an overall QA/QC insertion rate of about 20%. Duplicates and check samples were inserted randomly. Standards were inserted according to a visual estimate of the mineralization grade, and blanks were inserted between samples containing visible mineralization.

Field, coarse and pulp duplicates from core samples were used to assess laboratory precision at the Central Laboratory, SGS and BVML. Results have shown poor precision and poor-to-moderate correlation for field duplicates with silver and gold results from the Central Laboratory and from SGS. The poor correlation and low precision in both laboratories is most likely attributable to natural deposit heterogeneity. Acceptable precision and good correlation were obtained for coarse duplicates from silver and gold results from SGS and from the Central Laboratory, while pulp duplicate results from both laboratories achieved lower precision but good correlation. Standard results from the Central Laboratory and SGS indicate that biases are acceptable. Failure results for silver from both laboratories are considered to be acceptable; however, around a 30% of gold failures from the Central Laboratory reflects an analytical accuracy issue for gold with the Central Laboratory, which shows a low bias when compared with certified standard materials. First Majestic has taken measures to address the assay accuracy issues that were identified at the Central Laboratory.

Pulp and coarse blank reference materials (blanks) showed a significant number of failures occurring at both Central Laboratory and SGS. These failures have not yet been fully investigated, but it appears that either, there is some contamination occurring in both laboratories or that the blank material carries residual silver and gold values. Results show that the contamination of samples from the Central Laboratory is higher than at SGS. During the 2016 sampling campaigns, coarse reject and pulp from the Central Laboratory and SGS were submitted to BVML for check assay. Paired Central Laboratory and BVML silver and gold pulp check sample results indicated an acceptable positive bias for Central Laboratory silver results and a 13% (unacceptable) positive bias for gold results relative to BMVL results. Paired SGS and BVML coarse reject check assay silver and gold results indicated an acceptable bias for SGS results relative to BVML results.

First Majestic staff verification of the drill-hole and channel data consisted of verification for transcription errors; verification of collar and channel locations; down hole survey deviations; verification of down-hole lithology and sample intervals; and conducting site visits to check core, sample security practices and location.

Mineral Resources and Mineral Reserves

Mineral Resource estimation was performed on a vein system consisting of 14 vein zones. Four vein zones (Rosario, La Veladora, La Lima, and Hedionda) were estimated by First Majestic using three-dimensional (3D) estimation methodologies. Ten vein zones; Intermedia, Huichola Norte, Pitayo, 99, Zuloaga, La Esperanza, Veta 420, Dique 690, La Blanca, and Despendimiento 7000, were estimated by First Majestic using two-dimensional (2D) or polygonal estimation. Different interpolation methodologies could be used depending on the vein’s geological and mineralization characteristics. Collectively Huichola Norte, Pitayo, 99, La Esperanza, Veta 420, Dique 690, La Blanca, and Despendimiento 7000, veins are also referred to as the “Minor Veins”.

All available data for the Rosario, La Veladora, La Lima, and Hedionda Zones, including drill-holes, channel samples, level maps, and drill core photos, were used for geological solids modelling. Typically, however, only a high-quality data subset is used to support the estimates. Composite lengths were an accumulated interval grade at true thickness. Statistical and visual analyses were performed to validate the overall domain controls on mineralization and to ensure further domaining was not required. A metal sensitivity analysis was undertaken before any appropriate capping value was applied. All applied capping values were individually reviewed for each domain that was capped to ensure the reduction in metal was statistically appropriate and locally relevant.

In polygonal estimates for the Intermedia, Huichola Norte, Pitayo, 99, Zuloaga, La Esperanza, Veta 420, Dique 690, La Blanca, Desprendimiento 7000, longitudinal sections of vein structures were constructed. Polygons were projected from mine levels, or constructed around drill intercepts, and classified as Indicated or Inferred. No Measured Mineral Resource polygons were defined. Polygons of Indicated Mineral Resources are projected vertically (up and down) 45 metres from mine levels informed by chip samples. Indicated Mineral Resources are projected 25 metres around drill-hole intercepts where there is continuity of mineralization, as indicated by drilling information or by mine levels with sample lines reporting potentially economic grades. Inferred Mineral Resources are projected 50 metres from drill-hole intercepts or polygons of Indicated Mineral Resources. In most cases, Inferred Mineral Resources are projected 20 metres beyond Indicated Mineral Resources.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors. Measured and Indicated Mineral Resources are summarized in Table 19, and Inferred Mineral Resources in Table 20.

TABLE 19
San Martín Silver Mine Mineral Resources Statement with an Effective Date of December 31, 2017
(prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Measured and Indicated Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Measured Rosario (UG)	Oxides	-	-	-	-	-	-	-
	Indicated Rosario (UG)	Oxides	1,174	242	0.53	284	9,130	20.0	10,700
	Total M+I Rosario (UG)	Oxides	1,174	242	0.53	284	9,130	20.0	10,700
	Measured Hedionda (UG)	Oxides	274	295	0.72	351	2,600	6.3	3,090
	Indicated Hedionda (UG)	Oxides	39	149	0.62	197	190	0.8	250
	Total M+I Hedionda (UG)	Oxides	313	276	0.71	332	2,790	7.1	3,340
	Measured La Lima (UG)	Oxides	16	289	0.27	310	140	0.1	150
	Indicated La Lima (UG)	Oxides	91	374	0.22	391	1,090	0.6	1,140
SAN MARTÍN	Total M+I La Lima (UG)	Oxides	106	361	0.23	379	1,230	0.7	1,290
	Measured La Veladora (UG)	Oxides	81	291	0.24	310	760	0.6	810
	Indicated La Veladora (UG)	Oxides	130	382	0.41	414	1,600	1.7	1,740
	Total M+I La Veladora (UG)	Oxides	211	347	0.34	375	2,360	2.3	2,550
	Measured Intermedia Zone (UG)	Oxides	73	273	0.43	307	640	1.0	720
	Indicated Intermedia Zone (UG)	Oxides	59	278	0.20	293	530	0.4	560
	Total M+I Intermedia Zone (UG)	Oxides	132	275	0.33	301	1,170	1.4	1,280
	Measured Minor Veins (UG)	Oxides	45	252	0.39	282	360	0.6	410
	Indicated Minor Veins (UG)	Oxides	166	295	0.19	311	1,580	1.0	1,660
	Total M+I Minor Veins (UG)	Oxides	211	286	0.23	305	1,940	1.6	2,070
	Measured Zuloaga Zone (UG)	Oxides	-	-	-	-	-	-	-
	Indicated Zuloaga Zone (UG)	Oxides	443	256	-	256	3,650	-	3,650
	Total M+I Zuloaga Zone (UG)	Oxides	443	256	-	256	3,650	-	3,650
	Total Measured (UG)	Oxides	489	287	0.55	330	4,500	8.6	5,180
	Total Indicated (UG)	Oxides	2,103	263	0.36	291	17,770	24.5	19,700
	Total Measured and Indicated (UG)	Oxides	2,591	267	0.40	299	22,270	33.1	24,880

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $20.00 /oz Ag, $1,450 /oz Au.

(3)	Metallurgical recovery used was 85% for silver and 92% for gold.

(4)	Metal payable used was 99.9% for silver and 99.85% for gold.

(5)	Cut-off grade considered for oxides was 150 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

(9)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

TABLE 20
San Martin Silver Mine Inferred Mineral Resource with an Effective Date of December 31, 2017
(prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Inferred Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Inferred Rosario (UG)	Oxides	398	253	0.31	277	3,230	4.0	3,540
	Inferred Hedionda (UG)	Oxides	40	236	0.45	271	300	0.6	350
	Inferred La Lima (UG)	Oxides	629	265	0.07	271	5,360	1.4	5,470
SAN MARTÍN	Inferred La Veladora (UG)	Oxides	76	313	0.35	340	770	0.9	840
	Inferred Intermedia Zone (UG)	Oxides	366	334	-	334	3,940	-	3,940
	Inferred Minor Veins (UG)	Oxides	471	255	-	255	3,850	-	3,850
	Inferred Zuloaga Zone (UG)	Oxides	530	234	-	234	3,980	-	3,980
	Inferred Total (UG)	Oxides	2,510	266	0.08	272	21,430	6.9	21,970

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $20.00 /oz Ag, $1,450 /oz Au.

(3)	Metallurgical recovery used was 85% for silver and 92% for gold.

(4)	Metal payable used was 99.9% for silver and 99.85% for gold.

(5)	Cut-off grade considered for oxides was 150 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

Modifying factors for mining were applied on a stope-by-stope evaluation and have been determined suitable for conversion to Mineral Reserves. To convert from Mineral Resources to Mineral Reserves, the resource blocks were interrogated by applying economic criteria as well as geometric constraints based on the mining method envisioned. Mineable blocks or stopes were defined by following this process. The Mineral Reserve statement for San Martín is provided as in Table 21.

TABLE 21
San Martin Silver Mine Mineral Reserve Statement with an Effective Date of December 31, 2017
(prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

	Proven Rosario (UG)	Oxides	-	-	-	-	-	-	-
	Probable Rosario (UG)	Oxides	909	233	0.51	273	6,820	14.8	7,980
	Total M+I Rosario (UG)	Oxides	909	233	0.51	273	6,820	14.8	7,980
	Proven Hedionda (UG)	Oxides	284	277	0.64	327	2,530	5.9	2,990
	Probable Hedionda (UG)	Oxides	0.1	208	0.35	235	-	-	-
	Total M+I Hedionda (UG)	Oxides	285	277	0.64	327	2,530	5.9	2,990
	Proven La Lima (UG)	Oxides	12	232	0.21	248	90	0.1	100
	Probable La Lima (UG)	Oxides	73	299	0.18	313	700	0.4	730
SAN MARTÍN	Total M+I La Lima (UG)	Oxides	85	289	0.18	303	790	0.5	830
	Proven La Veladora (UG)	Oxides	48	357	0.27	377	550	0.4	580
	Probable La Veladora (UG)	Oxides	107	399	0.43	433	1,380	1.5	1,500
	Total M+I La Veladora (UG)	Oxides	155	386	0.38	416	1,930	1.9	2,080
	Proven Intermedia Zone (UG)	Oxides	83	241	0.38	270	640	1.0	720
	Probable Intermedia Zone (UG)	Oxides	61	256	0.18	270	500	0.4	530
	Total M+I Intermedia Zone (UG)	Oxides	144	247	0.30	270	1,140	1.4	1,250
	Proven Minor Veins (UG)	Oxides	45	233	0.39	263	340	0.6	380
	Probable Minor Veins (UG)	Oxides	179	270	0.18	284	1,550	1.0	1,630
	Total M+I Minor Veins (UG)	Oxides	224	262	0.22	280	1,890	1.6	2,010
	Proven Zuloaga Zone (UG)	Oxides	-	-	-	-	-	-	-
	Probable Zuloaga Zone (UG)	Oxides	481	236	-	236	3,650	-	3,650
	Total M+I Zuloaga Zone (UG)	Oxides	481	236	-	236	3,650	-	3,650
	Total Proven (UG)	Oxides	473	273	0.52	314	4,150	8.0	4,770
	Total Probable (UG)	Oxides	1,810	251	0.31	275	14,600	18.1	16,020
	Total Proven and Probable (UG)	Oxides	2,283	255	0.36	283	18,750	26.1	20,790

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $18.00 /oz Ag, $1,300 /oz Au.

(3)	Metallurgical recovery used was 85% for silver and 92% for gold.

(4)	Metal payable used was 99.9% for silver and 99.85% for gold.

(5)	Cut-off grade considered for oxides was 170 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(6)	The Ag-Eq grade formula used was Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs.

Mining and Milling Operations

San Martín veins and deposits are hosted on the side of a mountain range. Access to the workings is through adits developed horizontally, followed by ascendant and descendent ramps developed in waste. All mine workings in San Martín are located above the water table, and no evidence of water bodies have been found during exploration. There are water inflows in the workings close to surface, mainly during the rainy season, but these inflows are managed by pumping. Geotechnical studies have been completed in support of design parameters for the excavations, as well as ground support requirements.

San Martín currently uses cut-and-fill mining using resue to extract the mineralization. Resue is a mining variation that implements a two-phased process where the ore is extracted first and then the mining section is extended to allow access to mining equipment for subsequent cuts. A combination of jumbo and conventional (hand-held pneumatic) drills are used and the type of drill used depends on mining widths and availability of the jumbos.

Varying COGs were used to focus development and then lower cut-off grades were used to identify opportunistic lower-grade mineralization that can be sent for processing. This material is typically mineralization that is mined to access higher-grade mineralization. Once the mining locations were identified, stope design was followed by development design. The design component was then imported into mining planning software for sequencing and scheduling.

The current minimum mining width used at site for cut-and-fill mining is 0.8 m, and 2.5 metres for equipment access. After the resue portion is mined (typically the mineralization), additional waste is mined to allow for equipment access. Mined waste either reports to the surface waste storage facility or is used as fill for subsequent lifts. When mineralization that is greater than 2.5 metres in width is mined, no additional waste is mined. Each drift is mined 3 metres high where six drifts are mined to extract 18 metres of a 20-m-high panel. Updated designs incorporate a minimum stand-off distance of 20 metres to locate ramps away from mineralization. Planned development includes: access drifts; sills (development on mineralization); operating waste development (sills mining material below cut-off); sumps; escapeways and accesses to the escapeways; return airways and accesses to the return airways; stockpiles; and ore passes and access to the ore passes, where required. Vertical development will primarily be completed by conventional mining techniques up to a size of 1.5 metres by 1.5 metres. Large diameter raises will be excavated either by a raisebore machine (contract) or by longhole raising. Where necessary, all future production voids will be backfilled. As the operation uses sill pillars to separate active mining blocks, the backfill is uncemented waste rock.

The ventilation system at the San Martín Silver Mine is undergoing an upgrade. First Majestic is planning to install a new ventilation raise from surface to an existing drive near the Hedionda vein. Additional raises will be required to service the distal vein systems (Intermedia, La Lima, etc.) and is currently being optimized by operations. The ventilation circuit was imported into an industry-standard software used in ventilation modelling, to model the flows predicted for the mine. The estimated primary ventilation demand was calculated based on a factor of 0.6 m3/s of fresh air per kW. Equipment is spread over several workplaces and ventilation systems. An additional 15% has been allowed for leakage and is included in the minimum ventilation requirements.

The existing load-and-haul fleet currently handles up to 900 tpd (27 kt per month), with haulage requirements met by the onsite contractor through the provision of conventional haulage trucks. The mine plan uses development rates and productivities based on the existing fleet.

The ore is transported approximately 14 km from the underground mine to the processing plant located on the east side of the community of San Martín de Bolaños and the Bolaños River. The plant has a name plate capacity of 1,300 tpd and has typically been operating at 800 tpd. The plant is conventional, consisting of crushing, grinding, leaching, counter current decantation, Merril-Crowe circuits, and a doré.

Silver ore is processed by conventional cyanidation, using agitation in tanks, CCD thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crowe process. The Company also runs additional processes including an acid wash and lead elimination processes prior to producing a final precipitate. The mill throughput averaged 816 tpd (out of a capacity of 1,300 tpd) all of which was through the cyanidation circuit for the production of silver doré.

The end product from the San Martín Silver Mine complex comes in the form of silver doré bars. The physical silver doré bars, usually containing greater than 95% silver with some gold and other impurities, are delivered to one of three refineries, where doré bars are refined to commercially marketable 99.9% pure silver bars.

As a normal course of business, San Martín has contracts in place for some of the services required for the mining and processing activities. All of these contracts are agreed upon one-year or multi-year terms and in the opinion of the QP, these contracts and commercial terms are in line with industry norms for such contracts.

Capital and Operating Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs for the remaining LOM of $ 30.96 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 22
Capital Cost Estimates

Sustaining Capital Cost, Including Exploration Drilling Expense

Mill Sustaining Capital	$9.47
Underground waste development expenses	9.18
Underground equipment and infrastructure	6.31
Underground and surface drilling	6.00
TOTAL CAPITAL COSTS:	$30.96
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for San Martin have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $73.92 per tonne of ore processed based on current and projected costs.

TABLE 23
Operating Costs estimates

Underground
Mining Method	Cut & Fill
Process Method	Cyanidation
Mining Cost/tonne (1)	$27.63
Processing Cost/tonne (2)	$25.85
Indirect Cost/tonne (3)	$20.44

(1)	Underground mining is designed with cut & fill. Excludes waste development costs.

(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.

(3)	Estimated based on current operations and may vary on an annual basis.

Del Toro Silver Mine, Zacatecas State, México

The Del Toro Silver Mine is an underground producing silver mine and processing facility located in the state of Zacatecas, Mexico which was established as a brown field project by the Company and which commenced commercial production in 2013. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, First Majestic Del Toro S.A. de C.V. The Del Toro Silver Mine includes three underground silver mines and a processing facility consisting of a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance.

The Del Toro Silver Mine consists of 65 mining concessions, including 57 contiguous concessions in the Chalchihuites area, in the State of Zacatecas and eight non-contiguous concessions in a neighboring area. In addition, there are four mining concessions covering an area of 48 hectares, for which the Company has exploration rights and an option agreement to acquire these concessions. The Company has surface rights covering 219.3 hectares supporting operations at Del Toro (plant installation, tailings storage, and other project requirements).

Certain of the information on the Del Toro Silver Mine is based on the Technical Report titled, “Del Toro Silver Mine Chalchihuites, Zacatecas, Mexico. NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” prepared by Ramon Mendoza Reyes, P. Eng., Jesus M. Velador Beltran, MMSA, Maria E. Vazquez Jaimes, P. Geo. and Andrew Hamilton, P. Geo., with an effective date of December 31, 2016, which was filed on SEDAR on December 20, 2017 (the “2017 Del Toro Technical Report”). Mrs. Maria E. Vazquez Jaimes, Mr. Jesus M. Velador Beltran and Mr. Ramon Mendoza Reyes are Qualified Persons for the purposes of NI 43-101 and are each employees of First Majestic and accordingly, are not considered independent. Mr. Andrew Hamilton is an independent Qualified Person for the purposes of NI 43-101. The 2017 Del Toro Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2017 Del Toro Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

Del Toro is an underground producing silver mine and processing facility located in the municipality of Chalchihuites, in the northwestern part of the state of Zacatecas, Mexico. Del Toro Silver Mine comprises a mining complex with three underground mines, one processing plant including a 2,000 tpd flotation circuit, and one waste tailings management facility. The Del Toro Silver Mine also includes a 2,000 tpd cyanidation circuit which is currently in care and maintenance. Current production is sourced from three different underground mining areas (San Juan, Perseverancia, and Dolores).

The rights on all of the concessions making up Del Toro expire between 2021 and 2093. Providencia concession (188060) is partially owned by First Majestic Del Toro S.A. de C.V. (40%), while the remaining 60% is privately owned by Pedro Fernandez. The earliest renewal date of any of the mineral concessions is for the Perseverancia concession, which has a renewal date of April 23, 2021. The Verdiosa and Nueva India mining claims are currently subject to a 1% Net Smelter Return (NSR) royalty capped at $200,000 and $500,000, respectively, in total payment. There are no other royalties payable on the Del Toro mining concessions. Del Toro has acquired five parcels of surface rights covering 219.3 hectares that are sufficient to support operations, including plant installation, tailings storage, and other requirements. There is one Ejido’s parcel of surface rights that is currently under negotiation for renewal of the annual agreement.

Accessibility, Local Resources, Infrastructure and Physiography

The mining operations of Del Toro are about 150 km northwest of the capital city of Zacatecas in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. It is located at about 40 km southeast of the Company’s La Parrilla Silver Mine and approximately 120 km southeast of the capital city of Durango.

Access to Del Toro is by Highway 45 from Durango City, 120 km to the southeast past the La Parrilla Silver Mine. Driving time from Durango to Chalchihuites is about two and a half hours. An alternate access route to Chalchihuites is from the city of Zacatecas by Highway I-45 to the northwest for 170 km, then, from the city of Sombrerete, a 50-km highway leads west to the village of Chalchihuites. Driving time from Zacatecas to Chalchihuites is about three hours. Airports with service for international flights are available in the cities of Durango and Zacatecas. The property boundary is located approximately 1 km to the east of the village of Chalchihuites, while the mill is located approximately 3 km away and can be accessed by all-weather dirt roads. Access within the concessions is by dirt roads. The Gualterio railroad station is located 5 km from Chalchihuites, with connections to the rest of the country.

The location of the Del Toro mine in the vicinity of the municipality of Chalchihuites reduces the need to provide dedicated camp facilities to employees and contractors. The majority of the mine personnel live in the village of Chalchihuites, which is walking distance from the mine. A minor portion of the workforce lives in surrounding towns and commutes each day. FM Del Toro has actively invested in public infrastructure by building a high-voltage powerline and substation and a sewage treatment facility, servicing the community of Chalchihuites.

The existing surface mining infrastructure includes the process plant, workshops, analytical laboratory, temporary ore stockpiles, waste rock and tailings storage facilities, water management and diversion structures, offices, drill core and logging shack, water ponds, power substations and power lines. The four underground mining areas are accessed via surface portals.

Electric power is provided by the national grid via a 45km extension constructed by the Company in 2011-2012. Potable water is available to all the towns from water wells. Fresh water for Del Toro is sourced from underground dewatering stations. The two main uses of fresh water are water for production and exploration drilling, and makeup water for processing.

History

The village of Chalchihuites was founded in 1556 during the Spanish colonial period. Numerous small mining operations have been developed within the district since that date.

First Majestic commenced prospecting activities in the Chalchihuites area in late 2004 under option agreements. Work completed since that date has included geological mapping, geochemical and geophysical surveys, core drilling, metallurgical testwork, Mineral Resource and Mineral Reserve estimation, and mine construction and development. Formal mining commenced in 2013 from the San Juan mine. Challenging market conditions during 2014 and 2015, forced the Company to constrain development and exploration activities. Consequently, in 2016 a decision was made to reduce throughput by focusing on areas with higher grade, but narrower veins were mined. Since then, dilution control and higher metallurgical recoveries have contributed to improve the profitability of the mine.

Geological Setting

The geological model proposed by the Company for Del Toro is a combination of mesothermal deposits (chimneys, breccias and replacements) and mesothermal–epithermal veins.

Del Toro is located at the boundary between the Mesa Central physiographic province and the Sierra Madre Occidental. The district contains hydrothermal mineral deposits hosted by early Cretaceous limestones and shales that has been intruded by an Eocene-age quartz monzonite–granodiorite stock, Oligocene-age dikes, rhyolite–rhyodacite dikes and plugs, and Miocene–Quaternary-age basalt–basaltic andesite dikes. The Eocene-age stocks and dikes have metamorphosed the Cretaceous rock into marble, hornfels, skarnoid and skarn.

The mineralogy and paragenesis of the Del Toro deposits is complex, likely due to multiple hydrothermal pulses (mesothermal and epithermal) and deep-penetrating supergene alteration. The mineral deposits contain primary sulphides such as galena, sphalerite, pyrite, pyrrhotite, stibnite, arsenopyrite, chalcopyrite, covellite, acanthite and silver sulphosalts (tetrahedrite–freibergite solid solution).

Due to deep-penetrating supergene oxidation, most of the primary sulphides have been oxidized to cerussite, anglesite, hemimorphite, hydrozincite, jarosite, goethite, hematite, cervantite, malachite, chrysocolla, chalcanthite and native silver. Additionally, a green-coloured zinc-rich smectite has been formed below Cuerpo 3 in fractures, probably due to sorption of zinc ions being transported by deep-penetrating meteoric water. The non-metallic gangue minerals present in the deposits, are calcite, siderite, manganiferous calcite, quartz and fluorite. The main clay minerals detected with the TerraSpec Analytical Spectral Device in the deposits and alteration are smectite, illite–smectite, nontronite and kaolinite, but most of these minerals are interpreted to be late with respect to the main mineralizing pulses.

Mineralization

Del Toro consists of three operating mines, Perseverancia, San Juan and Dolores, from south to north. Mineralization in these mines occurs in chimneys (Perseverancia and San Nicolas), veins (Cuerpo 1, Cuerpo 2, Lupita, Dolores, etc.), breccia bodies (Cuerpo 3) and replacements that are hosted by the Cuesta del Cura Formation, the Indidura Formation and the quartz monzonite–granodiorite stock.

The deposits contain primary sulphides such as galena, sphalerite, pyrite, pyrrhotite, stibnite, arsenopyrite, chalcopyrite, covellite, acanthite and silver sulphosalts (tetrahedrite–freibergite solid solution). Due to deep-penetrating supergene oxidation, most of the primary sulphides have been oxidized to cerussite, anglesite, hemimorphite, hydrozincite, jarosite, goethite, hematite, cervantite, malachite, chrysocolla, chalcanthite and native silver. The non-metallic gangue minerals present in the deposits, are calcite, siderite, manganiferous calcite, quartz and fluorite.

The Perseverancia mine contains chimneys and veins. The chimneys are hosted by limestone and shale, hornfels and skarnoid. They are pipe-like bodies with ellipsoidal shape and occur along the intersection of northeast-trending structures with a northwest-trending structure. Mineralogically, they consist of massive coarse-grained galena and sphalerite with traces of acanthite and cross-cut by stringers of calcite.

The San Juan mine contains the main San Juan bodies, Cuerpo 1, Cuerpo 2, Cuerpo 3 and Cuerpo de Zinc. Additionally, the mine contains the more recently discovered Lupita vein and its splays, Lupita del alto, San Jose and Fanny. The San Juan deposits consist of two fault-vein deposits (Cuerpo 1 and Cuerpo 2), one breccia-pipe deposit (Cuerpo 3) and a disseminated-replacement deposit (Cuerpo de Zinc).

Cuerpo 1 is an oxidized stockwork containing silver, lead and zinc mineralization. Cuerpo 2 is an oxidized fault vein containing silver, lead and zinc mineralization. Cuerpo 3 is a pipe-like breccia body containing silver, lead and zinc mineralization. The Cuerpo de Zinc consists of disseminated sphalerite and minor galena that replaces the groundmass of the argillically altered quartz monzonite. The Cuerpo de Zinc seems to be open at depth, but deeper drilling is required to determine its vertical extent.

The Lupita vein system consists of the main Lupita vein, the Lupita hanging wall vein, the San Jose vein and the San Jose hanging wall vein. The veins have similar mineralogy, which consists mainly of galena, sphalerite, pyrite, pyrrhotite, acanthite and silver sulphosalts (tetrahedrite–freibergite solid solution). The average width for the Lupita and Lupita hanging wall veins are 1.6 metres and 1.7 metres, respectively. Average widths for the San Jose and San Jose hanging wall veins are 1.1 metres and 1.3 metres, respectively. The Lupita system of veins terminates in the proximity of the west-northwest-trending fault and is open to the north; however, the northern extension trends into property owned by a third party.

The mineral deposits of the Dolores mine include the Dolores, Santa Teresa and Purisima veins. The Dolores vein contains abundant galena, sphalerite, pyrite and stibnite in a gangue of quartz, fluorite and calcite. The vein is hosted mainly by a quartz monzonite–granodiorite stock and has an average strike and dip of N15°E and 75° to the northwest. The veins are hosted by silicified limestones and shales of the Indidura Formation, hornfels, skarnoid and quartz monzonite intrusion. One particular feature of the Santa Teresa vein is the changing in direction to the west as it goes through the intrusion–Indidura Formation interface. A more detailed structural interpretation is needed, but it is possible that the vein turns to the north due to a change in rheology or, alternatively, that the vein branches out in a horsetail fashion. Geological potential appears to be open to the north–northwest and southeast, but the structure trends into ground that is owned by a third party.

Mineral deposits at Del Toro occur in veins, chimneys, breccias and mantos. The deposits are associated with a quartz monzonite–granodiorite intrusion and are hosted by Cretaceous limestone and shale that has been altered to marble, hornfels, skarnoid and skarn. Because of their spatial relation with intrusions and metamorphic/motasomatic rocks, the deposits are proposed to be of the intrusion-related hydrothermal type. Potassic alteration observed at depth in the San Juan mine suggests high-temperature alteration at depth. Although fluid inclusion–microthermometry studies have not been carried out for the Del Toro deposits, the association intrusions and skarn suggests they could be of the mesothermal to epithermal type. The occurrence of distal quartz–calcite veins containing fluorite in the Dolores mine is suggestive of an epithermal environment.

The geological model proposed by First Majestic for Del Toro is a combination between mesothermal deposits (chimneys, breccias and replacements) and mesothermal - epithermal veins. Mineralization to the south at San Nicolas and San Juan seems to be more mesothermal whereas the mineralization to the north in Dolores seems to be epithermal. No attempt was made to fit Del Toro deposits to the settings of the well-studied porphyries or epithermal deposits described by Sillitoe or Hedenquist elsewhere, since the geologic features observed suggest that Del Toro sits in between these end-member environments.

Exploration and Drilling

First Majestic has conducted prospecting, geological mapping, alteration mapping, structural interpretations, and geochemical and geophysical studies at Del Toro. Detailed and semi-detailed geological surface mapping has been carried out on the Perseverancia, San Juan and Dolores mine. The geological mapping and structural interpretation programs led to identification of a generation of drilling targets in Santa Teresa, Zaragoza, Carmen-Consuelo, Cotorras, southeast Perseverancia, Tayoltita and the new target Navidad. The Navidad target is located approximately four km north of Dolores mine and consists of a series of NNW trending epithermal veins.

Geochemistry work consisted of a systematic soil and rock geochemical survey over the San Juan and Perseverancia mines, trenching and sampling over the Santa Teresa area, and numerous chip samples collected on outcropping structures. A total of 1,768 samples were collected and analysed at First Majestic’s Central Laboratory in La Parrilla between 2013 and 2016.

A combination of mapping (structural and alteration), geochemistry and geophysics were used to define drilling targets throughout Del Toro. Geological mapping and geochemistry have led to the discovery of mineralization at Fanny-Lupita (north of San Juan mine) and Santa Teresa (Dolores mine). Other targets such as Zaragoza, Cotorras and Carmen Consuelo have been partially tested and are promising. Other targets in the vicinity of the San Juan and Perseverancia mines also retain exploration prospectivity.

A total of 616 surface and underground drill-holes totalling 138,432 metres have been drilled at Del Toro. Several drilling contractors have been used at Del Toro since 2005. During 2017, the company drilled 19,555 metres in 100 diamond drill-holes. In recent years, the general practice has been to collar surface holes in HQ and reduce when required, while underground holes are generally collared in NQ and rarely reduced to BQ because they are mostly short holes that are less than 500 metres in length.

Drill core from both surface and underground holes is placed in plastic core boxes at the drill site. The boxes are labelled with the hole number and box number, and the lids are secured with string for transport. The core is delivered to First Majestic’s logging facility by the drilling contractor.

For most of the history of the Del Toro project, logging has been done by geologists directly onto paper logging forms. These included a description of primary geological intervals, a graphic log and a recording of sample intervals. From mid-2016 data (including collar, lithology, minerals, alteration, structure, samples, geotechnical information) was logged directly onto a computer using Maxwell GeoServices’ LogChief software.

Historical geotechnical logging has consisted of standard recovery and Rock Quality Designation (RQD) data collected from drill run intervals for all holes. Starting in 2015, detailed geotechnical information has been collected over the mineralized zones and for distances of 20 metres into the hanging wall and 10 metres into the footwall. These data are collected over intervals that coincide either with lithology and structure or over a maximum length of 1 m. Rock units encountered in drilling, including the mineralized zones, are generally solid, yielding an average recovery of just over 98%. The average RQD value is just over 85%.

Approximately 34% of the total 616 holes in Del Toro have planned drill-hole collar orientations. They correspond mainly to historical holes prior to 2008 and BQ holes. For the database used to support this resource estimate, the percentage is reduced to 15%. The impact of the lack of downhole survey measurements was assessed during the database validation process by comparing holes without surveys against the deviation of nearby holes. Downhole deviation is variable, mainly in azimuth, and is stronger in longer drill-holes. Only a few drill-holes without downhole surveys are longer than 400 m, and the effect of this on resources is believed to be minimal.

The relationship between sample length, or intersection length, and true width depends upon the angle at which mineralization is intersected. As this varies due to the location from which the drill-hole can be completed, on the dip of the drill-hole, and on the orientation (strike and dip) of the mineralization. Drill intersection lengths at Del Toro are typically greater than true width.

Sampling Analysis and Security

Channel samples are collected across mineralized structures from the back of underground workings every 25 metres, where ground conditions permit. The maximum sample length is 1.0 metres and the minimum is usually 0.3 m. Samples cover the mineralized structure and wall rock on either side, where possible. Duplicate samples are taken from a second channel immediately adjacent to the first. Duplicates are mainly collected from mineralized structures rather than the wall rocks. Channel samples are sent to the Company’s La Parrilla laboratory. After sampling, the sample locations are surveyed by taking the coordinates of the endpoints of the samples using a total station survey instrument.

Bulk density sampling has included determinations made on full HQ or NQ core samples from recent drill programs and determinations made on half core samples from historic core. In total, 1,819 bulk density determinations are in the project database, including 320 for the Dolores mine, 411 for the Perseverancia mine and 1,261 for the San Juan mine, which includes the Lupita and Cuerpo 3 areas.

Several different independent and accredited primary analytical laboratories have been used for processing Del Toro samples, including Inspectorate Laboratories, Stewart, and SGS. Some samples were sent to the Del Toro mine laboratory or La Parrilla Central Laboratory - neither of these laboratories are independent of First Majestic.

Sample preparation for drill and channel samples consists of drying as required, crushing, and selecting a sub-split which is then pulverized to produce a pulp sample sufficient for analytical purposes. Sample analysis at the third-party laboratories typically consists of fire assays and Inductively Coupled Plasma (ICP) analyses for a selected 30–35 elemental suite. Silver values over 100 g/t are typically re-analysed using either fire assay with a gravimetric finish or Atomic Absorption Spectroscopy (AAS). The mine laboratories use fire assay and AAS methodologies.

For all drill programs, samples have remained in secure company facilities until shipped. For samples being analysed by Inspectorate and SGS, trucks owned by the laboratories were sent to Del Toro to collect the samples.

QA/QC programs have been in place for all drilling and channel sampling programs at Del Toro since 2011. Drill data are typically verified prior to mineral resource and mineral reserve estimation through software program checks, comparison to original hard copy data, and peer review. The quality of the drill data is sufficiently reliable to support Mineral Resource and Mineral Reserve estimation.

Mineral Resources and Mineral Reserves

Mineral Resource estimation at Del Toro is based on information such as the current drill-hole database, channel sampling, underground level mapping, and digitized data for underground drifts and stopes. Specific gravity (SG) data were typically assigned based on major rock type groups or on domains.

Mineral Resources are summarized in Table 24(Measured and Indicated Mineral Resources) and Table 26 (Inferred Mineral Resources).

TABLE 24
Del Toro Silver Mine Measured and Indicated Mineral Resources with an Effective Date of December 31, 2017
(prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz) )	Au (k Oz	Ag-Eq (k Oz)
	Measured Dolores (UG)	Sulphides	107	200	0.44	2.97	0.88	340	690	1.5	1,170
	Indicated Dolores (UG)	Sulphides	361	178	0.47	2.58	0.87	307	2,070	5.5	3,570
	Total M+I Dolores (UG)	Sulphides	468	183	0.47	2.67	0.87	315	2,760	7.0	4,740
	Measured Perseverancia (UG)	Sulphides	128	218	0.01	6.13	3.26	460	900	-	1,890
	Indicated Perseverancia (UG)	Sulphides	96	219	0.08	4.66	1.70	402	680	0.2	1,240
	Total M+I Perseverancia (UG)	Sulphides	224	219	0.04	5.50	2.59	435	1,580	0.2	3,130
DEL TORO	Measured San Juan (UG)	Transition + Sulphides	173	171	0.01	3.20	1.79	298	950	0.1	1,660
	Indicated San Juan (UG)	Transition + Sulphides	492	203	0.18	4.75	6.15	433	3,220	2.9	6,850
	Total M+I San Juan (UG)	Transition + Sulphides	665	195	0.14	4.35	5.01	398	4,170	3.0	8,510
	Measured Del Toro (UG)	Transition + Sulphides	408	193	0.12	4.06	2.01	360	2,540	1.6	4,720
	Indicated Del Toro (UG)	Transition + Sulphides	949	195	0.28	3.91	3.69	382	5,970	8.6	11,660
	Total M+I Del Toro (UG)	Transition + Sulphides	1,357	195	0.23	3.96	3.19	375	8,510	10.2	16,380

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $20.00 /oz Ag, $1,450 /oz Au.

(3)	Metallurgical recovery used was 85% for silver and 92% for gold.

(4)	Metal payable used was 99.9% for silver and 99.85% for gold.

(5)	Cut-off grade considered for oxides was 150 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Ag Price).

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

(9)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

TABLE 25
Del Toro Silver Mine Inferred Mineral Resources estimates with an Effective Date of December 31, 2017
(prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq	(k Oz)

	Inferred Dolores (UG)	Sulphides	331	153	0.30	3.12	1.01	290	1,630	3.2	3,090
DEL TORO	Inferred Perseverancia (UG)	Sulphides	650	217	0.04	5.38	2.15	425	4,530	0.9	8,880
	Inferred San Juan (UG)	Transition + Sulphides	535	186	0.02	4.24	1.59	349	3,210	0.3	6,000
	Inferred Total (UG)	Transition + Sulphides	1,516	192	0.09	4.48	1.70	369	9,370	4.4	17,970

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $20.00 /oz Ag, $1,450 /oz Au.

(3)	Metallurgical recovery used was 85% for silver and 92% for gold.

(4)	Metal payable used was 99.9% for silver and 99.85% for gold.

(5)	Cut-off grade considered for oxides was 150 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, environment, processing, permitting, taxation, socioeconomics, and other factors.

Mineral Reserve estimates were based on mining modifying factors gathered from actual operations data as well as from estimates that follow industry best practices. Modifying factors for mining were applied to the Measured and Indicated Mineral Resources on a stope-by-stope evaluation and have been determined suitable for conversion to Mineral Reserves. To convert from Mineral Resources to Mineral Reserves, the resource blocks were categorized by applying economic criteria as well as geometric constraints based on the mining method envisioned. Mineable blocks or stopes were defined by following this process.

Mineral Reserves are summarized in Table 26.

TABLE 26
Del Toro Silver Mine Mineral Reserves estimates with an Effective Date of December 31, 2017
(prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
	Proven Dolores (UG)	Sulphides	114	148	0.26	2.20	0.59	247	540	0.9	910
	Probable Dolores (UG)	Sulphides	290	142	0.29	2.40	0.82	252	1,320	2.7	2,350
	Total M+I Dolores (UG)	Sulphides	404	144	0.28	2.34	0.75	250	1,860	3.6	3,260
	Proven Perseverancia (UG)	Sulphides	95	177	0.01	5.59	2.44	393	540	-	1,210
	Probable Perseverancia (UG)	Sulphides	114	180	0.07	3.87	1.40	331	660	0.2	1,220
	Total M+I Perseverancia (UG)	Sulphides	210	179	0.04	4.65	1.87	359	1,200	0.2	2,430
DEL TORO	Proven San Juan (UG)	Transition + Sulphides	182	157	0.01	2.95	1.65	274	920	0.1	1,610
	Probable San Juan (UG)	Transition + Sulphides	411	166	0.14	3.86	4.79	350	2,190	1.9	4,630
	Total M+I San Juan (UG)	Transition + Sulphides	594	163	0.10	3.58	3.82	327	3,110	2.0	6,240
	Proven Del Toro (UG)	Transition + Sulphides	392	159	0.08	3.38	1.53	295	2,000	1.0	3,730
	Probable Del Toro (UG)	Transition + Sulphides	815	159	0.19	3.34	2.90	313	4,170	4.8	8,200
	Total M+I Del Toro (UG)	Transition + Sulphides	1,207	159	0.15	3.35	2.46	307	6,170	5.8	11,930

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $18.00 /oz Ag, $1,300 /oz Au, $1.10 /lb Pb, and $1.40 /lb Zn.

(3)	Metallurgical recovery used was 81% for silver, 75% for gold, 69% for lead and 15% for zinc.

(4)	Metal payable used was 95% for silver, gold and lead, and 85% for zinc.

(5)	Cut-off grade considered for sulphides and transitional mineralized material was 185 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(6)	The Ag-Eq grade formula used was Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution, mining recovery, geotechnical conditions, equipment productivities, metallurgical recoveries, metal prices and exchange rates, mill throughput capacities, operating costs, and capital costs.

Mining and Milling Operations

In mineralisation that exhibits fair to good geotechnical conditions, Del Toro uses cut-and-fill (resue) and shrinkage stoping. Both methods have been successfully employed and recover the mineralisation with limited ore loss and dilution, albeit at a low productivity. A recent trade-off study indicated that where mineralisation was greater than 1.0 metre in width, longhole stoping with fill could be more productive and cost effective than the current methods. Overhand drift-and-fill is planned for the Cuerpo 3 deposit.

Geotechnical evaluations were undertaken to provide support for the selected mining methods, including geotechnical review, structural investigations and rock mass evaluation. Rock mass rating and mining width considerations were used to classify the rock mass within the various mining operations into general domain types.

A specific study was undertaken on Cuerpo 3, because of the known poor to extremely poor ground conditions. Underhand mining has been recommended to limit exposure to the degraded conditions.

There has been only limited hydrogeological investigation at the site to date. Del Toro monitors mine discharge daily with magnetic flowmeters and monitors hydrochemistry of discharge water on a quarterly basis. Appreciable inflows have been observed on four separate structural trends, with the northeast–southwest fault trend the most productive. An inflow event in late September 2016 resulted in the flooding of the lower portion of Ramp 068. First Majestic has since upgraded its pumping system to handle the increased flows. Review of the Cuerpo 3 orebody indicates that it should be pre-drained, to the extent possible prior to extraction, to limit the effect of elevated pore pressures and discharging groundwater could have on the wall rock stability and on dilution.

The Del Toro equipment fleet includes scooptrams, jumbos, hand-held drills and trucks. Additional haulage requirements can be met by the onsite contractor through the provision of additional haulage trucks.

The processing plant has a capacity of 2000 tpd and uses a conventional grinding circuit followed by sulphide flotation, then oxide flotation. To maximize metal recovery, the circuit targets PbS first in a rougher-cleaner-scavenger cell configuration, followed by sulphidisation conditioning in a rougher-scavenger configuration that promotes PbO flotation. Since the ore originates from three different mines, each mine hosting multiple geological domains, the plant metallurgical (grade-recovery) performance varies noticeably at times. However, by exercising plant feed blending practices the metallurgical variability can be controlled and the operation has consistently achieved its production objectives. Concentrate grade varies between 40% and 50% lead, depending on the percentage of lead in the feed. Concentrate sales penalties due to arsenic content (the only deleterious element of concern) has not been an issue, as current commercial agreements specify penalties for arsenic content at > 1%. Because of the operation of tailings filtration, most of the water (80-85%) is recycled in the process.

The 2017 Del Toro Report considers the current plant capacity and infrastructure adequate to continue operating for the remaining mine life. However, there are a number of initiatives that may be undertaken to continue improving the metallurgical performance of the plant. These initiatives include the implementation of microbubble flotation and fine grinding technologies to optimize metallurgical recoveries and concentrate grades, and the evaluation of specialty flotation reagents to increase metal recoveries and to inhibit the concentration of arsenic.

Capital and Operating Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs for the remaining LOM of $16.98 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 27
Capital Cost Estimates

Sustaining Capital Cost, Including Exploration Drilling Expense

Mill Sustaining Capital	$4.00
Underground waste development expenses	5.99
Underground equipment and infrastructure	2.67
Underground and surface drilling	4.32
TOTAL CAPITAL COSTS:	$16.98
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for Del Toro have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $62.94 per tonne of ore processed based on current and projected costs.

TABLE 28
Operating Costs estimates

Underground Cut
& Fill
Mining Method	Average
Process Method	Flotation
Mining Cost/tonne (1)	$23.32
Processing Cost/tonne (2)	$20.44
Indirect Cost/tonne (3)	$19.18

(1)	Underground mining is designed with cut & fill. Excludes waste development costs.

(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.

(3)	Estimated based on current operations and may vary on an annual basis.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is an underground producing silver mine and processing facility located in the state of Mexico, Mexico which the Company acquired in 2012. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra Compania”). La Guitarra Silver Mine comprises two operating mines, La Guitarra and Coloso, and three exploration areas, Nazareno, Mina de Agua and El Rincon. The mine includes a processing facility with a conventional flotation mill rated at 500 tpd.

Certain parts of the information on the La Guitarra Silver Mine is based on the Technical Report titled, “Technical Report for the La Guitarra Silver Mine, Temascaltepec, México” prepared by Maria E. Vazquez Jaimes, P. Geo., Jesus M. Velador Beltran, MMSA QP, Gregory Kenneth Kulla, P. Geo. and Ramon Mendoza Reyes P. Eng., dated March 15, 2015 (the “2015 La Guitarra Technical Report”). Mrs. Maria E. Vazquez Jaimes, Mr. Jesus M. Velador Beltran and Mr. Ramon Mendoza Reyes are Qualified Persons for the purposes of NI 43-101, and as employees of First Majestic Mrs. Vazquez, Mr. Velador and Mr. Mendoza are not considered independent. The 2015 La Guitarra Technical Report includes results of an updated resource model for the Coloso area prepared for First Majestic by Amec Foster Wheeler under the supervision of Mr. Gregory Kenneth Kulla P. Geo. It also includes First Majestic’s revision of the resource estimates for La Guitarra and Nazareno areas and work on the other exploration areas that has been supervised by Mr. Jesus M. Velador Beltran. All the reserves estimates have been prepared internally by First Majestic under the supervision of Mr. Ramon Mendoza Reyes based on assumptions and factors reflecting the implemented underground mining method and the processing method based on the flotation circuit currently in operation. The 2015 La Guitarra Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2015 La Guitarra Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

The La Guitarra mine is a producing property situated within the Temascaltepec mining district (the “Temascaltepec District”) in the Municipality of Temascaltepec, State of México, México, approximately 130 kilometres southwest of México City.

Most of the mining concessions are located within the Municipality of Temascaltepec, while some concessions extend to the municipalities of Valle de Bravo and San Simón de Guerrero. The rights on all of the concessions making up La Guitarra expire between 2033 and 2057. La Guitarra Compañía currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for 15 years commencing January 1, 2012. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra Compañía holds 420 hectares of surface rights covering the Nazareno area of the property. La Guitarra Compañía also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein. Negotiations with the community of Mina de Agua are being conducted in order to allow the Company to access the old Mina de Agua mine.

Accessibility, Local Resources, Infrastructure and Physiography

The Temascaltepec District and La Guitarra Silver Mine are located approximately 130 kilometres southwest of México City and approximately 65 kilometres from Toluca, México state’s capital. La Guitarra is at an elevation of approximately 2,100 metres. The nearest local town is Temascaltepec, which is approximately 6 kilometres from La Guitarra Silver Mine. International airports are located in both México City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District. Current areas of operations are situated less than two kilometres from paved roads and are easily accessible by two-wheel drive vehicles. As the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

The La Guitarra mine has good access to local infrastructure and services. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and projected production centres are near natural water sources. Proximity to the major industrial centres of Toluca and México City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core storage facilities, a flotation plant and mill, offices, repair shops, and warehouses. Water is supplied from the mine workings, surface streams and the Temascaltepec River.

History

Mining in the Temascaltepec area started in the mid-1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area four kilometres southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the Temascaltepec District has been ongoing since the 1550s.

In 1990, modern mining commenced when the Compañia Mineria Arauco returned to where the Spaniards were purported to have begun, conducting exploration and development work on the La Guitarra vein with an initial production rate of 30 tpd. In 1993, Luismin SA acquired the property and began consolidating the Temascaltepec District. Luismin SA expanded the reserve base in La Guitarra Silver Mine and increased the milling capacity to 320 tpd.

In August of 2003, Genco Resources Ltd. purchased the La Guitarra mine from Luismin S.A. de C.V. and later in 2010 Silvermex, through a business combination agreement gained control over all mineral concessions within the Temascaltepec District. In July 2012, First Majestic acquired Silvermex pursuant to a plan of arrangement. In 2013, First Majestic further expanded the milling capacity at the La Guitarra mine to 500 tpd by installing a new ball mill and new flotation cells.

Geological Setting

The La Guitarra mine is located in the southeast end of the Sierra Madre Occidental. The Sierra Madre Occidental province, or the Eocene-Oligocene Ignimbrite Belt, includes large volumes of rhyolite and andesitic volcanic material that contain numerous low to intermediate sulphidation epithermal Ag-Au deposits. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, basalt flows of the Trans-Mexican volcanic belt overlie the intermediate to felsic Sierra Madre volcanics.

The Jurassic rocks that make-up the basement in the Temascaltepec were deformed by folding and uplifting prior to the deposition of the Eocene-Oligocene volcanic rocks. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanic rocks are apparently associated with the faulting. Vein mineralization has a pronounced northwest trend reflecting that faulting played an important role in controlling vein emplacement. Kinematic indicators are difficult to distinguish.

Field evidences suggest that vein mineralization occurred at the time of the Oligocene age volcanism. The veins have a pronounced northwest trend indicating the strong structural control and show evidence of extension during deposition. Some veins have indicators that suggest normal displacement and many veins in the Mina de Agua region and further east show kinematic indicators that suggest left lateral sense of movement.

The Temascaltepec fault was active during and slightly after the Miocene. This northwest dipping normal fault has thrown down La Guitarra area relative to the Mina de Agua area to the southeast, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra area were preserved by this fault with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

The mineralized veins that occur in the property are described as polymetallic, low intermediate sulphidation epithermal veins. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 kilometres and a width of greater than four kilometres.

The emplacement of the veins is structurally controlled by normal and strike slip faulting. This structural control is typical for the Mexican low-intermediate sulphidation epithermal vein deposits. The veins cut across different rock types but all veins are considered to be coeval.

Vein widths vary from less than one metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the potential for mineralization at depth is reasonable. The hosting rocks around are argillically and propylitically altered. The alteration halo typically extends up to 50 metres away from the veins.

Field evidence suggests that portions of the veins were open at the time of silver and gold mineralization formed the ore shoots. The localization of these ore shoots was probably controlled by bends, changes of strike and intersections of veins with a north trending system of faults. Due to the recurring nature of the vein sets and the regular spacing of the north trending faults, it is possible that the ore shoots occur at regular intervals of 150 to 250 metres along the northwest trending veins.

La Guitarra vein system outcrops along a strike of more than 3.5 kilometres and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70 degrees to 90 degrees.

At La Guitarra, one metre to four metres wide ore shoots occur within a large quartz vein that could reach up to 20 metres wide. The brecciated and multistage mineralized veins have very complex geometries that pinch and swell forming loops over short distances.

The silver and gold grades are contained within silver sulphides, sulphosalts and electrum. Other minerals in the veins include minor amounts of pyrite and other sulphides such as galena and sphalerite. The mineral paragenesis can be grouped in three main stages: a first stage rich in base metals; a second stage dominated by quartz deposition containing some precious metals; and a third stage providing quartz with high concentrations of gold and silver.

Mineralization

Vein mineralization at the La Guitarra property is classified as Intermediate Sulfidation (IS) epithermal. There are in excess of one hundred epithermal veins within the property in five main vein systems: La Guitarra (NW, Central and SE zones), Coloso (Jessica and Joya Larga veins), Comales-Nazareno, Mina de Agua and El Rincón. The vein systems at La Guitarra property form a belt with an approximate width of 4 km that strikes NW - SE in excess of 15 km. Individual veins pinch and swell and vary in width from tens of centimetres to more than twenty metres. Economic zones, with widths usually between 1 and 4 metres, are embedded in quartz (vein structure) having widths up to 20 metres (e.g. Guitarra vein). The ore shoots or economic zones can either be localized in the hanging wall or the foot wall of the vein structure.

Gangue mineralogy consists of banded quartz, amethyst quartz, colloform chalcedony, fine-grained crystalline quartz, calcite, fluorite, pyrite, marcasite, barite, anhydrite, illite - smectite, adularia and alunite. Anhydrite and alunite veins are observed mostly filling narrow fractures. The ore mineralogy consists of proustite - pyrargyrite solid solution, electrum, acanthite, polybasite, sphalerite, galena and chalcopyrite. Secondary minerals such as malachite and smithsonite - hydrozincite (calamines) have been observed in some of the veins at Mina de Agua.

Exploration and Drilling

Between July 2006 and August 2008, Silvermex conducted an extensive exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation (“RC”) drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill-holes, and 163 reverse circulation drill-holes were completed. The RC drilling campaign was focused on, but not limited to, testing the Creston target. The core drilling campaign was primarily designed to explore Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and part of the Creston target. Drilling was conducted by BDW Drilling and Silvermex's own personnel. In August 2011, Silvermex resumed exploration activities in the Temascaltepec District drilling 7,623 metres of diamond drill-holes in the Coloso area. In 2012, Silvermex completed a diamond drill program of 32,828 metres, 20,596 metres of these targeted Coloso and Nazareno and 12,232 metres were drilled underground at La Guitarra mine. Silvermex drilling program consisted of a total of 262 diamond drill-holes for a total of 40,451 metres drilled between 2011 and 2012. The geological data base generated by Silvermex for Coloso was verified by First Majestic’s and Amec Foster Wheeler geologists. First Majestic detected that some legacy core was lost due to poor storage practices and therefore built a core shack and concluded the core organization. A second core shack was constructed during 2015 for core storage for future drilling campaigns. Between July 2012 and December 2017 First Majestic has drilled 85,228 metres in 432 diamond drill-holes. In 2017, First Majestic drilled 27,883 metres in 87 underground and surface holes. Drilling in 2017 was focused on expanding resources at the Coloso mine and exploring the Nazareno, Nazareno de Ancas and Soledad veins. Most of the drilling during 2017 was carried out by contactors.

Sampling Analysis and Security

Representative chip samples are collected with chisel and hammer and channel samples are cut and broken with electric saw and hammer. The broken sample is collected on a tarp and then put in numbered sample bags prior to be sent to the laboratory.

Chip and channel samples are the primary means of sampling in the mine (stopes, drifts, crosscuts, ramps, etc.) and are taken perpendicular to the vein structures. Sampling crews collect chip samples at regular intervals of 1.5 metres for ore control and channel samples at 12 metre intervals. Muck piles are sampled for ore control purposes. Chip and channel samples have lengths that vary from tens of centimetres to usually 50 centimetres depending on the width of the mineralized structure. Chip and muck samples are used for ore control and they are assayed at La Guitarra’s local laboratory. La Guitarra’s laboratory performs periodic assay checks with First Majestic’s Central Lab. Channel samples were assayed in a commercial certified laboratory.

A sampling line or channel typically consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. All samples are marked with paint by the geologist and numbered on the walls of the drifts for proper orientation and identification.

Core samples from exploration holes are cut with a saw and half core is sent to a certified laboratory for assaying. Quality control samples are inserted in chip, channel and core sample batches prior to sending to the corresponding laboratory. Quality controls include: three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks with a secondary or arbitral laboratory. Quality assurance is performed by statistical analysis of data and visual inspection of plots constructed with assay results of the quality controls.

The sampling, handling and assaying methods used at La Guitarra during the 2008, 2011 and 2012 drilling exploration campaigns were generally consistent with industry standards. From 2009 to 2010 there was no exploration drilling program. In 2008, La Guitarra laboratory analyzed all samples by fire assay with gravimetric finish. In 2011 and 2012, normal fire assay digestion and gravimetric procedures were employed for each sample using a 20-gram subsample. The resultant doré bead was weighed using a micro balance, the silver was removed from the bead using nitric acid, and then the remaining gold prill was weighed to determine grade. The on-site La Guitarra laboratory routinely re-assayed approximately 3% of all of the samples with additional check-assaying of anomalous precious metal values. The program to check-assay samples at an independent laboratory was directed by the Superintendent of Geology. The La Guitarra laboratory does not have ISO certification but follows industry standard sample preparation and assaying protocols.

First Majestic Central Laboratory has been the primary laboratory for drill core samples from 2014 to date, SGS Durango has been the secondary laboratory for drill core samples from 2014 to date. The Central Laboratory is not independent of First Majestic. The Central Laboratory obtained ISO 9001 ISO 9001:2008 accreditation in 2017. In mid- 2012 SGS Durango obtained ISO 9001:2008 accreditation

The Central laboratory protocol from 2014 onwards consists of drying, crushing to 80% passing 10-mesh, and pulverizing to 80% passing 150-mesh. SGS Durango dried samples, then crushed to 75% passing 2 mm, followed by pulverizing to 85% passing 200-mesh.

Analytical methods used by Central Lab included fire assays for gold and silver, and multi-acid digest followed by atomic absorption or inductively-coupled plasma (“ICP”) for lead, zinc, copper, and arsenic. Silver samples that were overlimit were re-assayed using fire assay with a gravimetric finish; lead, zinc, or copper values overlimit were checked using aqua regia digestion with an atomic absorption finish. SGS Durango used a three-acid digest with atomic absorption spectroscopy (“AAS”) finish and aqua regia digest with 34-element ICP-atomic emission spectroscopy (“AES”) package for silver. Overlimit three-acid digest silver assays were also analyzed by fire assay with a gravimetric finish. Gold was analyzed by fire assay. Overlimit results for manganese, lead, and zinc were subsequently analyzed by a sodium peroxide fusion and ICP-AES package.

Quality control samples include certified standard reference materials, blanks, coarse and pulp duplicates, with an overall QA/QC insertion rate of about 15%. Sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards. First Majestic continues to enforce and improve these practices.

First Majestic staff have undertaken verification of drill-hole and channel data collected between 2014 and 2017, including verification for transcription errors; verification of collar and channel sample locations; down hole survey deviations; verification of down hole lithology and sample intervals; verification of specific gravity data; and conducting site visits.

Mineral Resources and Mineral Reserves

The La Guitarra Mineral Reserves are estimated from the Measured and Indicated Mineral Resource blocks by applying modifying factors that include mining dilution and mining extraction. Proven Mineral Reserves are estimated based on the Measured Mineral Resource blocks and Probable Mineral Reserves are estimated based on the Indicated Mineral Resource blocks. The following table shows an update of the Mineral Reserve estimates for the La Guitarra Silver Mine prepared under the supervision of the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P. Eng. as of December 31, 2017.

TABLE 29

La Guitarra Silver Mine Mineral Reserves estimates with an effective date of December 31, 2017
(prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
	Proven (UG)	Sulphides	77	182	1.56	292	450	3.9	720
LA GUITARRA AREA	Probable (UG)	Sulphides	146	225	1.76	350	1,050	8.3	1,640
	Total Proven and Probable (UG)	Sulphides	222	210	1.69	330	1,500	12.2	2,360
	Proven (UG)	Sulphides	171	257	1.45	360	1,410	8.0	1,970
COLOSO AREA	Probable (UG)	Sulphides	335	245	1.36	341	2,640	14.7	3,670
	Total Proven and Probable (UG)	Sulphides	506	249	1.39	347	4,050	22.7	5,640
	Proven (UG)	Sulphides	5	181	0.76	234	30	0.1	40
NAZARENO AREA	Probable (UG)	Sulphides	111	250	0.53	287	900	1.9	1,030
	Total Proven and Probable (UG)	Sulphides	117	247	0.54	285	930	2.0	1,070

SANTA ANA	Proven (UG)	Sulphides	-	-	-	-	-	-	-
VETA RICA	Probable (UG)	Sulphides	71	280	0.22	295	640	0.5	680
	Total Proven and Probable (UG)	Sulphides	71	280	0.22	295	640	0.5	680

	Proven (UG)	Sulphides	253	233	1.47	337	1,890	12.0	2,730
LA GUITARRA	Probable (UG)	Sulphides	664	245	1.19	329	5,230	25.4	7,020
	Total Proven and Probable (UG)	Sulphides	917	242	1.27	331	7,120	37.4	9,750

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $18.00/oz Ag, $1,300 /oz Au.

(3)	Cut-off grade considered for sulphides was 240 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.

(4)	Metallurgical recovery used was 81% for silver and 78% for gold.

(5)	Metal payable used was 95% for silver and 95% for gold.

(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7)	Dilution was estimated considering the true thickness of each deposit, the minimum mining width and a consideration for mucking and handling dilution. Mining loss is estimated at 5%.

(8)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9)	Totals may not add up due to rounding.

The following table shows the most recent Mineral Resource estimates for the La Guitarra Silver Mine prepared under the supervision of the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, as of December 31, 2017.

TABLE 30
 La Guitarra Silver Mine Mineral Resources estimates with an effective date of December 31, 2017
(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Measured and Indicated Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
	Measured (UG)	Sulphides	70	222	1.88	355	500	4.2	800
LA GUITARRA AREA	Indicated (UG)	Sulphides	134	263	2.05	407	1,130	8.8	1,760
	Total Measured and Indicated (UG)	Sulphides	204	249	1.99	389	1,630	13.0	2,560
	Measured (UG)	Sulphides	152	313	1.77	438	1,530	8.6	2,130
COLOSO AREA	Indicated (UG)	Sulphides	291	298	1.66	415	2,790	15.6	3,890
	Total Measured and Indicated (UG)	Sulphides	443	303	1.70	423	4,320	24.2	6,020
	Measured (UG)	Sulphides	4	242	1.02	314	30	0.1	40
NAZARENO AREA	Indicated (UG)	Sulphides	99	301	0.63	345	960	2.0	1,100
	Total Measured and Indicated (UG)	Sulphides	104	298	0.65	344	990	2.1	1,140

SANTA ANA	Measured (UG)	Sulphides	2	338	0.32	361	30	-	30
VETA RICA	Indicated (UG)	Sulphides	60	344	0.27	363	660	0.5	690
	Total Measured and Indicated (UG)	Sulphides	62	344	0.27	363	690	0.5	720

	Measured (UG)	Sulphides	228	284	1.77	409	2,090	12.9	3,000
LA GUITARRA	Indicated (UG)	Sulphides	584	295	1.43	396	5,540	26.9	7,440
	Total Measured and Indicated (UG)	Sulphides	812	292	1.53	400	7,630	39.8	10,440

Inferred Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
LA GUITARRA AREA	Inferred (UG)	Sulphides	134	230	1.88	363	990	8.1	1,570
COLOSO AREA	Inferred (UG)	Sulphides	227	270	1.43	371	1,970	10.4	2,700
NAZARENO AREA	Inferred (UG)	Sulphides	115	327	0.30	348	1,210	1.1	1,290
SANTA ANA
VETA RICA	Inferred (UG)	Sulphides	24	342	0.28	362	260	0.2	280
LA GUITARRA	Inferred (UG)	Sulphides	500	276	1.24	363	4,430	19.8	5,840

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2)	Metal prices considered were $20.00/oz Ag, $1,450/oz Au.

(3)	Cut-off grade considered for oxides was 215 g/t Ag-Eq and is based on actual and budgeted operating and sustaining cost, and metallurgical recoveries.

(4)	Metallurgical recovery used was 81% for silver and 78% for gold.

(5)	Metal payable used was 95% for silver and 95% for gold.

(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

(9)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Mineral Resources for the Coloso area have been updated by First Majestic under the supervision of Mr. Jesus M. Velador Beltran, MMSA. These estimates are based on exploration results from the 2008, 2011, 2012, 2015, 2016 and 2017 exploration campaigns and upon geologically constrained block models constructed in 2014 by interpolating capped, composited assay values as well as channel samples obtained in the drifts developed during 2015, as well as estimations based on the two-dimensional polygonal method.

Mining and Milling Operations

Mining at La Guitarra and Coloso is from underground stopes. The main mine access to both La Guitarra mine and Coloso mine is via 4 by 4 metres haulage ramps, these access ramps are driven at approximately 12% grade. Stope access is achieved via ramps and drifts driven from the access ramp adjacent to the veins, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using overhand cut-and-fill, but some shrinkage is employed without backfilling. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined cut-and-fill stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope. These mining methods allow for recovery of the reserve blocks of 95% in average.

The El Coloso mine has been in operation since the first quarter of 2014. Currently more than nine production areas are active.

The La Guitarra mill is rated at 500 tpd after the expansion. In 2017, the feed rate averaged 365 tpd with an annual output of 127,842 tonnes for an annual production of 1,019,111 ounces of silver equivalent.

The ore at La Guitarra is put on a pad next to the crushing circuit. The ore is then fed to the primary 10" x 24" jaw crusher using a front-end loader. When possible, ore blending is performed by mixing different ore types directly in the feed of the primary crusher. The product from the jaw crusher is sent to a secondary (fine) crushing circuit that comprises a 3' short-head cone crusher. The product from the crushing circuit is ground in the three ball mills in parallel. The ground ore is processed in a flotation plant that produces a bulk sulphide concentrate containing precious metals. The concentrate is filtered and dried and then trucked to Manzanillo where a third party broker receives the concentrate. Historically, the average silver recoveries since 1991 have been approximately 84% and the average gold recoveries have been 80% at the La Guitarra mill.

Capital and Operating Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs for the remaining LOM of $14.96 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 31
Capital Cost Estimates

Sustaining Capital Cost, Including Exploration Drilling Expense

Mill Sustaining Capital	$3.02
Underground waste development expenses	6.52
Underground equipment and infrastructure	2.01
Underground and surface drilling	3.41
TOTAL CAPITAL COSTS:	$14.96
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for La Guitarra have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $91.76 per tonne of ore processed based on current and projected costs.

TABLE 32
Operating Costs estimates

Underground
Cut & Fill
Mining Method	Average
Process Method	Flotation
Mining Cost/tonne (1)	$44.57
Processing Cost/tonne (2)	$15.87
Indirect Cost/tonne (3)	$31.32

(1)	Underground mining is designed with cut & fill. Excludes waste development costs.

(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.

(3)	Estimated based on current operations and may vary on an annual basis.

Plomosas Silver Project

The Plomosas Silver Project (“Plomosas”) is located approximately 94 kilometres southeast of Mazatlan in southeast Sinaloa State, México and is adjacent to the town of Rosario. Access to the Plomosas Silver Project is by driving approximately 220 kilometres of toll road from Durango city to Rosarios, then driving south and east another 31 kilometres of paved road to the village of Matatán and finally 30 kilometres of dirt road to the village of La Rastra. The Perleros camp site at Plomosas is a further four kilometres from La Rastra.

The Plomosas mining district is historically known as a significant area for silver, gold, lead and zinc production. The two key areas of interest within the property boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility, a 20-year surface rights agreement in good standing, a 30-year water use permit, tailings dam, 60-kilometre 33 KV power line, 120-man camp, infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development at the Rosario and San Juan mines allows rubber tire access to mineralized zones. These existing developments are expected to allow First Majestic to accelerate development at a significant cost savings when and if it determines to proceed with the project.

Plomosas is 100% owned by First Majestic’s Mexican subsidiary Minera La Rastra S.A. de C.V. and was acquired in July 2012 as a result of the acquisition of Silvermex. The mining claims consist of 13 mining concessions covering 6,986 hectares.

The Company is utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include the continued exploration at depth and along strike of the existing known structure and collection of material for advanced metallurgical testing.

A 2001 report by Grupo México states that the Rosario Mine has estimated historic resources of 895,000 tonnes grading 192 g/t Ag, 3.4 % Zn, 2.1 % Pb, and 0.8 g/t Au. According to this report, the reported resources were estimated by the time Grupo México was closing operations at Rosario in 2000. The 2001 report contains longitudinal sections with grades and tonnages, but it does not have details about the method or assumptions used for the estimates. The mine has extensive development and has been partially refurbished by the previous operator in preparation for an 800 tpd operation and has also been dewatered and undergone partial rehabilitation. The historic reserves are located in a number of mineral zones, which include the Veta Plomosas, Plomositas, Lead/Zinc stock work and silver stock work. Extensive data collection, underground mapping, control surveys, resource modeling and preliminary exploration programs have been completed by the prior operator. An extensive underground channel sampling program has been completed at Rosario, which yielded positive results with numerous high-grade intersections of gold, silver, lead and zinc. The stock work zones may have potential for tonnage expansion along the strike and dip of the Rosario fault structure.

The San Juan mine is located near the old Plomosas mill site. Extensive data collection, underground mapping, control surveys and exploration programs have been completed at San Juan by previous operators. The San Juan development consists of a main adit approximately 5 metres in width, 5 metres in height and 250 metres long, a crosscut extending easterly for 150 metres, plus a ramp with a further 150 metres development. The mineralized structure averages 3 metres in width and has been traced down dip for approximately 150-200 metres. A decline has been drilled into the San Juan zone and has been tested over a vertical distance of 40 metres with the zone still open to depth.

The Company’s Qualified Persons have been coordinating the work for the verification of the information supporting the historical estimates at Plomosas. The historical estimates at Plomosas do not conform to NI 43-101 for reporting purposes; as such, the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed. In order to verify or upgrade the historical estimates, the Company will need to complete a diamond drilling program at the Rosario and San Juan mines to confirm the historical estimates reported by Grupo México and a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: resurvey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves.

The Company started exploration activities at Plomosas in the fourth quarter of 2016. Exploration works consisted on drilling 1,055 metres in three underground holes in the historical Plomosas mine. During 2017, the company completed 17,610 metres in 80 underground and surface diamond drill-holes. The objective of the drilling exploration is to identify mineralization and define resources at the Plomosas, San Juan and La Colorada veins. In 2016, the Company retained the services of MPX and Ellis consulting to carry out a high resolution airborne magnetic survey over the whole property (approximately 8,500 hectares). Additional exploration activities carried out in the property during 2017 include geological mapping (underground and surface), geochemistry and prospecting.

The following table shows the historical resources for Plomosas.

TABLE 33
Plomosas Historical Estimates

Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (k Oz)	Ag-Eq (k Oz)
PLOMOSAS	Not in accordance with CIM Standards	Sulphides (UG)	896	192	0.8	2.1	3.4	5,500	11,000

(1)	Plomosas historical estimates figures are sourced from Grupo México’s estimates prepared in 2001.

(2)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(3)

The Company’s Qualified Persons have not done sufficient work to classify the historical estimates as current Mineral Resources or Mineral Reserves and the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed.

(4)

In order to verify or upgrade the historical estimates, the Company will need to complete a diamond drilling program (commenced in 2016) at the Rosario and San Juan mines to confirm the historical estimates reported by Grupo México and a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards for Mineral Resources and Mineral Reserves based on a completion of at least a Pre-Feasibility study based on the re-assessed indicated and Measured Mineral Resources.

La Luz Silver Project

The La Luz property is located approximately 25 kilometres west of the town of Matehuala in the San Luis Potosí state of México which lies about 259 kilometres to the south of the industrial city of Saltillo and about 170 kilometres north of the city of San Luis Potosí. Access to Matehuala from the major cities is via the north-south Highway 57 which connects México City to the United States.

Real de Catorce is an old mining district with an estimated historic production, between 1773 and 1990, of 230 million ounces of recovered silver. The majority of production (150 million ounces) occurred from 1773 to 1804 with the remainder occurring after 1851. A former operator estimated that the average grade of all production over the life of the mines was about 1,350 g/t silver (Grace, 1997).

The property was acquired by First Majestic in November 2009 as a result of the purchase of all the issued and outstanding shares of Normabec Mining Resources Ltd. The property consists of 22 mining concessions covering 6,327 hectares.

As disclosed in the Real de Catorce Property Technical Report dated July 25, 2008 and the Real de Catorce Property Technical Report dated July 30, 2007, La Luz property is estimated to contain an aggregate of 28.8 million ounces of measured and indicated underground resources (silver only), and an aggregate of 4.1 million ounces of measured resources in tailings (silver only). The Company has decided to treat the La Luz mineral resource estimates as a Historical Resource. The 2008 estimates at La Luz require additional work to conform to current NI 43-101 requirements for reporting purposes and as such, the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed.

In order to verify or upgrade the historical estimates, the Company will need to complete a twin diamond drilling program at the Veta Madre and Restauradora veins to confirm the historical estimates reported by Normabec in 2008 and a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves.

The Company’s plans for exploring and developing the La Luz resources are on hold pending the settlement of constitutional legal matters between the Company and the federal government and the local Huichol indigenous people who have requested that the area of the mining concessions be turned into a “biosphere reserve” which has prevented the Company from moving forward with its permits and its development plans.

The following table shows the historical resources for La Luz.

TABLE 34
La Luz Historical Estimates

Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
LA LUZ	Not in accordance with current CIM standards	Oxides and Sulphides	5,005	204	—	—	—	204	32,836	32,836

(1)

The La Luz resource estimates are taken from the Real de Catorce Property Technical Report dated July 25, 2008 and the Real de Catorce Property Technical Report dated July 30, 2007. The Company’s Qualified Persons consider that those reports do not reflect current economic conditions and are working on applying similar economic inputs to the La Luz Silver Project to those applied to the other properties.

(2)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(3)

The Company’s Qualified Persons have not done sufficient work to classify the historical estimates as current Mineral Resources or Mineral Reserves and the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed.

(4)

In order to verify or upgrade the historical estimates, the Company will need to implement a diamond drilling program at the La Luz mines to confirm the historical estimates reported in previous Technical reports and a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves based on a completion of at least a Pre-Feasibility study based on the re- assessed indicated and Measured Mineral Resources.

La Joya Silver Project

The La Joya property is approximately 75 kilometres southeast of the city of Durango, México. The property elevation ranges from 2,000 to 2,600 metres above sea level. The community of La Joya has a population of approximately 1,000 people and is located nine kilometres southwest of the La Joya property.

The property was acquired by First Majestic in October 2015 as a result of the purchase of all the issued and outstanding shares of SilverCrest. The property consists of 15 concessions with a total nominal area of 10,656 hectares. The La Joya concessions are contiguous within the area and are registered with the México Mines Registry.

The La Joya property can be accessed year round by road, commencing by a paved highway going southeast from city of Durango to the city of Vicente Guerrero, a distance of approximately 80 kilometres, then north along a paved secondary road to the community of La Joya, a distance of approximately 10 kilometres, and then by a network of farming and agricultural access dirt roads that span approximately 10 kilometres east of the community of La Joya. La Joya property is located 20 kilometres northeast of the Company’s La Parrilla Silver Mine.

The La Joya deposits are carbonate hosted copper skarn deposits with associated silver and gold mineralization. Calc-silicate skarn mineralization is found on the property as andradite garnet, pyroxene, actinolite and wollastonite and is distributed amongst three styles of mineralization recognized to exist on the property. Silver-copper-gold (Ag-Cu-Au) mineralization is concentrated within stratiform manto-style skarn controlled along sub-horizontal bedding (Manto style mineralization). Silver-copper-gold, lead-zinc and tungsten (Ag-Cu-Au, Pb-Zn, and W) mineralization is concentrated within structurally controlled stockwork and veining related skarn (Structure style mineralization). Finally, tungsten (W) mineralization is found within late stage retrograde skarn development along the intrusive contact (Contact Skarn style mineralization). Sulphide mineralization generally transitions from chalcopyrite-dominant in proximal skarn to bornite-dominant in distal skarn.

As disclosed in the Preliminary Economic Assessment for the La Joya Property Technical Report dated October 21, 2013 prepared by EBA Engineering Consultants Ltd., and Tetra Tech WEI Inc. (now collectively "Tetra Tech Canada Inc.") when considering a cutoff grade of 60 grams per tonne of silver equivalent, La Joya property is estimated to contain an aggregate of 92.9 million ounces of inferred resources (silver equivalent) contained in 27.9 million tons of mineralized material which could be extracted by open pit mining methods. Mineral Resources are based on mineralization with potentially recoverable metals: silver, copper and gold.

The Company currently has no plans to explore or develop the La Joya project and as such, the project is in care and maintenance.

Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company’s business and the present stage of the Company’s development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company or the Company’s business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company’s securities. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Investors should carefully consider the following risk factors along with the other information set out in this AIF prior to making an investment in the Company. While First Majestic engages in certain risk management practices, there can be no assurance that such measures will limit the occurrence of events that may negatively impact the Company as many factors are beyond the control of the Company. In addition to the other information presented in this AIF, the risk factors that follow should be given special consideration when evaluating an investment in the Company’s securities.

Operational Risks

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Inaccuracies in Production and Cost Estimates

From time to time, the Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining described under “Operating Hazards and Risks” in this section of the AIF. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

The Company has projects at various stages of development and there are inherent risks in the development, construction and permitting of all new mining projects. Exploration and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish economic reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define resources which can be developed and mined economically.

The economic feasibility of development projects is reliant upon many factors, including the accuracy of Mineral Reserve and Mineral Resource estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Furthermore, material changes in developing resources into economically viable Mineral Reserves can be effected by ore grades, widths and dilution or metal recoveries at any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company’s mines produce metals. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production and to continue to invest in exploration and development at the Company’s existing mines or projects in order to develop resources into minable economic Mineral Reserves.

Failure to identify additional mineral reserves may result in reduction of mineral production at one or more of the Company’s mines and may result in a mine ceasing to be economic and ultimately, may lead to closure of the mine. Mine closure involves long-term management of permanent engineered structures and potential acid rock drainage, achievement of environmental closure standards, orderly termination of employees and contractors and ultimately relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, community, unions, employees and other stakeholders. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and corporate reputation damage if desired outcomes cannot be achieved. The Company has limited experience in managing mine closures and there is no assurance that any future mine closures will be successfully managed to the satisfaction of all stakeholders.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	major or catastrophic equipment failures;

•	mine failures and slope failures;

•	deleterious elements materializing in the mined resources;

•	environmental hazards and catastrophes;

•	industrial accidents and explosions;

•	encountering unusual or unexpected geological formations;

•	changes in the cost of consumables, power costs and potential power shortages;

•	labour shortages or strikes;

•	theft, fraud, organized crime, civil disobedience and protests;

•	ground fall and underground cave-ins; and

•	natural phenomena, such as inclement or severe weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supplies are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects and may require the Company to construct alternative infrastructure (such as the power line to the Del Toro Silver Mine). If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, terrorism, non-governmental organization (“NGO”) and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company’s business, operations and profitability.

Although metal prices declined significantly in the last five years, the relative strength of metal prices for several years preceding 2011 led to increased mining exploration, development and construction activities around the world, which in turn resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Future increases in metal prices may lead to renewed increases in demand for services and equipment which could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Governmental Regulations, Licenses and Permits

The Company’s mining, exploration and development projects are located in Mexico and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labor standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of Mexico, Canada and other applicable jurisdictions affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes in Mexico and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws in Mexico are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company does not maintain title insurance for any of its properties and the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands (as set out below under the heading “Local Groups and Civil Disobedience”); accordingly, title holders of mining concessions must obtain agreement from surface land owners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, the Company’s business returns may be adversely affected.

Local Groups and Civil Disobedience

An Ejido is a form of communal ownership of land recognized by Mexican federal laws. Following the Mexican Revolution, beginning in 1934 as an important component of agrarian land reform, the Ejido system was introduced to distribute parcels of land to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property through a board of directors which is headed by a President. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent, distribute, or sell the land. While the Company has agreements with the Ejidos that may impact the Company’s properties, some of these agreements may be subject to renegotiation from time to time. Changes to the existing agreements may have a significant impact on operations at the Company’s mines.

If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face legal action from the Ejido.

The Company’s operations may also from time to time be subject to some forms of protest, road blocks, or other forms of civil disobedience or public expressions against the Company’s activities. In October 2008, prior to its acquisition by the Company (in 2012), production at La Guitarra Silver Mine was suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra resumed in May 2010, after all required permits for operations were obtained. Additionally, on May 20, 2017, a group of union workers halted activities and blocked access at the La Encantada Silver Mine following a dispute regarding bonus payments offered to workers, disrupting operations at the mine. On June 2, 2017, the Company reached an agreement with the union to restart operations at the mine. There can be no assurance that there will not be further disruptions to site access at any of the Company’s projects in the future, which could negatively impact the long-term viability of the projects.

Community Relations and License to Operate

The Company’s relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs, some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact the Company’s relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Political and Country Risk

The Company currently conducts mining operations solely in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: mining royalty and various tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company’s properties, labor unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in México may substantively affect the Company’s exploration, development and production activities.

Violence and other Criminal Activities in México

Certain areas of México have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial situation of the Company.

The Company has in the past experienced several incidences of significant theft of products and other incidences of criminal activity have occasionally affected the Company's employees. The Company maintains extensive security at each of its operating facilities and has implemented detailed and timely assaying protocols and enhanced security procedures in an effort to reduce the probability of such events in the future, however, there can be no guarantee that such protocols and procedures will be effective at preventing future occurrences of thefts or other criminal activity. If similar events occur in the future, there could be a significant impact on the Company’s sale of silver and on its gross and net revenues. Previous losses due to theft have in large part been recovered under the Company's insurance policies, however, any such losses in the future may not be mitigated completely or at all by the Company’s insurance policies. Produced metals that are subject to a streaming agreement may still be subject to payment under the agreement where such metals have been stolen, whether or not the resulting losses are covered by insurance.

Environmental and Health and Safety Regulation

The Company’s operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company’s future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Company operates an open pit mine or relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•	Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.

•

Extreme weather events (such as prolonged drought) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.

•

The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2017, the Company reassessed its reclamation obligations at each of its mines based on updated LOM estimates, rehabilitation and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $16.1 million, which has been discounted using credit adjusted risk free rates ranging from 7.8% to 8.2%, of which $3.3 million of the reclamation obligation relates to the La Encantada Silver Mine; $3.0 million relates to the La Parrilla Silver Mine; $2.7 million relates to the Santa Elena Silver/Gold Mine; $2.5 million relates to the Del Toro Silver Mine; $2.5 million relates to the San Martín Silver Mine; $1.7 million relates to the La Guitarra Silver Mine; and $0.3 million relates to the La Luz Silver Project. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in mining, exploration, development and finance of mining properties is limited and competition for such persons can be intense. As the Company’s business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such successes. If the Company is not successful in attracting and training and in retaining qualified personnel, the efficiency of the Company’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Employee Relations

The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Certain of the Company’s operations employees in Mexico are represented by unions and the Company has recently experienced labor strikes and work stoppages which were resolved in a relatively short period. There can be no assurance that the Company will not experience future labor strikes or work stoppages or that, if it does, such labor strikes or work stoppages will be resolved speedily. Union agreements are periodically renegotiated and there can be no assurance that any future union contracts will be on terms favorable to the Company. In addition, relations between the Company and its employees may be impacted by changes to labor legislation in Mexico which may be introduced by the relevant governmental authorities. Any labor strikes, work stoppages or adverse changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and may be more able to attract human resources, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and expects to continue to seek new exploration, mining and development opportunities with a focus on silver in México. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties, such as the proposed acquisition of Primero. In pursuit of such opportunities, the Company may fail to select appropriate acquisitions or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and such acquired businesses may be subject to unanticipated liabilities. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted. In addition, the Company may incur costs relating to the integration of the acquired businesses and management time spent overseeing such integration. See “Arrangement Risks” and “Additional Risks Related to Primero” with respect to certain additional risks related to the proposed acquisition of Primero.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and those of the Company’s stakeholders and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time. All employees, including officers, are required to disclose any conflicts of interest pursuant to the Company’s Code of Ethical Conduct. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved in a manner that is unfavourable to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. See “Insurance Risk” below. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and none of its directors and officers are residents of the United States. In addition, the majority of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to enforce judgments against the Company and its directors and officers obtained in United States courts or Canadian courts in courts outside of the United States and Canada based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws or bring an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws in courts outside of the United States and Canada .

Anti-Corruption and Anti-Bribery Laws

The Company’s operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (Canada) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third party agents. The Company’s internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company’s reputation, result in significant penalties, fines and/or sanctions, and/or have a material adverse effect on the Company’s operations.

Compliance with Canada’s Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) became effective June 1, 2015, requiring public disclosure of certain payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting may result in fines. The Company commenced reporting in May 2017 for the fiscal year ended December 31, 2016. If the Company becomes subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions which may also have a material adverse effect on the Company’s reputation.

Financial Risks

Metal Prices May Fluctuate

The Company’s revenue is primarily dependent on the sale of silver and movements in the spot price of silver have a direct and immediate impact on the Company’s income and the value of related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc and lead, which accounted for approximately 37% of the Company’s gross revenue for the year ended December 31, 2017. The Company’s sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. Movements in the price of metals, such as movements in the spot price of silver, have a direct and immediate impact on the Company’s income and may affect the marketability of minerals already discovered and any future minerals to be discovered. Mineral reserves on the Company’s properties have been estimated on the basis of economic factors at the time of estimation; variations in such factors may have an impact on the amount of the Company’s mineral reserves and future price declines could cause any future development of, and commercial production from, the Company’s properties to be uneconomic. Depending on the price of silver, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue operations or development at some of its properties or may be forced to sell some of its properties. Future production from the Company’s mining properties is dependent on silver prices that are adequate to make these properties economic.

Furthermore, Mineral Reserve estimations and Life-of-Mine plans using significantly lower silver prices could result in material write-downs of the Company’s investment in mineral properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s possible future reserve estimates and its financial condition, declining silver prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Price Volatility of Other Commodities

The Company’s cost of operations and profitability are also affected by the market prices of commodities that are consumed or otherwise used in connection with the Company’s operations, such as diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumable commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control. Increases in the prices for such commodities could materially adversely affect the Company’s results of operations and financial condition.

Global Financial Conditions

Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company’s ability to obtain equity or debt financing and, if available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company’s operations and planned growth and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican Peso (MXP), the currency in which the majority of the Company’s material and labour costs are paid, and the United States dollar, the currency used for calculating the Company’s sales of metals (and the financial statements of the Company) based on the world’s commodity markets, and the Canadian dollar in which some of the Company’s treasury is held and in which some of its costs are paid. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: MXP denominated cash and cash equivalents, short term investments, accounts receivable and value added taxes (“VAT”) receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. The Company’s business and operations of the business and operations of its subsidiaries is complex and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions.

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Company’s provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Company’s interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Company or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Company’s financial condition.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Mexico, Barbados, Switzerland or the Netherlands or any other countries in which the Company’s subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Tax Audits and Reassessments

Any reassessment by applicable tax authorities of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control. There is a risk that applicable tax authorities may audit the Company or its subsidiaries and issue a notice of reassessment for material amounts.

In the event that applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company and its financial condition.

VAT Receivables

The Company is subject to credit risk through its significant VAT receivables balance that is collectible from the government of México. Due to legislative rules and a complex collection process, there is a risk that the Company’s VAT receivable balance may not be paid, or payment will be delayed. Even though the Company has in the past recovered VAT routinely, VAT recovery in México remains a highly regulated, complex and, at times, lengthy collection process. If the Company does not receive its VAT receivable balances or if payment to the Company is delayed, the Company’s financial condition may be materially adversely affected.

Transfer Pricing

The Company conducts business operations in various jurisdictions and through legal entities incorporated in a number of jurisdictions, including Canada, Mexico, Switzerland and the Netherlands. The tax laws of these jurisdictions and other jurisdictions in which the Company may conduct future business operations have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’slength pricing principles and that contemporaneous documentation must exist to support that pricing. The taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s-length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, the Company may be subject to additional income tax expenses and could also be subject to interest and penalty charges. Any such increase in the Company’s income tax expense and related interest and penalties could have a significant impact on the Company’s future earnings and future cash flows.

Hedging Risk

The Company currently does not use derivative instruments to hedge its silver commodity price risk. The effect of price variation factors for silver, gold, lead or zinc cannot accurately be predicted and are at this time completely unhedged. In the past, the Company has entered into forward sales arrangements with respect to a portion of its lead and zinc production. In the future the Company may enter into further forward sales arrangements or other hedging agreements. Hedging involves certain inherent risks including: the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counter-party is able to offer the Company; the risk that the Company enters into a hedging position that cannot be closed out quickly; and the risk that, in respect of certain hedging products, an adverse change in the market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There can be no assurance that a hedging program will be successful, and although hedging may protect the Company from adverse changes in foreign exchange or currency, and interest rate or commodity price fluctuations, it may also prevent the Company from realizing gains from positive changes.

Commitments under Streaming Agreements

The Company’s ability to make deliveries under the New Stream (if and when it becomes effective) and the existing stream on the Santa Elena Mine with Sandstorm Resources Ltd. is dependent on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the other factors set out in these Risk Factors. Failure to fulfill the Company’s commitments under these agreements could result in adverse impacts on the Company’s business. Further, if metal prices improve over time, these agreements may reduce the Company’s ability to sell resources later at higher market prices due to obligations under these agreements.

The New Stream agreement fixes the ratio that will be used to calculate the amount of gold the Company is required to deliver to WPMI on account of silver production at the San Dimas Mine at 70:1, with provisions to adjust the ratio if the ratio of the market price of gold to the market price of silver (calculated in accordance with the New Steam) moves above or below 90:1 or 50:1, respectively, for any consecutive 6 month period during the term of the New Stream. Any adjustment to the ratio may impact the amount of gold deliverable under the New Stream which may have a material adverse effect on the Company’s financial performance depending on the relative market prices of gold and silver. Subject to such adjustment provisions, the ratio that will be used to calculate the amount of gold the Company is required to deliver under the New Stream is fixed. The market prices of gold and silver may fluctuate. At any given time, the amount of gold that the Company is required to deliver under the New Stream may have a greater value than the amount of silver production on which the calculation is based. This may have a material adverse effect on the Company’s financial performance.

Counterparty and Market Risks

From time to time the Company may enter into sales contracts to sell its products, including refined silver from doré bars, silver, gold, lead and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through the Company’s corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders, or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, it may be forced to sell some or all of its products, or greater volumes of its products than it may desire in adverse market conditions, thereby reducing the Company’s revenues on a per ounce basis.

In addition, should any counterparty to any sales contract not honor such contract or become insolvent, the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, may be forced to sell at lower prices than could be obtained through sales on the spot market, or may not have a market for its products. The Company’s future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company’s products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international brokerage organizations. Additionally, silver-lead and related base metal by-products are sold primarily through two international organizations. Payments of receivables are scheduled routinely and received normally within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is usually not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds an interest or which it acquires may depend upon the Company’s ability to obtain financing through equity financing or debt financing, pre-sale arrangements, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals and equity markets may make it difficult or impossible for the Company to obtain further financing on favorable terms or at all. If the Company is unable to obtain additional financing, it may be required to delay or postpone exploration, development or production on some or all of its properties, potentially indefinitely.

As at December 31, 2017, the Company had approximately $118.1 million of cash and cash equivalents in its treasury and working capital of $116.3 million while total available liquidity, including $8.8 million of undrawn revolving credit facility (under the Existing Credit Facility), was $125.1 million. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company expects to have sufficient capital to support its current operating requirements in the foreseeable future, provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company’s projections. There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

As described above, the Company has entered into the Commitment Letter for the New Credit Facilities which will replace the Existing Credit Facility if the Arrangement is completed on or before May 31, 2018 and certain other customary conditions are fulfilled or waived. In the event that the Arrangement is not completed, the Existing Credit Facility will remain in effect.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metals market were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need injection of additional capital to address its cash flow requirements.

Indebtedness

As of December 31, 2017, the Company’s total consolidated indebtedness was $41.1 million, all of which was secured indebtedness. As of December 31, 2017, after giving effect to the issuance of the Initial Notes and the Over-Allotment Notes, the Company’s total consolidated indebtedness would have been $197.6 million, $41.1 million of which would have been secured indebtedness. As of December 31, 2017, after giving effect to the issuance of the Initial Notes and Over-Allotment Notes, the consummation of the Arrangement and the related transactions and the application of the net proceeds from the offering of Initial Notes and Over-Allotment Notes, the Company’s total consolidated indebtedness would have been $218.7 million, $55.8 million of which would have been secured indebtedness.

The Company is required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders.

The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond the Company’s control. The Company may not continue to generate sufficient cash flow from operations in the future to service this debt and to make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Existing Credit Facility require the Company to satisfy various positive and negative covenants, including maintaining at all times, certain financial ratios and tests, and the Company expects that the terms of the New Credit Facilities will include similar covenants. These covenants limit, among other things, the Company’s ability to incur further indebtedness, assume certain liens or engage in certain types of transactions. Any future or additional indebtedness may be subject to more stringent covenants. The Company can provide no assurances that in the future, the Company will not be constrained in its ability to respond to changes in its business or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Failure to comply with these covenants, including a failure to meet the financial tests or ratios, would result in an event of default and would allow the lenders thereunder to accelerate maturity of the debt or realize upon security over the Company’s assets. An event of default under the Existing Credit Facility or New Credit Facilities could result in a cross-default under the Company’s equipment leases, streaming agreements or other indebtedness (and vice versa) and could otherwise materially and adversely affect the Company’s business, financial condition and results of operations and the Company’s ability to meet its payment obligations with respect to the Company’s debt facilities, as well as the market price of the Company’s common shares.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2017, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities. The Company’s finance leases bear interest at fixed rates. Based on the Company’s interest rate exposure at December 31, 2017, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

Shares Reserved for Future Issuances; Dilution

The Initial Notes and the Over-Allotment Notes are, in accordance with their terms, convertible into common shares of the Company. In addition, the Company has outstanding stock options and, from time to time, may also issue share purchase warrants of the Company pursuant to which common shares may be issued in the future. Any such convertible securities are more likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such instruments. The exercise of such convertible securities and the subsequent resale of such common shares in the public markets could adversely affect the prevailing market price of the Company’s common shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. The trading price of the Company’s shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including the following:

•	the price of silver and (to a lesser extent) other metals;

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resources sector;

•	changes in general economic conditions;

•	the number of the Company’s common shares to be publicly traded after an offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	equity or debt financings by the Company.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. Securities markets frequently experience price and volume volatility, and the market price of securities of many companies may experience wide fluctuations not necessarily related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the Company’s common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Impairments

It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management’s assumptions, and sensitivity analyses and actual future outcomes may differ from these estimates.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”), using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent registered public accounting firm of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls will prevent theft or fraud, especially where collusion exists amongst employees.

Allocation of Capital - Sustaining and Expansionary Capital

The Company has budgeted $125.4 million for 2018 as sustaining capital and expansionary capital for investments in property, plant and equipment, mine development and exploration. Sustaining capital consists of capital expenditures required to maintain current operations. Expansionary capital is earmarked for growth projects to expand current operations. A total of $51.0 million has been earmarked for sustaining capital and $74.4 million has been planned for expansionary capital in 2018. There can be no assurance that such cost estimates will prove to be accurate. The Company may alter its allocation of capital to provide for revised strategic planning, metal price declines or other external economic conditions. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Factors which may influence costs include the risks outlined under the heading “Operating Hazards and Risks”, as well as the following:

•	shortages of principal supplies needed for construction;

•	restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments;

•	changes in the regulatory environment with respect to planning and construction;

•	the introduction of new property or capital taxes; and

•	significant fluctuations in the exchange rates for certain currencies.

Insurance Risk

Although the Company has multimodal insurance policies that cover: material damage to buildings, including by earthquakes; material damage to contents, including by earthquakes; loss and consequential damages (including removal, utilities, fixed costs, wages and extraordinary expenses); and responsibility to third parties, such insurance might not cover all the potential risks associated with its operations. These policies also carry deductibles for which the Company would be obligated to pay in connection with a claim thereunder. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Continued Growth

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance the Company’s continued growth and sustain capital requirements. If the Company does not realize satisfactory prices for its products (principally silver), it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements may result in dilution to the Company’s existing shareholders and could adversely affect the Company’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements the Company might have. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity.

Arrangement Risks

Completion of the Arrangement

Consummation of the Arrangement and the related transactions is subject to the satisfaction of a number of conditions, certain of which are outside the Company’s control, including, without limitation, obtaining the requisite approvals of Primero’s securityholders (which have been obtained), the receipt of the final order approving the Arrangement granted by the British Columbia Supreme Court; and receipt of the Mexican Antitrust Clearance (as defined in the Arrangement Agreement). There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Certain conditions may be waived in the Company’s discretion, however certain other conditions are not subject to waiver.

Both the Company and Primero have the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either party provide any assurance, that the Arrangement Agreement will not be terminated by the other party before completion of the Arrangement.

In the event that the Arrangement Agreement is terminated as a result of Primero entering into a superior proposal and in certain other limited circumstances, the Company may be entitled to receive a termination fee from Primero in the amount of $10 million. However, the termination fee is not payable in all circumstances and therefore the situation may arise that the Arrangement Agreement is terminated and the Company does not receive the termination fee or other consideration. In addition, notwithstanding that such fee may be payable, Primero may be unable to pay such fee or may dispute whether it is required to do so. In the event that Primero terminates the Arrangement Agreement as a result of a breach of the Arrangement Agreement by the Company, the Company may become liable to Primero for significant damages. Both the Company and Primero have each agreed to pay a $2 million expense reimbursement fixed fee to the other party as reimbursement for certain expenses upon termination of the Arrangement Agreement due to the occurrence of certain other events.

If the Arrangement is not completed for any reason, the market price of the Common Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed, and the Company’s business may suffer. In addition, the Company will remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement in the event that the Arrangement is not completed. If the Arrangement is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

Unexpected Costs or Liabilities

Although the Company has conducted what it believe to be a prudent and thorough level of investigation in connection with the Arrangement, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, Primero. Following the Arrangement, the Company may discover that it has acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. Although the Arrangement Agreement contains extensive representations and warranties relating to the business of Primero, in the event that there is a breach of such representations and warranties, the Company will not have recourse against any party for such breaches, following consummation of the Arrangement. In the event that a breach arises prior to the consummation of the Arrangement, the Company may only terminate the Arrangement Agreement in certain limited circumstances, including where such breach results in a Material Adverse Effect (as defined in the Arrangement Agreement) on Primero. In the event of termination in such circumstances, the Company will be entitled to receipt of a $2 million expense reimbursement fee, however, Primero may be unable to pay such fee or may dispute whether it is required to do so and therefore there can be no certainty that the Company will receive such fee. The Company may also determine, in its sole discretion, to waive breaches by Primero of a representation or warranty arising prior to the consummation of the Arrangement, in which case the Company will have no recourse for such breach.

Although the Arrangement Agreement contains covenants on the part of Primero regarding the operation of its business prior to closing the Arrangement, the Company will not control Primero and its subsidiaries until completion of the Arrangement and Primero’s business and results of operations may be adversely affected by events that are outside of the Company’s control during the intervening period. In the event that there is a breach of such covenants, the Company will not have recourse against any party for such breaches, following consummation of the Arrangement. The Company may, in certain circumstances, terminate the Arrangement Agreement for breach of covenants by Primero prior to the consummation of the Arrangement or the Company may also determine, in its sole discretion, to waive breaches by Primero of a covenant arising prior to the consummation of the Arrangement, in which case the Company will have no recourse for such breach.

Historic and current performance of Primero’s business and operations may not be indicative of success in future periods. The future performance of Primero may be influenced by, among other factors, economic downturns, increased environmental regulation, turmoil in financial markets, unfavorable legal or administrative decisions, rising interest rates and other factors beyond the Company’s control. As a result of any one or more of these factors, among others, the operations and financial performance of Primero may be negatively affected during such period which may adversely affect the Company’s future financial results.

Integration of Primero

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating the Company’s and Primero’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of the Arrangement.

Transaction Costs

The Company expects to incur a number of costs associated with consummating the Arrangement and related transactions and integrating Primero’s operations with the Company’s operations. The substantial majority of such costs will be non-recurring expenses resulting from the Arrangement and will consist of repayment of Primero debt and the Primero Debentures, transaction costs related to the Arrangement, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of Primero’s business with the Company’s business.

Benefit of Growth Projects

As part of the Company’s strategy, the Company will continue efforts to develop and acquire new mineral projects and will have an expanded portfolio of such projects as a result of the acquisition of Primero and the San Dimas Mine. A number of risks and uncertainties are associated with the exploration, development and acquisition of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for the Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favorable than current estimates, the combined company’s business, results of operations, financial condition and liquidity could be adversely impacted.

The New Stream

The San Dimas Mine is currently subject to the Existing Stream. In connection with the Arrangement, the Company proposes to establish a New Stream. While the Company believes the terms of the New Stream are more favorable than the terms of the Existing Stream, the exact effect on the operations and results of the San Dimas Mine are currently assumed but it is possible that the New Stream may have a negative impact on the operations and results of the San Dimas Mine.

The New Stream fixes the ratio that will be used to calculate the amount of gold the Company is required to deliver to WPMI on account of silver production at the San Dimas Mine at 70:1, with provisions to adjust the ratio if the ratio of the market price of gold to the market price of silver (calculated in accordance with the New Steam) moves above or below 90:1 or 50:1, respectively, for any consecutive 6 month period during the term of the New Stream. Any adjustment to the ratio may impact the amount of gold deliverable under the New Stream which may have a material adverse effect on the Company’s financial performance depending on the relative market prices of gold and silver. Subject to such adjustment provisions, the ratio that will be used to calculate the amount of gold the Company is required to deliver under the New Stream is fixed. The market prices of gold and silver may fluctuate. At any given time, the amount of gold that the Company is required to deliver under the New Stream may have a greater value than the amount of silver production on which the calculation is based. This may have a material adverse effect on the Company’s financial performance.

Volatility of Market Price of Common Shares

The market price of the Common Shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors. Following the consummation of the Arrangement and related transactions, a significant number of Common Shares will be available for trading in the public market. Although the Common Shares which the Company will issue to WPMI as part of the termination fee for the Existing Stream will be subject to certain resale restrictions, such restrictions may not prevent the resale of such Common Shares, either on or off the market. The increase in the number of Common Shares may lead to sales of such Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, the Common Shares. The potential that shareholders may sell Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

Ownership by a Single Shareholder

In connection with the termination of the Existing Stream, the Company will be issuing to WPMI 20,914,590 Common Shares. The Common Shares to be issued to WPMI will be subject to a 6 month hold period (subject to certain exceptions), with volume selling restrictions thereafter. Following the issuance, WPMI will own approximately 11% of the Company’s issued and outstanding Common Shares. As such, WPMI will be in a position to exert influence over matters requiring shareholder approval, including the determination of significant corporate actions that could otherwise be beneficial to the Company’s other shareholders, including the election and removal of directors, amendments to the Company’s corporate governing documents and business combinations. The Company’s interests and those of WPMI may at times conflict, and this conflict might be resolved against the Company’s interests. The concentration of ownership by a single shareholder may practically preclude an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

Additional Risks Related to Primero

Upon completion of the Arrangement, Primero will become a wholly-owned subsidiary of the Company and its business and properties will become a part of the Company’s overall business. As the business of Primero also involves the exploration and development of precious metals properties in Mexico, the business of Primero is subject to many of the risk factors described above with respect to the Company’s current business. However, there are also additional risks which are particular to the business of Primero which are set out below that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of Primero and as a result, following the consummation of the Arrangement, could have a material adverse effect on the Company’s operating results, earnings, properties, business and condition (financial or otherwise) regardless of whether such risks materialize prior to or following the consummation of the Arrangement.

Challenges to the Advance Pricing Agreement

Overview

The Mexican tax authority (the “SAT”) has initiated a proceeding seeking to nullify the Advance Pricing Agreement (the “APA”) which it issued to Primero in 2012. The APA confirmed Primero’s basis for paying taxes on the price it realized for certain silver sales between 2010 and 2014. If the SAT’s challenge is successful it would have a material adverse effect on Primero’s business, financial condition and results of operations. Although the Company and Primero are continuing to advance discussions with SAT, there can be no certainty on the timing or outcome of such discussions, and the ultimate outcome of such discussions may have a material and adverse effect on Primero and the Company.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a silver purchase agreement (the “Silver Purchase Agreement”) with Wheaton in connection with the San Dimas Mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell certain silver extracted from the mines at a price set forth in the Silver Purchase Agreement.

In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas Mine concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, Primero sell to Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas Mine concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2017, the contract price was $4.30. The price paid by Wheaton under the Silver Purchase Agreement represents the total value that Primero and its affiliates receive for the sale of silver to Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions (subject to termination as discussed herein in connection with the New Stream).

The specific terms of the Silver Purchase Agreement require that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton’s Cayman subsidiary, WPMI. As a result, Primero’s Mexican subsidiary that holds the San Dimas Mine concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas Mine concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When Primero initially acquired the San Dimas Mine, the sales from PEM to STB were made at the spot market price while the sales by STB to SWC were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In 2010, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Silver Purchase Agreement. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

The SAT has initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. Since such time, the SAT has issued observation letters to PEM stating that PEM should pay taxes on the market price of silver. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. Primero is an “interested party” in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favor of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on Primero’s results of operations, financial condition and cash flows.

Tax Uncertainties

For the 2015 and subsequent tax years, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on Primero’s business, financial condition and results of operations.

Oustanding Litigation

Primero, and certain of its directors and officers, are also defendants in a class action lawsuit in the State of California, which is related to the ongoing legal dispute with the SAT in Mexico. The lawsuit was filed in February 2016 against Primero seeking to recover damages for investors in Primero’s common shares under the U.S. federal securities laws. The plaintiffs allege that Primero and certain directors and officers of Primero acted fraudulently and misled investors through public disclosure regarding the APA. The plaintiffs claim that the APA was fraudulently obtained by Primero and the officers and directors were aware of this and misled investors when making certain public statements. Primero filed a motion to dismiss which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 28, 2017. A motion to dismiss the action was granted on July 14, 2017 and the final judgment to dismiss the action was signed on August 9, 2017. However, the plaintiffs filed a notice to appeal the decision with the United States Court of Appeals for the Ninth Circuit. The plaintiffs filed and served their opening brief on December 13, 2017. Primero cannot reasonably predict the likelihood or outcome of these actions. If Primero is unable to resolve these disputes favorably, it may have a material adverse impact on Primero’s financial performance, cash flow and results of operations.

Recent Sale Agreements

Primero has recently divested itself of two material assets: the Black Fox Complex and the Cerro del Gallo Project.

On August 25, 2017, Primero entered into an asset purchase agreement (the “Black Fox Purchase Agreement”) with McEwen Mining Corp. (“McEwen”). Pursuant to the Black Fox Purchase Agreement, McEwen agreed to purchase Primero’s Black Fox Complex (which was owned directly by Primero) and assume all of Primero’s liabilities associated with the Black Fox Complex (the “Black Fox Transaction”). The Black Fox Transaction closed on October 6, 2017 and Primero received cash consideration of $32.5 million, which included $27.5 million in cash proceeds and the release of $5 million from restricted cash that was pledged towards environmental closure liabilities.

Pursuant to the Black Fox Purchase Agreement, McEwen agreed to assume certain liabilities of Primero and to indemnify Primero for any losses sustained by Primero after closing with respect to such liabilities. It is not certain that McEwen will have sufficient assets to satisfy any claims for the assumed liabilities at the time a claim is made or a judgment respecting such a claim is entered. As a result, there can be no assurance that Primero will be able to obtain from McEwen under the Black Fox Purchase Agreement, the full amount of any damages suffered by it in connection with the assumed liabilities. In addition, under the Black Fox Purchase Agreement, Primero will continue to be liable for certain other liabilities associated with the Black Fox Complex (such as with respect to any pre-existing environmental condition). If a claim is made or a judgment respecting such a claim is entered with respect to such assumed liabilities, Primero will be liable for such claims. This potential liability may have a material adverse impact on Primero’s financial performance, cash flow and results of operations.

On November 13, 2017, Primero entered into a share purchase agreement (the “CDG Purchase Agreement”) with Argonaut Gold Inc. (“Argonaut”). Pursuant to the CDG Purchase Agreement, Argonaut agreed to purchase all of the issued and outstanding shares of San Anton Resource Corporation Inc. (“San Anton”), a wholly-owned subsidiary of Primero, which holds title to the Cerro del Gallo Project in Mexico (the “CDG Transaction”). The CDG Transaction closed on November 14, 2017 and Primero received cash consideration of $15 million.

Each of the Black Fox Purchase Agreement and the CDG Purchase Agreement contain extensive representations and warranties from Primero relating to the Black Fox Complex and San Anton, respectively. A misrepresentation thereunder or breach by Primero of any of the other terms or conditions of either the Black Fox Purchase Agreement or the CDG Purchase Agreement could lead to potential liability, which may have a material adverse impact on Primero’s financial performance, cash flow and results of operations.

Use of Ejido-owned Land

The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with local Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations at the San Dimas Mine. In cases where access to land is required for operations and an agreement cannot be reached with the Ejido or land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

Two of the legal proceedings were decided in favor of the Ejidos in 2015, resulting in Primero gaining standing rights as an affected third party. Primero obtained injunctions to suspend any legal effect of the decisions while Primero proceeds with a legal process in an attempt to nullify the Ejido’s claim by submitting evidence of Primero’s legal title. In February 2017, one of the two legal processes to nullify the Ejidos’ claim was decided in favor of Primero and was later appealed by the Ejido, and the decision on the appeal is still pending. The second proceeding is ongoing. The third outstanding legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favor of the Ejido in that proceeding, Primero may seek to annul such decision by defending its position as the legitimate owner. If Primero is not successful in these challenges, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

San Dimas Tailings Containment Sites

Historically, tailings containment sites were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were carried out to upgrade the containment structures and tailings operations and to remediate the Tayoltita tailings dam. In 2014 a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The final assessment delivered to Primero in early 2015 shows that the facility exceeds the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the current surface water management facilities shows that the ditches, diversion dam and other structures require modifications to accommodate storm events. The engineering of these improvements was completed in 2015. Work was started in 2015 and continued into Q3 2017 with the most critical items completed. Following a planned inspection of the tailings storage facility in September 2017 by Amec Foster Wheeler, the consultant issued a site visit report and recommended modifications to the 2015 design of the eastern berm and solution storage pond located to the east of the tailings storage facility. The remaining work is expected to resume in late Q1 2018 and is expected to be completed in 2019 per a work sequence suggested in the report. The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. If the Arrangement is completed, the Company will incur environmental liability for mining activities conducted both before and after the acquisition of the San Dimas Mine. To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company. The asset purchase agreement entered into by Primero in connection with the acquisition of the San Dimas Mine did not provide for any indemnities from the vendors against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero has indemnified the vendors for any future environmental claims or liabilities.

Product Marketing and Sales

Silver is sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries between the Company, the LBM or end consumers. The end product from the Company's facilities comes in two forms: silver doré bars and various concentrates of silver, lead, zinc and gold. The physical silver doré bars usually containing greater than 90% silver with some gold and other impurities are delivered to one of three refineries where doré bars are refined to commercially marketable 99.9% pure silver bars. The production of concentrates in powder form containing silver, lead, zinc and gold are delivered to brokers in Manzanillo, México where they are blended with other producers’ concentrates and shipped abroad to smelters where they are smelted to separate the base metal by-products of lead and/or zinc from the silver and gold content for delivery to the global buyers of silver, gold, lead or zinc. The metal refineries and smelters charge the Company for their refining and smelting services, and turn out refined products of silver, gold, lead and zinc. Refining of doré bars is a fraction of the cost of smelting concentrates for silver as measured on a per silver ounce basis.

The Company delivers its production via a combination of private aircrafts, armoured cars and trucks to a number of refineries and smelters who then, once they have refined or smelted the silver to commercial grade, transfer the silver and by-products to the physical market for the consumption of the silver and the by-products. The Company transfers risk of ownership at the time it delivers its concentrates to the smelters, and in turn receives immediate assignment of provisional contained metals to its brokerage accounts. With doré, transfer of risk of ownership in some cases is at the time of shipping and in other cases, it is at the time of delivery to the refinery. As concentrates can vary in grade and quality from shipment to shipment, there is a final settlement process to settle any variances based on the outturn of the smelted metals, usually 45 to 60 days after physical transfer of the concentrates. Likewise, but to a lesser extent, doré is turned out usually within 25 to 30 calendar days and any final variances in assays is settled at that time through the refiner assigning any liquidation differences to the metal brokers. The Company normally receives 95% to 98% of the value of its sales of doré on delivery to the refinery, and 90% to 95% of the value of concentrates on delivery to the smelter, with final settlements upon outturn of the smelted or refined metals, less processing costs.

As the Company has a number of metal brokers and refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers or smelters.

First Majestic’s senior management in Vancouver and Europe negotiate sales contracts. Contracts with smelting and refining companies, as well as metals brokers and traders are tendered and re-negotiated as required. The Company sells its silver (gold) doré through three international brokerage organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through two international organizations, with an alternate available to prevent any dependency on the existing smelter of silver, lead and zinc concentrates.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Less than 1% of the Company’s production was sold in retail transactions during 2017. Products sold included half ounce and one ounce rounds, 10 gram cubes, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set.

Social and Environmental Policies

Given the growing strategic importance of social and environmental performance management to assure the sustainability of the Company's operations, and land access requirements, the Company is building a systematic approach to social management under the leadership of the Vice President of Corporate Affairs and Sustainability ("VP of CSR"). The development and implementation of this social management system is based on knowledge management, clear performance indicators, structured analysis and a longer-term planning process for operational continuity and sustainability.

Corporate Social Responsibility ("CSR")

The aim of First Majestic’s CSR policy is to avoid, minimize or compensate for any environmental impacts of the Company’s activities, always abiding by environmental regulatory standards.

The CSR department’s role is to develop and maintain collaborative relations to ensure the Company’s presence adds value to the communities in the vicinity of, and who may be impacted by, First Majestic’s operations. It is achieved in part by engaging in constructive dialogue with our local and regional partners, demonstrating transparency regarding our operational plans and activities and respecting the rights, traditions and cultural identity of local communities. The department works in concert with other areas of the Company to ensure that operational impacts are properly addressed, mitigated and managed.

CSR aims to proactively support the development needs of local communities by maximizing the social and economic benefits that can be generated for communities by the Company’s operations and assisting in the formulation, presentation and/or financing of projects through the mining tax fund, in partnership with government agencies, third parties, or the Company's own social investment funds. In 2017 collaboration projects included issues such as access to potable water, road sanitation and waste management infrastructure, education and social infrastructure for the development of rural economic livelihoods such as agriculture and ranching.

Ultimately, CSR acts to build and maintain the trust of local communities that the Company goes about its activities in a responsible matter, respecting their rights and interests, and contributing in a net positive manner to their socio-economic wellbeing. First Majestic recognizes that only by acting in a socially responsible manner, and integrating such practices into its corporate management systems, can it assure the sustainability of its business.

The programs and procedures that the CSR team developed in 2017 provided the basis for more measurable and systematic management of the external social environment of our mining operations and exploration projects. The following core programs and procedures were introduced at all First Majestic operation and exploration sites:

•	stakeholder engagement management plans;

•	risk assessment and management plans;

•

mechanisms and procedures for addressing requests and grievances from external stakeholders (with the aim of ensuring that every request, complaint or grievance is answered clearly and accurately, and resolved diligently where required, in a manner that provides our stakeholders with certainty and confidence in our processes); and

•	management of social issues.

Beyond the economic benefits of the Company’s mining operations, the Company engages with local populations to identify other key areas of opportunity for social development. The Company’s site personnel regularly participate with local schools, medical services and municipal governments in implementing educational activities and campaigns in areas such as regional health promotion, environmental education and management, emergency response, and local cultural heritage.

The Company has been recognized for ten consecutive years with the prestigious Socially Responsible Business Distinction Award by Centro Mexicano para la Filantropia (Mexican Center for Philanthropy). This honour from within the Mexican community recognizes excellence in CSR management, corporate ethics, and quality of life in the workplace, community involvement and environmental responsibility. The award affirms First Majestic’s commitment to sound CSR practices, and was achieved through demonstrating transparency, environmental stewardship and sustainability within its operations and projects in México.

Environmental Policies

The Company´s operations are subject to and materially conform with all current environmental laws and regulations in the jurisdictions where it operates. These environmental regulations provide restrictions and prohibitions against spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination. The Company also has an Environmental Management System (“EMS”), in all its operations, in order to standardize tasks, and strengthen a culture focused on minimizing environmental impacts generated by its operations and new projects. The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by the Ministry of Environment and Natural Resources ("SEMARNAT") through the Federal Attorney of Environmental Protection ("PROFEPA") in México.

First Majestic’s EMS has an external auditing program in place for reviewing the performance of each of its mining operations, which includes the participation of PROFEPA-accredited external environmental consultants for evaluating compliance to applicable environmental regulations. This is part of a strategy for continuous improvement and achieving the Company’s medium-term goal of obtaining (or at some sites, renewing) the Clean Industry Certificate issued by PROFEPA.

The Company has implemented an environmental policy and the general objectives of the policy are:

•

To meet all applicable Mexican legal requirements, particularly those expressed in the Ley General del Equilibrio Ecológico Protección al Ambiente y sus Reglamentos (Environmental Balance and Environmental Protection General Laws and Rules), through its subsidiaries;

•	To reduce the level of risk in each of the areas of work;

•	To maintain the highest standards of social welfare for its workers;

•	To mitigate all negative environmental impacts and where possible, to generate positive impacts to the environment of each mining unit;

•	To monitor the optimal operation of anti-pollution equipment;

•	To protect the installations and the assets of the Company;

•	To coordinate and disseminate an environmental management system;

•	To participate in training and continuing education programs; and

•	To monitor and restrict workers and equipment from areas of high risk.

Responsibilities for each of the activities of the environmental program are assigned to specific individuals that will be responsible for assuring their proper execution. The head of the environmental department is directly responsible for compliance with its plans and programs and ensuring the proper functioning of the EMS.

The PROFEPA awarded a Clean Industry Certificate to the San Martín Silver Mine in August 2015 and the Del Toro Silver Mine in August 2016.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on a number of different tax bases, with credits or offsets permitted in certain cases between various tax liabilities. In late 2013, the Mexican government approved major reforms to the Mexican system of taxation, followed by additional reforms enacted in late 2015. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México during fiscal 2017 and expected to apply on a prospective basis.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Special Mining Duty (also referred to as Mining Royalty), (iii) Value Added Taxes (“VAT” or "IVA"), (iv) Profit sharing taxes ("PTU"), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria ("SAT") often referred to as “Hacienda”.

Corporations resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases applicable to fiscal 2017 are as follows:

(i)

Corporate Income taxes ("ISR") - 30% on a corporation’s taxable income in 2017. Normal business expenses may be deducted in computing a corporation’s taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii)

Special Mining Duty - 7.5% on a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The royalty is deductible for corporate income tax purposes, therefore after taxes the net impact is 70% of 7.5% or 5.25% after tax;

(iii)	Environmental Duty - 0.5% on revenues from the sale of precious metals (gold, silver, platinum). The duty is deductible for corporate income tax purposes;

(iv)

Value Added Taxes - 16% payable monthly on taxable receipts from the sales of goods and services in México and 0 % on exports, creditable against the IVA paid on deductible services, expenses and imports;

(v)	Profit sharing Taxes - 10% on a corporation’s taxable income and payable to the workers in the corporation, creditable against corporate income taxes payable;

(vi)	Mining Rights Taxes - a nominal rate charged on a per hectare basis on a corporation’s mining rights; and

(vii)	Municipal Taxes - Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities at the Del Toro mine.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes if they are paid out of tax paid retained earnings. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten year loss carry forward period exists, subject to inflation adjustment. The Organization for Economic Co-operation and Development rules apply to transfer pricing matters crossing country borders. Thin capitalization rules are based on a 3:1 debt to equity limitation for foreign companies investing in Mexican mining companies.

There is a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). Per the México-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 1, 2008, management of the Company executed a corporate restructuring for tax purposes, enabling it, on a limited basis, to consolidate tax losses of certain of its subsidiaries against the taxable incomes of other subsidiaries (the “Tax Consolidation”). Coincident with the tax consolidation, México introduced an alternative minimum tax or flat tax known as the IETU, effective January 1, 2008 to attempt to limit certain companies from avoiding taxes on their cash earnings in México. In December 2009, México introduced tax consolidation reform rules (the “Tax Reform”), which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from the Consolidation was realized in 2008, and as such, the benefit of the Consolidation was expected to be recaptured from 2014 to 2021. The Tax Reform also abolished the existing consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. Existing groups that began consolidating after 2007 are now required to pay income taxes deferred by virtue of tax consolidation in annual installments based on a mechanism established in specified transition rules.

The tax deconsolidation results in the availability of entity level loss carry-forwards that were previously used to shelter taxable income of other group companies.

In late 2015, the Mexican government approved another tax reform, effective January 1, 2016 whereby among other things companies with unamortized loss carry-forwards from the period of consolidation can elect to claim a credit against the remaining taxes to be repaid as a result of deconsolidation at a rate of 15% of losses utilized. The Company elected to claim this credit during 2016.

In addition to its Mexican operations, the Company has offices in Europe which are actively involved in investments and the sales and marketing activities regarding the global market for its metal production.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 165,743,654 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of common shares of the Company have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

As described above, the Company has issued an aggregate of $156.5 million principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 104.3297 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share (subject to certain adjustment provisions). Interest is payable on the Notes semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2018 to holders of record at the close of business on the preceding February 15 and August 15, respectively.

On or after March 6, 2021, the Company may redeem for cash all or part of the outstanding Notes, but only if the last reported sale price of the Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Arrangement is not consummated for any reason by May 30, 2018, or if the Arrangement Agreement is terminated for any reason (other than by consummation of the Arrangement), the Company may, at its option, redeem all, but not less than all, of the outstanding Notes at the redemption price set forth in the Note Indenture. The outstanding Notes are also redeemable by the Company in the event of certain changes to the laws governing Canadian withholding taxes.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a “fundamental change” as dscribed in the Note Indenture, at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

The Notes do not carry any rights to vote alongside the holders of the Company’s common shares on any shareholder resolutions.

The Notes are governed by the Note Indenture, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High (C$)	Low (C$)	Volume
December 2017	10.60	8.04	15,562,669
November 2017	9.20	8.20	12,735,999
October 2017	9.48	8.40	10,037,661
September 2017	9.44	8.25	12,642,678
August 2017	10.48	7.51	18,426,763
July 2017	10.50	9.14	12,475,798
June 2017	12.03	9.95	15,350,934
May 2017	12.72	9.70	17,487,870
April 2017	12.70	10.77	16,797,264
March 2017	12.19	9.69	22,789,803
February 2017	14.36	11.67	26,442,218
January 2017	12.69	10.25	30,437,750

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol “AG”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the New York Stock Exchange for the periods indicated:

Period	High ($)	Low ($)	Volume
December 2017	7.84	6.25	59,047,417
November 2017	7.23	6.41	50,529,968
October 2017	7.58	6.50	48,982,047
September 2017	7.64	6.70	61,730,387
August 2017	8.40	5.92	102,737,714
July 2017	8.40	7.08	72,989,041
June 2017	8.95	7.52	87,582,171
May 2017	9.36	7.01	83,063,409
April 2017	9.59	7.93	81,476,407
March 2017	9.15	7.17	99,536,042
February 2017	10.92	8.86	96,440,600
January 2017	9.66	7.62	106,687,048

The common shares of the Company are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

PRIOR SALES

The following table sets forth the date, price and number of options that were granted by the Company during the financial year ended December 31, 2017:

Date of Issuance	Number of Options Issued	Issue or Exercise Price(C$)
January 3, 2017	2,348,140	10.84
January 4, 2017	175,000	10.84
February 6, 2017	40,000	12.97
February 28, 2017	50,000	11.82
March 1, 2017	71,997	12.04
March 7, 2017	10,000	10.55
August 21, 2017	460,000	8.10
November 20, 2017	50,000	8.65

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company’s next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a director. The Company is not required to have an executive committee but it has an Audit Committee, a Compensation and Nominating Committee, and a Corporate Governance Committee as indicated below.

Name, Position and City,		Period as a
Province and Country of	Principal Occupation or	Director of the	No. and Class	Percentage
Residence	Employment for Past 5 Years(1)	Company	of Securities(1)	of Class(2)

KEITH NEUMEYER	President of the Company from	December 5, 1998	Common	2%
CEO, President and Director	November 3, 2001 to present;	to present.	3,322,000
Zug, Switzerland	Director of the Company since
	December 5, 1998; Director and		Stock Options
	Chairman of First Mining Gold		1,340,000
	Corp. from March 31, 2015 to
	present.

DOUGLAS PENROSE, B.Comm.,	Retired; Chairman of the	September 7,	Common	Less than 1.0%
CPA, CA (3) (5)	Company from January, 2012.	2006 to present.	60,000
Chairman and Director
Summerland, British Columbia,			Stock options
Canada			205,132

MARJORIE CO, BSc, LLB, MBA (3)	Director, Strategic Relations of	March 1, 2017 to	Common	Less than 1.0%
Director	Westport Innovations from	present	4,938
Vancouver, British Columbia,	April, 2012 to February, 2015;
Canada	Principal of mc3 solutions inc.		Stock Options
	from February, 2015 to present.		50,969

ROBERT A. McCALLUM, B.Sc., P.	Professional consulting engineer	December 15,	Common	Less than 1.0%
Eng. (3) (4) (5)	and President of Robert A.	2005 to present	42,000
Director	McCallum Inc. from 1999 to
North Vancouver, British Columbia,	present.
Canada			Stock Options
			127,132

DAVID SHAW, Ph.D. (4) (5)	President of Duckmanton	January 12, 2005	Common	Less than 1.0%
Director	Partners Ltd. from June 12, 2000	to present.	70,000
Vancouver, British Columbia,	to present; President and
Canada	Director of Albion Petroleum		Stock options
	Ltd. from October 2006 to		205,132
	March 2015; Director of Talison
	Lithium Inc. from September
	2010 to March 2013; Director of
	Great Quest Fertiliser Ltd. from
	December 2010 to present;
	Director of Global Strategic
	Metals NL from November 2013
	to July 2014; Director of
	Medallion Resources from June
	2014 to present; Director of First
	Mining Gold Corp. from March
	2015 to present.

Name, Position and City,		Period as a
Province and Country of	Principal Occupation or	Director of the	No. and Class	Percentage
Residence	Employment for Past 5 Years(1)	Company	of Securities(1)	of Class(2)

DUSTIN VANDOORSELARE	Chief Operating Officer of the	N/A	Common	0%
Chief Operating Officer	Company from March 2017 to		Nil
Durango, Durango	present; VP of Operations of the
México	Company from November 2016		Stock options
	to March 2017; General		350,000
	Manager México & Honduras of
	Nyrstar NV from October 2014
	to October 2016; VP Operations
	of Goldgroup Mining Inc. from
	May 2011 to October 2014.

RAYMOND L. POLMAN, CPA, CA	Chief Financial Officer of the	N/A	Common	Less than 1.0%
Chief Financial Officer	Company from February 2007 to		145,200
Vancouver, British Columbia,	present; Director of First Mining
Canada	Gold Corp. from March 2015 to		Stock options
	present.		676,250

MARTIN PALACIOS	Chief Transformation Officer of	N/A	Common	0%
Chief Transformation Officer	the Company from April 2015 to		Nil
West Vancouver, British Columbia,	present; Chief Information
Canada	Officer of the Company from		Stock Options
	January 2012 to April 2015.		695,000

CONNIE LILLICO	Corporate Secretary of the	N/A	Common	Less than 1.0%
Corporate Secretary	Company from August 2007 to		111,500
Coquitlam, British Columbia,	present; Corporate Secretary of
Canada	First Mining Gold Corp. from		Stock options
	March 2015 to June 2016.		620,000

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.

(2)	Based upon the 165,743,654 common shares of the Company issued and outstanding as of the date of this AIF.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation and Nominating Committee.

(5)	Member of the Corporate Governance Committee.

The directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,755,638 common shares of the Company or approximately 2% of the common shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Majorie Co and Robert McCallum. All three members are independent within the meaning of applicable securities laws and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Majorie Co, has over 20 years of legal, business and corporate development experience and previously acted as Director of Strategic Relations at Westport Innovations and Chief Development Officer at The Proof Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and CEO of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a.	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

b.	the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

c.	the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;

d.	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or

e.	an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2017, the Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Public Accounting Firm, and its affiliates for professional services in each of the years ended December 31, 2017 and December 31, 2016, respectively.

	Year ended	Year ended
Category	December 31, 2017	December 31, 2016
Audit Fees	$814,000	$703,000
Audit Related Fees	Nil	$5,000
Tax Fees	$21,000	$43,000
All Other Fees	$2,000	Nil

The audit fees relate to the audit of the consolidated financial statements of the Company, review of the interim consolidated financial statements for the year and statutory audits for certain of the Company’s subsidiaries. The tax fees relate to tax compliance services.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Davila Santos Litigation

Pursuant to a share purchase agreement (the “FSR Purchase Agreement”) dated April 3, 2006, the Company acquired a controlling interest in First Silver Reserve (“FSR”) for an aggregate purchase price of C$53.4 million. The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling C$40.0 million were paid in accordance with the FSR Purchase Agreement. The final 25% instalment of C$13.3 million was not paid to Davila Santos as a result of a dispute between the Company and Davila Santos and his private company involving a mine in México (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and FSR commenced an action against Davila Santos (the “Action”). The Company and FSR alleged, among other things that, while holding the positions of director, President and Chief Executive Officer of FSR, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to FSR.

In April 2013, the Company received a positive judgment from the Supreme Court of British Columbia (the “Court”), which awarded the sum of C$96.3 million in favour of First Majestic. The Company received the sum of C$14.85 million (representing monies previously held in trust by Davila Santos’ lawyer) on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately C$81.45 million. Subsequently, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account and periodically provide to the Company certain information regarding the Bolaños Mine.

As of December 2016, Davila Santos has exhausted all possible appeals of the Court’s judgement. The Company is now seeking to enforce the British Columbia judgments in México and elsewhere. There can be no guarantee of collection on any of the remaining C$81.45 million of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover the balance. Therefore, the Company has not accrued in its financial statements any additional amounts related to the remaining unpaid judgment in favour of the Company.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2017.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2017.

MATERIAL CONTRACTS

Other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent, the following contracts are considered material contracts of the Company:

•	the Arrangement Agreement; and

•	the Note Indenture.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

Scott Martin, P. Eng., Mark Horan, P. Eng., James Barr, P. Geo., Hassan Ghaffari, P. Eng. and Graham Wilkins, P. Eng. MBA of Tetra Tech Canada Inc., Sabry Abdel-Hafez, P. Eng., Ting Lu, P. Eng., Carlos Chaparro, P. Eng., Nick Michael, MBA, formerly of Tetra Tech Canada Inc., Peter Oshust, P. Geo. and Gregory Kenneth Kulla, P. Geo. of Amec Foster Wheeler Americas Ltd., Andrew Hamilton, P. Geo., independent contractor, Stephen Taylor, P. Eng., Sebastien Bernier, P. Geo., Dominic Chartier, P. Geo., Daniel Sepulveda, SME-RM and Mr. David Maarse, P. Geo. of SRK and Maria E. Vazquez, P. Geo., Jesus M. Velador Beltran, MMSA, Ramon Mendoza Reyes, P. Eng. and Phillip J. Spurgeon, P. Geo. prepared certain technical reports on the Company’s mining properties. To management’s knowledge, Mr. Abdel-Hafez, Mr. Horan, Mr. Barr, Mr. Ghaffari, Mr. Lu, Mr. Chaparro, Mr. Martin, Mr. Michael, Mr. Wilkins, Mr. Oshust, Mr. Kulla, Mr. Hamilton, Mr. Taylor, Mr. Bernier, Mr. Chartier, Mr. Sepulveda and Mr. Maarse do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates). Ms. Vazquez Jaimes is the Geological Database Manager of the Company, Mr. Velador Beltran is the Director of Exploration of the Company, Mr. Mendoza Reyes is the Vice President of Technical Services of the Company and Mr. Spurgeon is the Senior Resource Geologist of the Company. Each of Ms. Vazquez Jaimes, Mr. Velador Beltran and Mr. Mendoza Reyes hold stock options of the Company which represent less than 1% of the outstanding shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plan, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and the Management’s Discussion and Analysis of the Company for the year ended December 31, 2017, a copy of which may be requested from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on SEDAR (www.sedar.com).

APPENDIX “A”

TO THE ANNUAL INFORMATION FORM OF

AUDIT COMMITTEE CHARTER

INTRODUCTION

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors (the “Board”) of the Company in its oversight responsibilities for:

•	the quality and integrity of the Company’s financial statements;

•	the Company’s compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the Company’s external auditor;

•	the Company’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Committee should also provide for open communication among the Company’s external auditor, financial and senior management, and the Board.

AUTHORITY

The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the Company’s external auditor, to any advisers that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION

1.	The Audit Committee must be composed of a minimum of three members. Every member of the Audit Committee must be a director of the Company.

2.

All members of the Committee must, to the satisfaction of the Board, be independent and financially literate in accordance with applicable corporate and securities laws, regulations and stock exchange rules and have such other qualifications as determined by the Board from time to time.

3.	No Committee member may serve on the audit committees of more than two other reporting issuers.

RESPONSIBILITIES

To fulfill its responsibilities and duties, the Committee will:

Financial Reporting

4.	Meet with management and, where appropriate, the Company’s external auditor to review:

(i)

the annual audited financial statements, with the report of the Company’s external auditors, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(ii)	interim unaudited financial statements, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(iii)	financial information in earnings press releases, including the type and presentation of information, paying particular attention to any pro forma or adjusted non-IFRS information;

(iv)	financial information in annual information forms, and annual reports;

(v)	prospectuses;

(vi)	the report that the United States Securities and Exchange Commission requirements be included in the Company’s annual proxy statement; and

(vii)	financial information in other public reports and public filings requiring approval by the Board.

5.

Discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

External auditor

6.

Recommend for appointment by shareholders, compensate, retain, and oversee the work performed by the Company’s external auditor retained for the purpose of preparing or issuing an audit report or related work.

7.

Review the performance and independence of the Company’s external auditor, including obtaining written confirmation from the Company’s external auditor that it is objective and independent within the meaning of applicable securities legislation and the applicable governing body of the institute to which the external auditor belongs, and remove the Company’s external auditor if circumstances warrant.

8.

Actively engage in dialogue with the Company’s external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the Company’s external auditor.

9.

Review and preapprove (which may be pursuant to preapproval policies and procedures) all services (audit and non- audit) to be provided by the Company’s external auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

10.	Consider whether the auditor’s provision of permissible non-audit services is compatible with the auditor’s independence.

11.	Review with the Company’s external auditor any problems or difficulties and management’s responses thereto.

12.	Oversee the resolution of disagreements between management and the Company’s external auditor if any such disagreement arises.

13.	Hold timely discussions with the Company’s external auditor regarding the following:

a)	All critical accounting policies and practices;

b)

All alternative treatments of financial information within IFRS related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Company’s external auditor; and

c)	Other material written communications between the Company’s external auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14.	At least annually, obtain and review a report by the Company’s external auditor describing:

a)	The Company’s external auditor’s internal quality-control procedures;

b)

Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the Company’s external auditor, and any steps taken to deal with such issues; and

c)	All relationships between the Company’s external auditor and the Company.

This report should be used to evaluate the Company’s external auditor’s qualifications, performance, and independence. Further, the committee will review the experience and qualifications of the lead audit partner each year and consider whether all partner rotation requirements, as promulgated by applicable rules and regulations, have been complied with. The committee will also consider whether there should be rotation of the Company’s external auditor itself. The Committee should present its conclusions to the full board.

15.	Set policies, consistent with governing laws and regulations, for hiring former personnel of the Company’s external auditor.

Financial Reporting Processes, Accounting Policies and Internal Control Structure

16.	In consultation with the Company’s external auditor, review the integrity of the Company’s financial reporting processes.

17.

Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

18.

Understand the scope of the Company’s external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

19.

Receive and review any disclosure from the Company’s Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company’s quarterly and annual financial statements, regarding:

a)

significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

20.

Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; major issues as to the adequacy of the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

21.

Review analyses prepared by management and the Company’s external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

22.	Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

23.	Review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

24.

Establish and oversee procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by Company employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance and Risk Management

25.	Oversee, review, and periodically update the Company’s Code of Ethical Conduct and the Company’s system to monitor compliance with and enforce this code.

26.	Review, with the Company’s counsel, legal compliance and legal matters that could have a significant impact on the Company’s financial statements.

27.

Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

28.	Consider the risk of management’s ability to override the Company’s internal controls.

29.

Review with the Company’s external auditors, and if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

30.	Review adequacy of security of information, information systems and recovery plans.

31.	Review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board.

Other Responsibilities

32.	Report regularly to the Board regarding the execution of the Committee’s duties and responsibilities, activities, any issues encountered and related recommendations.

33.	Discuss, with the Company’s external auditor the extent to which changes or improvements in financial or accounting practices have been implemented.

34.	Conduct an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.

EFFECTIVE DATE

This Charter was approved and adopted by the Board on March 10, 2014 as amended on November 30, 2017 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.